2007 annual report







**Rob Glaser**
*Chairman and CEO*

RealNetworks, Inc. delivers digital entertainment services to consumers via PC, portable music player, home entertainment system or mobile phone. Real created the streaming media category in 1995 and has continued to lead the market with pioneering products and services, including RealPlayer®; the award-winning Rhapsody® digital music service; RealArcade®, one of the largest casual games destinations on the Web; and a variety of mobile entertainment services offered to consumers through leading wireless carriers around the world.

For more information on all of our offerings, please visit
**www.realnetworks.com**



$11
$21
$54
2005
2006
2007
$325
$395
$568
2005
2006
2007
$781
$679
$557
2005
2006
2007


Adjusted EBITDA* (in millions)
*Reconciliation of GAAP net income to adjusted EBITDA appears on page 101 of this annual report

Revenue (in millions)

Cash, Cash Equivalents and Short-Term Investments (in millions)

Comparison of 5 Year Cumulative Total Return
Among RealNetworks, Inc., the NASDAQ Composite Index and the Dow Jones US Technology Index



$300
$250
$200
$150
$100
$50
0
2002
2003
2004
2005
2006
2007


RealNetworks, Inc.
NASDAQ Composite Index
Dow Jones US Technology Index

The total return on the Common Stock and each index assumes the value of each investment was $100 on December 31, 2002, and that all dividends were reinvested, although dividends have not been declared on the Common Stock. Return information is historical and not necessarily indicative of future performance.

| | Dec. 2002 | Dec. 2003 | Dec. 2004 | Dec. 2005 | Dec. 2006 | Dec. 2007 |
|---|---|---|---|---|---|---|
| RealNetworks, Inc. | $100.00 | $149.87 | $173.75 | $203.67 | $287.14 | $159.84 |
| NASDAQ Composite Index | 100.00 | 149.75 | 164.64 | 168.60 | 187.83 | 205.22 |
| Dow Jones US Technology Index | 100.00 | 151.04 | 153.70 | 158.79 | 174.83 | 202.27 |

Dear Shareholders:

2007 was a year of significant progress for RealNetworks. We posted record annual revenue of $567.6 million, an increase of 44% over 2006, and our 2007 adjusted EBITDA* was $53.9 million, two-and-a-half times greater than 2006.

More significantly, we enter our 15th year as a company with a strong financial position, clear goals and impressive market positions:

- A fast growing games business with the most advantageous collection of assets in the casual games sector;
- A digital music business with the best consumer proposition in the industry and a set of partnerships that we think position us to take that business to the next level;
- One of the most popular pieces of Internet software in history, the newly revitalized RealPlayer 11; and
- One of the strongest providers of mobile carrier entertainment technology and services in the world, with more than 27 million subscribers under management.

We believe we are well on our way to delivering on our long-term strategy: to be the premier provider of digital entertainment services that deliver content to our customers whenever and wherever they want them.

In order to accomplish our mission, we focus on three basic strategies across our businesses:

- Developing unique and deep technology that provides excellent and meaningful differentiation to our delivery of digital entertainment services;
- Building a direct relationship with a consumer audience, monetizing that audience and leveraging direct customer feedback to rapidly innovate and improve our products; and
- Creating strong business partnerships with device makers, media companies, service providers, and other distribution channels, and leveraging those partnerships to drive scale and positive network effects.

In pursuit of these strategies, we are working to balance our subscription, purchase and advertising revenue streams, allowing us to monetize a given audience in multiple complementary ways. Further, as we grow our recurring revenue — both through subscriptions on the consumer side and hosted mobile device services on our business-to-business side — we believe we are giving our business a level of predictability and durability that is especially valuable in economically uncertain times.

**Games**

In 2007, revenue from games grew 26% to $108.5 million.

The power of our games business comes from a combination of assets that is unique in our industry. We believe we are the only company in the casual games business that has both a large global audience and a large portfolio of content, which we develop and exclusively publish. Our unique content helps us drive reach, which helps us secure syndication relationships and distribution power, which, in turn, helps us acquire additional content and provides a bigger market for the content we develop ourselves.

Excellence in technology, content and distribution all contribute to our success. To that end, we are building our next generation games platform, which we plan to begin rolling out later in 2008. This new platform will allow us to more efficiently integrate advertising in games and to consolidate the back-office systems of the games businesses we have acquired over the past few years. In support of this effort, in October 2007 we purchased Game Trust, Inc., a leading developer of advanced technology for online communities and

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*See page 101 of this Annual Report for a reconciliation of GAAP net income to adjusted EBITDA.

interactive game play, which we believe will be a growth driver in casual games as it is becoming for many internet applications.

We are enhancing our ability to monetize our games business with advertising through proprietary technology that we developed in partnership with a third party. In the fourth quarter of 2007, we served a record 75 million in-game video ads, up from 44 million in the third quarter and 24 million in the fourth quarter of 2006. We have found that placing short video ads between levels of certain games is not only well accepted by consumers as unobtrusive breaks in free play, but is also providing high returns for advertisers and generating incremental revenue for game developers.

We have also announced new partnerships aimed at increasing our games reach by providing white-label games sites for other internet properties, and through agreements to distribute our games through additional networks of games sites. Early in 2008, we acquired the Trymedia assets of Macrovision Corporation, whose 250 syndication partners included AOL, Yahoo!, Telstra and T-Online, doubling the scale of our syndication business. With this increased reach, we believe that games developers have even more reason to favor us as their publishing and retailing partner.

**Music**

We are the leader in the digital music subscription business, with more than 1.9 million consumer music subscribers, up from 1.7 million at the end of 2006. However, our Rhapsody Jukebox in the Sky has not scaled as rapidly as we had hoped for a few reasons, most notably consumer compatibility issues and market education. Recognizing this, we retooled our business in 2007 and started some initiatives that, along with some key industry developments, we think will position us for success going forward.

In 2007, we focused on two key drivers for our business — technological innovation and developing deep partnerships with large scale industry players. In the third quarter of 2007, we formed Rhapsody America, a joint venture with Viacom's MTV Networks, which is contributing $230 million in TV advertising plus integrated marketing exposure over the next five years to help us build our brand and to build consumer awareness of digital subscription music services. In October, we launched our first advertising campaign with MTV, and after just four months of TV advertising, we doubled Rhapsody's unaided awareness among 18-to-34-year-old digital music listeners. Also, early in 2008, we announced a partnership with Yahoo! to migrate its music subscribers to our Rhapsody music service beginning in the summer of 2008, and we are optimistic that this should drive significant growth in our user base over time.

Moreover, at the same time that we announced the joint venture with Viacom, we announced our plans to launch Rhapsody on mobile handsets to Verizon customers in 2008. We believe that mobile handsets offer a new opportunity to introduce the Rhapsody Jukebox in the Sky to millions of new customers, which could provide the tipping point for our music business.

In addition, during the year, we focused on tightly integrating Rhapsody with more consumer devices that will enhance its portability to mobile music players and consumer living rooms. Rhapsody-optimized devices now include TV set-top boxes such as TiVo, home entertainment systems such as Sonos, MP3 players from SanDisk, and next-generation WiFi players such as the ibiza Rhapsody. We now provide Rhapsody as a web service that can be integrated directly into websites and social networks such as Facebook. By knitting together all of these service offerings, we are getting closer to fulfilling the promise that the Rhapsody Jukebox in the Sky will be available whenever and wherever consumers want it.

Another watershed music development in 2007 came as we and others persuaded the music industry to solve digital rights management (DRM) incompatibility problems, and hence, to open up the digital music purchase market. Up until now, we were essentially cut off from 70% of handheld players — the iPod segment — by DRM format incompatibilities. However, by the beginning of 2008, all of the major labels announced that they will sell their catalogs in interoperable MP3 formats. We believe that the era of DRM-free digital music sales will dramatically increase our access to the market by allowing us to introduce Rhapsody to millions of iPod customers who were previously locked into iTunes.

## Media Software and Services

Our third consumer business — Media, Software and Services — slowed its decline in 2007 with the launch of our latest version of the RealPlayer media-streaming software, RealPlayer 11. Key to that success was a new innovative functionality that allows viewers to download video clips off of the web with a single click, to store those videos in their digital library, and to send links of those downloads to their friends. With this innovation, we believe we've increased the relevance and popularity of the RealPlayer in the Web 2.0 world. Once we completed the worldwide launch of RealPlayer 11, downloads of the player were up 10%. We are working to develop additional streaming media innovations that we believe will utilize our unique capabilities, patents and experience to help deliver great media content to consumers and protect creators' rights.

## Technology Products and Solutions

In 2007, we took several steps to refine our TPS business, sharpening our focus and expanding our geographical and service offerings.

In the year, our total subscribers under management grew by more than 35%, driven in large part by our ring-back tone services (RBT). Moreover, our inter-carrier messaging traffic more than doubled, as measured by the number of intercarrier messages delivered. And we believe there is still a lot of room to grow in the business of providing hosted solutions to mobile carriers. For example, industry RBT penetration in the U.S. in 2007 was only 6%, while analysts predict it will grow to 16% in two years. Although ambitious, this growth would still leave U.S. penetration levels below that of RBT services in Korea, where it has reached approximately 40%.

Providing enhanced mobile entertainment functionality as recurring revenue offerings is the focus of our TPS business. To better concentrate our team on the higher-margin application service provider business, late in 2007, we began to pivot away from lower-margin systems-integration work we acquired as part of the 2006 acquisition of WiderThan and adjusted our related cost structure. In addition, in 2007 we bought Sony NetServices GmbH and Exomi Oy, two European-based mobile carrier services and software providers, giving us access to new technology and markets that include Vodafone's operating units in Europe and broadening our suite of offerings to mobile carriers.

One of the hidden jewels in our TPS business is our Helix DNA client software, which supports the RealAudio and RealVideo formats and other key standards on mobile media players and mobile phones. Helix has enabled digital media playback for the top-five handset manufacturers worldwide — Nokia, Motorola, Samsung, LG and Sony Ericsson. Collectively these and other partners have shipped more than 200 million Helix DNA and Real-enabled devices, including 43 million in the fourth quarter of 2007. In addition to the growing licensing revenue stream we receive from Helix-equipped devices, these design wins also open the door for a deeper and wider relationship among Real, the device makers and the service providers.

## Looking ahead

In 2008 and beyond, we are focused on a few key goals and milestones:

- Continuing to develop a structurally advantaged games business with a big audience, great content and diverse revenue sources;
- Building our music business toward scale and profitability through continued development of off-the-PC music-listening devices with leading consumer electronics makers and mobile carriers, particularly Verizon;
- Continuing to revitalize the RealPlayer, RealVideo and RealAudio format ecosystems; and
- Solidifying relationships with mobile carriers, acquiring new TPS customers, providing new services to existing customers, and using our technology advantage to set the stage for further expansion of our mobile entertainment service offerings.

Meanwhile, we will seek to utilize our strong cash position to take advantage of acquisition opportunities that give us geographic expansion, new technologies, new potential customers or additional operating earnings in our current lines of business.

Our substantial progress in 2007 was due to the dedication of our employees and board members and the loyalty of our consumers and customers. We are grateful for your commitment and support. While 2008 looks to be a turbulent year economically, we believe we are well-positioned for stability and growth in 2008 and beyond.

Sincerely,



Rob Glaser
Chairman and Chief Executive Officer



RealNetworks, Inc. 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121

May 5, 2008

Dear Shareholder:

You are cordially invited to attend the 2008 Annual Meeting of Shareholders (the "Annual Meeting") to be held at 2:00 p.m. on Tuesday, June 3, 2008 at the Seattle Marriott Waterfront Hotel, 2100 Alaskan Way, Seattle, Washington 98121.

At the Annual Meeting, the following matters of business will be presented:

1. Re-election of Jonathan Klein as a Class 2 director to serve for a three-year term;

2. Ratification of the appointment of KPMG LLP as RealNetworks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2008; and

3. Transaction of any other business properly presented at the meeting.

Detailed information as to the business to be transacted at the Annual Meeting is contained in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement.

The Board of Directors unanimously recommends a vote **"For"** each of the foregoing proposals.

We encourage you to join us and participate in the meeting. If you are unable to do so, you have the option to vote in one of three ways:

1. Sign and return the enclosed proxy card as soon as possible in the envelope provided;

2. Call the toll-free telephone number shown on your proxy card; or

3. Vote via the Internet as described in the accompanying proxy statement.

On behalf of the Board of Directors, I would like to express our appreciation for your support of RealNetworks. We look forward to seeing you at the meeting.

Sincerely,

ROBERT GLASER
*Chief Executive Officer and*
*Chairman of the Board*

REALNETWORKS, INC.
**2601 Elliott Avenue, Suite 1000**
**Seattle, Washington 98121**

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
**June 3, 2008**

To the Shareholders of RealNetworks, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of RealNetworks, Inc., a Washington corporation, will be held on Tuesday, June 3, 2008, at 2:00 p.m., local time, at the Seattle Marriott Waterfront Hotel, 2100 Alaskan Way, Seattle, Washington 98121. At the Annual Meeting, the following business matters will be presented:

(1) Re-election of Jonathan Klein as a Class 2 director to serve until the 2011 Annual Meeting of Shareholders, or until the earlier of Mr. Klein's retirement, resignation or removal, or the election of his successor (this matter only concerns Mr. Klein; no other nomination or election is before the Annual Meeting);

(2) Ratification of the appointment of KPMG LLP as RealNetworks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2008; and

(3) Transaction of any other business properly presented at the meeting.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

This Proxy Statement is being issued in connection with the solicitation of a proxy on the enclosed form by the Board of Directors of RealNetworks, Inc. for use at RealNetworks, Inc.'s 2008 Annual Meeting of Shareholders. You are entitled to vote at the Annual Meeting if you were a shareholder of record at the close of business on April 4, 2008. A list of shareholders as of that date will be available at the meeting and for ten days prior to the meeting at the principal executive offices of RealNetworks, Inc. located at 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121.

The 2007 Annual Report and this Proxy Statement can be viewed at http://www.proxydocs.com/rnwk in accordance with new rules of the U.S. Securities and Exchange Commission.

BY ORDER OF THE BOARD OF DIRECTORS



ROBERT KIMBALL
Senior Vice President, Legal and Business Affairs,
General Counsel and Corporate Secretary

Seattle, Washington
May 5, 2008

**YOUR VOTE IS IMPORTANT!**

**All shareholders are cordially invited to attend the Annual Meeting in person. Regardless of whether you plan to attend the meeting, please vote by telephone or Internet, as described in the accompanying Proxy Statement, or complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. You may still vote in person if you attend the meeting, even if you have given your proxy. Please note, however, that if a broker, bank or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from the record holder a proxy card issued in your name.**

# REALNETWORKS, INC.

## 2008 PROXY STATEMENT

## INFORMATION CONCERNING PROXY SOLICITATION AND VOTING

### General

The enclosed proxy is solicited on behalf of the Board of Directors of RealNetworks, Inc. for use at the Annual Meeting of Shareholders to be held Tuesday, June 3, 2008, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Seattle Marriott Waterfront Hotel, 2100 Alaskan Way, Seattle, Washington 98121.

These proxy solicitation materials and RealNetworks' Annual Report to Shareholders for the fiscal year ended December 31, 2007, including financial statements, were mailed on or about May 5, 2008, to all shareholders entitled to vote at the Annual Meeting.

### Record Date and Quorum

Shareholders of record at the close of business on April 4, 2008, the record date, are entitled to notice of and to vote their shares at the Annual Meeting. At the record date, 142,608,353 shares of RealNetworks' common stock, $0.001 par value per share, were issued and outstanding. The common stock is listed for trading on the Nasdaq Global Select Market under the symbol RNWK. The presence in person or by proxy of the holders of record of a majority of the outstanding shares of common stock entitled to vote is required to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes (which occur when a broker indicates on a proxy card that it is not voting on a matter) are considered as shares present at the Annual Meeting for the purpose of determining a quorum.

### How to Vote

Registered shareholders can vote by telephone, by the Internet or by mail, as described below. If you are a beneficial shareholder, please refer to your proxy card or the information forwarded by your broker, bank or other holder of record to see what options are available to you.

Registered shareholders may cast their vote by:

(1) Signing, dating and promptly mailing the proxy card in the enclosed postage-paid envelope;

(2) Accessing the Internet web site **www.proxyvoting.com/rnwk** and following the instructions provided on the website; or

(3) Calling 1-866-540-5760 and voting by following the instructions provided on the phone line.

We encourage you to vote your shares in advance of the Annual Meeting date even if you plan on attending the Annual Meeting.

### Vote Required, Abstentions and Broker Non-Votes

Each holder of record of common stock on the record date is entitled to one vote for each share held on all matters to be voted on at the Annual Meeting.

If a quorum is present at the Annual Meeting, the candidate for director receiving the highest number of affirmative votes will be elected. Shareholders are not entitled to cumulate votes for the election of directors.

If a quorum is present at the Annual Meeting, Proposal 2 will be approved if the number of votes cast in favor of this proposal exceeds the number of votes cast against the proposal.

Brokers who hold shares for the accounts of their clients may vote such shares either as directed by their clients or, in the case of "uninstructed shares," in their own discretion if permitted by the stock exchange or other organization of which they are members. Certain types of proposals are "non-discretionary," however, and brokers who have received no instructions from their clients do not have discretion to vote such uninstructed shares on those items. At this year's meeting, brokers will have discretion to vote uninstructed shares on the election of directors and Proposal 2. Additionally, shareholders may abstain from voting on the nominee for director and on Proposal 2. Abstentions and broker non-votes with respect to the election of director and Proposal 2 will have no effect, since the approval of each matter is based solely on the number of votes actually cast.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of election appointed for the Annual Meeting. The inspector of election will determine whether or not a quorum is present at the Annual Meeting.

**Revocability of Proxies**

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Corporate Secretary of RealNetworks at RealNetworks' principal offices as set forth above in the Notice of Annual Meeting a written notice of revocation or a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

**Proxy Solicitation**

The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by RealNetworks. Proxies will be solicited by mail and may also be solicited by RealNetworks' directors, officers and other employees, without additional remuneration, in person or by telephone, electronic mail or facsimile transmission. RealNetworks will also request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of common stock as of the record date and will reimburse such persons for the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly voting your shares and submitting your proxy by telephone, Internet or by completing and returning the enclosed proxy card will help to avoid additional expense.

**Shareholder Proposals for 2009 Annual Meeting**

An eligible shareholder who desires to have a qualified proposal considered for inclusion in the proxy statement and form of proxy prepared in connection with RealNetworks' 2009 annual meeting of shareholders must deliver a copy of the proposal to the Corporate Secretary of RealNetworks, at the principal executive offices of RealNetworks, no later than January 5, 2009. To be eligible to submit a proposal for inclusion in our proxy statement, a shareholder must have continually been a record or beneficial owner of shares of Common Stock having a market value of at least $2,000 (or representing at least 1% of the shares entitled to vote on the proposal), for a period of at least one year prior to submitting the proposal, and the shareholder must continue to hold the shares through the date on which the meeting is held.

A shareholder of record who intends to submit a proposal at the 2009 annual meeting of shareholders that is not eligible or not intended for inclusion in RealNetworks' proxy statement must provide written notice to RealNetworks, addressed to the Corporate Secretary at the principal executive offices of RealNetworks, not later than January 5, 2009. The notice must also satisfy certain additional requirements specified in RealNetworks' Bylaws. A copy of the Bylaws will be sent to any shareholder upon written request to the Corporate Secretary of RealNetworks.

**Shareholder Communication with the Board of Directors**

Shareholders who wish to communicate with RealNetworks' Board of Directors, or with any individual member of the Board, may do so by sending such communication in writing to the attention of the Corporate

Secretary at the address of our principal executive office with a request to forward the same to the intended recipient. Shareholder communications must include confirmation that the sender is a shareholder of RealNetworks. All such communications will be reviewed by RealNetworks' General Counsel and Corporate Secretary or Chief Financial Officer in order to create an appropriate record of the communication, to assure director privacy, and to determine whether the communication relates to matters that are appropriate for review by RealNetworks' Board of Directors or by any individual director. Communications will not be forwarded to Board members that (i) are unrelated to RealNetworks' business, (ii) contain improper commercial solicitations, (iii) contain material that is not appropriate for review by the Board of Directors based upon RealNetworks' Bylaws and the established practice and procedure of the Board, or (iv) contain other improper or immaterial information.

**Householding Information**

If you share an address with another shareholder, each shareholder may not receive a separate copy of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials. Shareholders who do not receive a separate copy of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials, but would like to receive a separate copy or additional copies, may request these materials by sending an e-mail to *investor_relations@real.com,* calling 1-206-892-6320 or writing to: Investor Relations, RealNetworks, Inc., 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

Shareholders who share an address and receive multiple copies of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials may also request to receive a single copy by following the instructions above. Current and prospective investors can also access our Form 10-K, proxy statement and other financial information on the Investor Relations section of our web site at www.realnetworks.com/company/investor.

## PROPOSAL 1 — ELECTION OF DIRECTOR

RealNetworks' Amended and Restated Bylaws provide for a Board of Directors that consists of not less than two and no more than seven members. RealNetworks' Amended and Restated Articles of Incorporation provide that the directors will be divided into three classes, with each class as nearly equal in number of directors as possible and serving for staggered, three-year terms. The authorized number of directors is currently set at seven. James Breyer and Jonathan Klein are Class 2 directors whose terms expire at the Annual Meeting. Robert Glaser and Jeremy Jaech are Class 3 directors whose terms expire at the annual shareholders meeting in 2009. Eric Benamou, Edward Bleier and Kalpana Raina are Class 1 directors whose terms expire at the annual shareholders meeting in 2010.

On March 7, 2008, James Breyer, a director in Class 2, informed us that he would not stand for re-election at the Annual Meeting. In light of this, the Board has reduced the authorized number of directors to six, effective immediately upon the effective time of Mr. Breyer's resignation. RealNetworks' Amended and Restated Articles of Incorporation provide that, upon any change in the authorized number of directors, each director then continuing to serve will continue as a director of the class of which such director is a member until the expiration of his or her term or his or her earlier death, resignation or removal. Following the reduction in the number of authorized directors, there will be three directors in Class 1, one director in Class 2 and two directors in Class 3.

At the Annual Meeting, one Class 2 director is to be elected to serve until the 2011 annual meeting of shareholders or until his earlier retirement, resignation, removal, or the election of his successor. Jonathan Klein is the nominee who currently serves as a Class 2 director of RealNetworks and has been nominated by the Nominating and Corporate Governance Committee of the Board of Directors and recommended to the shareholders by the Board of Directors for re-election at the Annual Meeting. The accompanying proxy will be voted **FOR** the election of Mr. Klein to the Board of Directors, except where authority to so vote is withheld. Proxies may not be voted for a greater number of persons than the number of nominees named. The nominee has consented to serve as a director of RealNetworks if elected. If at the time of the Annual Meeting the nominee is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Nominating and Corporate Governance Committee of the Board of Directors. The Board of Directors has no reason to believe that the nominee will be unable or will decline to serve as a director.

**Nominee for Class 2 Director**

***Jonathan D. Klein*** has been a director of RealNetworks since January 2003. Mr. Klein is a co-founder of Getty Images, Inc., a provider of imagery and related products and services, where he has served as Chief Executive

Officer and a director since 1998. Mr. Klein served as Chief Executive Officer and as a director of Getty Communications Limited, the predecessor to Getty Images, Inc., from 1996 to 1998. From 1995 to 1996, Mr. Klein served as the Joint Chairman of Getty Communications Limited. Prior to founding Getty Images, Mr. Klein served as a director of London-based investment bank Hambros Bank Limited, where he led the bank's media industry group. Mr. Klein also serves on the boards of Getty Investments L.L.C. and The Global Business Coalition on HIV/AIDS. Mr. Klein holds a Master's Degree from Cambridge University. Age 47.

### Director Independence

The Board has determined that (i) Mr. Klein is independent under the Nasdaq listing standards and (ii) all directors not standing for election at the Annual Meeting other than Mr. Glaser are independent under the Nasdaq listing standards and the applicable rules promulgated by the Securities and Exchange Commission (the "SEC").

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEE NAMED IN PROPOSAL 1.**

## BOARD OF DIRECTORS

The business of RealNetworks is managed under the direction of a Board of Directors, which has responsibility for establishing broad corporate policies and for the overall performance of RealNetworks. It is not, however, involved in operating details on a day-to-day basis.

### Identification, Evaluation and Qualification of Director Nominees

All Board members are responsible for identifying and submitting candidates for consideration as directors. The name of each candidate must be presented to the Nominating and Corporate Governance Committee with a reasonably detailed statement of his or her qualifications for serving as a director of RealNetworks. The Committee and RealNetworks' Chief Executive Officer will interview and evaluate candidates that meet the criteria for serving as directors, and the Committee will recommend to the full Board the nominees that it has determined best suit the Board's needs.

Qualifications required of individuals who are considered as board nominees will vary according to the particular areas of expertise being sought as a complement to RealNetworks' existing board composition at the time of any vacancy. All directors should possess the background, skills, expertise, and commitment necessary to make a significant contribution to RealNetworks. Relevant qualifications for RealNetworks' directors include: (1) exemplary personal and professional ethics and integrity; (2) the ability to engage in objective, fair and forthright deliberations; (3) operating experience at a policy-making level in business(es) relevant to RealNetworks' current and future plans; (4) independent judgment; (5) adequate time and personal commitment to provide guidance and insight to management; (6) a commitment to provide long term value to RealNetworks' shareholders; (7) sophisticated business skills to enable rigorous and creative analysis of complex issues; and (8) understanding and experience in relevant markets, technology, operations, finance or marketing in the context of an assessment of the perceived needs of the Board as determined from time to time.

The Committee will evaluate potential nominees by reviewing qualifications and references, conducting interviews and reviewing such other information as the Committee members may deem relevant. RealNetworks has not employed consultants to assist in identifying or screening prospective directors in the past; however, the Nominating and Corporate Governance Committee may retain a search firm for this purpose in the future. Once the Nominating and Corporate Governance Committee has approved a candidate, the Committee will recommend the candidate to the full Board for appointment. The Board ultimately makes all nominations for directors to be considered and voted upon at RealNetworks' annual meetings of shareholders.

### Shareholder Nominations and Recommendations for Director Candidates

*Shareholder Nominations for Director*

Pursuant to RealNetworks' Amended and Restated Bylaws, shareholders who wish to nominate one or more candidates for election as directors at an annual meeting of shareholders must give notice of the proposal to nominate such candidate(s) in writing to the Corporate Secretary of RealNetworks not less than 120 days before the first anniversary of the date that RealNetworks' proxy statement was released to shareholders in connection with the previous year's annual meeting, or, if the date of the annual meeting at which the shareholder proposes to make such nomination is more than 30 days from the first anniversary of the date of the previous year's annual meeting, then the shareholder must give notice with a reasonable time before RealNetworks begins to print and mail its proxy materials. The notice must satisfy certain requirements specified in RealNetworks' Amended and Restated Bylaws, a copy of which will be sent to any shareholder upon written request to the Corporate Secretary of RealNetworks. The Nominating and Corporate Governance Committee will evaluate shareholder nominees using the same standards it uses to evaluate other nominees.

No shareholder has presented a timely notice of a proposal to nominate a director this year. Accordingly, the only director to be elected at the Annual Meeting is Mr. Klein. No other nominations are before, or may be brought at, the Annual Meeting.

*Shareholder Recommendations for Director*

In addition to the general nomination rights of shareholders, the Nominating and Corporate Governance Committee of the Board of Directors will consider Board candidates recommended by qualified shareholders in accordance with a written policy adopted by the Board. To be a qualified shareholder eligible to recommend a candidate to serve on the Board, a shareholder must have continuously held at least 2% of RealNetworks' outstanding securities for at least 12 months prior to the date of the submission of the recommendation.

A qualified shareholder may recommend a Board candidate for evaluation by the Committee by delivering a written notice to the Committee subject to the requirements set forth below. The notice must be received by the Committee not less than 120 days before the first anniversary of the date that RealNetworks' proxy statement was released to shareholders in connection with the previous year's annual meeting. Where RealNetworks changes its annual meeting date by more than 30 days from year to year, the notice must be received by the Committee no later than the close of business on the 10th day following the day on which notice of the date of the upcoming annual meeting is publicly disclosed.

Any Board candidate recommended by a shareholder must be independent of the recommending shareholder in all respects (e.g., free of material personal, professional, financial or business relationships from the proposing shareholder), as determined by the Committee or applicable law. Any Board candidate recommended by a shareholder must also qualify as an "independent director" under applicable Nasdaq rules.

The notice shall also contain or be accompanied by (i) proof of the required stock ownership (including the required holding period) of the proposing shareholder, (ii) a written statement that the qualified shareholder intends to continue to own the required percentage of shares through the date of the annual meeting with respect to which the Board candidate is proposed to be nominated, (iii) the name or names of each shareholder submitting the proposal, the name of the Board candidate, and the written consent of each such shareholder and the Board candidate to be publicly identified, (iv) the recommending shareholder's business address and contact information, and (v) all other information that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended.

With respect to the proposed Board candidate, the following information must be provided:

- name, age, business and residence addresses;
- principal occupation or employment;
- number of shares of RealNetworks' stock beneficially owned (if any);
- a written resume of personal and professional experiences;
- a statement from the recommending shareholder in support of the candidate, references for the candidate, and an indication of the candidate's willingness to serve, if elected;
- all other information relating to the proposed Board candidate that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder; and

- information, documents or affidavits demonstrating to what extent the proposed Board candidate meets the required minimum criteria established by the Committee, and the desirable qualities or skills, described in the RealNetworks policy regarding director nominations.

The notice must also include a written statement that the recommending shareholder and the proposed Board candidate will make available to the Committee all information reasonably requested in furtherance of the Committee's evaluation as well as the signature of each proposed Board candidate and of each shareholder submitting the recommendation.

The notice must be delivered in writing, by registered or certified, first-class mail, postage prepaid, to Chair, Nominating and Corporate Governance Committee, RealNetworks, Inc., c/o Corporate Secretary, 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

### Continuing Directors — Not Standing for Election This Year

The following individuals are Class 1 Directors whose terms continue until 2010:

***Eric A. Benhamou*** has been a director of RealNetworks since October 2003. Mr. Benhamou has served as chairman and chief executive officer of Benhamou Global Ventures, LLC, a venture capital company, since November 2003. Mr. Benhamou also serves as chairman of the boards of directors of 3Com Corporation and Cypress Semiconductor Corporation. He served as chief executive officer of Palm, Inc. from 2001 to October 2003 and chairman until October 2007, and was chief executive officer of 3Com Corporation from 1990 to 2000. Mr. Benhamou serves on the boards of Silicon Valley Bancshares and several privately held companies. Mr. Benhamou also serves on the executive committee of TechNet and of the Computer Science and Telecommunications Board. Mr. Benhamou holds a Master of Science degree from Stanford University School of Engineering and a Diplôme d'Ingénieur from Ecole Nationale Supérieure d'Arts et Métiers, Paris, France. Age 52.

***Edward Bleier*** has been a director of RealNetworks since 1999. Mr. Bleier serves as a director of CKX, Inc., a company engaged in the ownership, development and commercial utilization of entertainment content, and of Blockbuster Inc., a provider of in-home movie and game entertainment. Mr. Bleier is retired from Warner Bros. where he served as President of Pay-TV, Cable and Networks Features. Mr. Bleier serves on the Advisory Board of Drakontas LLC, a security technology company, is Chairman Emeritus of the Center for Communication and the Academy of the Arts Guild Hall, serves as a trustee of the Charles A. Dana Foundation and is a member of the Council on Foreign Relations. In 2003, Mr. Bleier published the New York Times' bestseller "The Thanksgiving Ceremony." Mr. Bleier holds a Bachelor of Science Degree from Syracuse University and served in the U.S. Army, specializing in public information. Age 78.

***Kalpana Raina*** has been a director of RealNetworks since 2001. From 1988 to October 2006, Ms. Raina was employed by The Bank of New York, a financial holding company, most recently serving as Executive Vice President in charge of European Country Management and Corporate Banking. Prior to joining The Bank of New York, Ms. Raina was employed in the Media Division of Manufacturers Hanover Trust Company. Ms. Raina serves on the Board of ADITI: Foundation for the Arts in New York City. Ms. Raina holds a B.A. Honors degree from Panjab University, India and an M.A. degree in English Literature from McMaster University. Age 52.

The following individuals are Class 3 Directors whose terms continue until 2009:

***Robert Glaser*** has served as Chairman of the Board and Chief Executive Officer of RealNetworks since its inception in February 1994. Mr. Glaser's professional experience also includes ten years of employment with Microsoft Corporation where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University. Age 46.

***Jeremy Jaech*** has been a director of RealNetworks since July 2002. From October 2003 to January 2008, Mr. Jaech served as Chief Executive Officer of Trumba Corporation, a developer of an event calendaring software-as-a-service for businesses and organizations. Mr. Jaech was a co-founder of Visio Corporation, a developer of business drawing and diagramming software, and served as its President, Chief Executive Officer and Chairman of the Board from 1990 until its acquisition by Microsoft Corporation in 2000. Prior to founding Visio Corporation, Mr. Jaech co-founded Aldus Corporation, a software development company. Mr. Jaech also serves on the Board of Directors of several private companies including Alibre Incorporated, Trumba Corporation, Mindjet Corporation and Cozi Group, Inc. Mr. Jaech holds a B.A. in Mathematics and an M.S. in Computer Science from the University of Washington. Age 53.

### Meetings of the Board

The Board meets on a regularly scheduled basis during the year to review significant developments affecting RealNetworks and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between regularly scheduled meetings. The Board of Directors met eight times during RealNetworks' fiscal year ended December 31, 2007 and took action by unanimous written consent on four other occasions. The independent members of the Board of Directors regularly met in executive session without management present. No incumbent member attended fewer than 75% of the aggregate number of meetings of (i) the Board of Directors (held during the period for which he or she has been a director) and (ii) any Board committees on which he or she served during the periods that he or she served during the fiscal year.

### Committees of the Board

The Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategic Transactions Committee. Applying the rules of the Nasdaq Stock Market and the SEC, the Board has determined that all members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are "independent." Committee membership as of April 4, 2008, the record date, was as follows:

| Audit Committee | Nominating and Corporate Governance Committee | Compensation Committee | Strategic Transactions Committee |
|---|---|---|---|
| Eric A. Benhamou* | Edward Bleier | James W. Breyer** | James W. Breyer** |
| Jeremy Jaech | Jonathan Klein* | Eric A. Benhamou | Robert Glaser* |
| Kalpana Raina | Kalpana Raina | Jeremy Jaech* | Jeremy Jaech |
| | | | Jonathan Klein |

* Chairman

** Mr. Breyer will not be standing for re-election upon the expiration of his term at the Annual Meeting. Mr. Breyer will continue to serve as a member of the Compensation Committee and the Strategic Transactions Committee until the expiration of his term at the Annual Meeting.

*Audit Committee.* The Audit Committee provides oversight of our accounting and financial reporting, processes and financial statement audits, reviews RealNetworks' internal accounting procedures and consults with and reviews the services provided by its independent auditors. All of the members of our Audit Committee are financially literate pursuant to Nasdaq rules, and our Board has designated Mr. Benhamou as the Audit Committee Financial Expert, as defined by the SEC and applicable listing standards. Prior to April 24, 2007, the Audit Committee was composed of Messrs. Benhamou, Jaech and Klein and Ms. Raina. The Board of Directors has adopted a written charter for the Audit Committee which can be found on our corporate website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance." The Audit Committee met four times during the fiscal year ended December 31, 2007 and took action by unanimous written consent on one occasion.

*Compensation Committee.* The Compensation Committee establishes, reviews and recommends to the Board the compensation and benefits to be provided to the executive officers of RealNetworks and reviews general policy matters relating to employee compensation and benefits. Prior to April 24, 2007, the Compensation Committee was composed of Messrs. Bleier, Breyer and Jaech. The Board of Directors has adopted a written charter for the Compensation Committee which can be found on our corporate website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance." The Compensation Committee met ten times during the fiscal year ended December 31, 2007 and took action by unanimous written consent on six other occasions.

*Nominating and Corporate Governance Committee.* The Nominating and Corporate Governance Committee searches for and recommends to the Board potential nominees for Board positions, makes recommendations to the Board regarding size and composition of the Board, and develops and recommends to the Board the governance principles applicable to RealNetworks. Prior to April 24, 2007, the Nominating and Corporate Governance Committee was composed of Messrs. Bleier and Breyer and Ms. Raina. The Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee which can be found on our corporate website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance." The Nominating and Corporate Governance Committee met one time during the fiscal year ended December 31, 2007.

*Strategic Transactions Committee.* Pursuant to our Amended and Restated Articles of Incorporation, the approval of the Strategic Transactions Committee is required before the Board of Directors may:

- adopt a plan of merger,
- authorize the sale, lease, exchange or mortgage of (a) assets representing more than 50% of the book value of RealNetworks' assets prior to the transaction or (b) any other asset or assets on which the long-term business strategy of RealNetworks is substantially dependent,
- authorize RealNetworks' voluntary dissolution, or
- take any action that has the effect of the foregoing clauses.

The Strategic Transactions Committee met one time during the fiscal year ended December 31, 2007.

**Policy Regarding Director Attendance at Annual Meetings of Shareholders**

We have a policy that at least one member of our Board of Directors will attend each annual meeting of shareholders, and all directors are encouraged to attend shareholder meetings. We will reimburse directors for reasonable expenses incurred in attending annual meetings of shareholders. Two directors attended the annual meeting of shareholders held on June 25, 2007.

**Code of Business Conduct and Ethics**

RealNetworks has adopted a Code of Business Conduct and Ethics that applies to all of RealNetworks' employees, officers and directors. RealNetworks' Code of Business Conduct and Ethics is publicly available on its website *(www.realnetworks.com/company/investor* under the caption "Corporate Governance"*)*, or can be obtained without charge by written request to RealNetworks' Corporate Secretary at the address of RealNetworks' principal executive office.

## VOTING SECURITIES AND PRINCIPAL HOLDERS

### Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of April 4, 2008, information regarding beneficial ownership of the Common Stock by (a) each person known to RealNetworks to be the beneficial owner of more than five percent of RealNetworks' outstanding common stock, (b) each director, (c) RealNetworks' Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers serving as executive officers at the end of fiscal year 2007, and (d) all of RealNetworks' executive officers and directors as a group. Percentage of beneficial ownership is based on 142,608,353 shares outstanding as of April 4, 2008. The mailing address for each named executive officer and director in the table below is c/o RealNetworks, Inc., 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121.

| Name of Beneficial Owner | Number of Shares of Common Stock Beneficially Owned(1) | Percentage of Common Stock Outstanding |
|---|---|---|
| Robert Glaser(2) | 52,240,862 | 36.5% |
| Royce & Associates, LLC(3) | 10,678,315 | 7.5% |
| Eric A. Benhamou(4) | 187,920 | * |
| Edward Bleier(5) | 323,000 | * |
| James W. Breyer(6) | 582,014 | * |
| Jeremy Jaech(7) | 171,507 | * |
| Jonathan D. Klein(8) | 207,423 | * |
| Kalpana Raina(9) | 227,343 | * |
| Michael Eggers(10) | 228,031 | * |
| John Giamatteo(11) | 437,500 | * |
| Robert Kimball(12) | 574,532 | * |
| Daniel Sheeran(13) | 320,163 | * |
| All directors and executive officers as a group (14 persons)(14) | 55,952,773 | 38.2% |

* Less than 1%.

(1) Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the beneficial owner exercises voting or investment power. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of April 4, 2008 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, and subject to community property laws where applicable, RealNetworks believes, based on information provided by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes 1,872,405 shares of Common Stock owned by the Glaser Progress Foundation, of which Mr. Glaser is trustee. Mr. Glaser disclaims beneficial ownership of these shares. Also includes 375,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 4, 2008.

(3) Information is based on a Schedule 13G filed with the SEC on January 31, 2008 by Royce & Associates, LLC ("Royce"). Royce reported that as of December 31, 2007, it beneficially owned an aggregate of 10,678,315 shares of Common Stock and that its address is 1414 Avenue of the Americas, New York, New York 10019.

(4) Includes 32,920 shares of common stock owned by the Eric and Illeana Benhamou Living Trust. Also includes 155,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 4, 2008.

(5) Includes 315,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 4, 2008.

(6) Includes 355,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 4, 2008.

(7) Includes 125,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 4, 2008.

(8) Includes 190,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 4, 2008.

(9) Includes 225,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 4, 2008.

(10) Includes 224,889 shares of common stock issuable upon exercise of options exercisable within 60 days of April 4, 2008.

(11) Includes 437,500 shares of common stock issuable upon exercise of options exercisable within 60 days of April 4, 2008.

(12) Includes 555,825 shares of common stock issuable upon exercise of options exercisable within 60 days of April 4, 2008.

(13) Includes 292,625 shares of common stock issuable upon exercise of options exercisable within 60 days of April 4, 2008.

(14) Includes an aggregate of 3,701,464 shares of common stock issuable upon exercise of options exercisable within 60 days of April 4, 2008.



**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Securities and Exchange Act of 1934, as amended, requires RealNetworks' executive officers, directors, and persons who own more than ten percent of a registered class of RealNetworks' equity securities to file reports of ownership and changes of ownership with the SEC. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish RealNetworks with copies of all such reports they file. Specific due dates have been established by the SEC, and RealNetworks is required to disclose in this Proxy Statement any failure to file by those dates.

Based solely on its review of the copies of such reports received by RealNetworks, and on written representations by the executive officers and directors of RealNetworks regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, RealNetworks believes that, with respect to its fiscal year ended December 31, 2007, all of the executive officers and directors of RealNetworks, and all of the persons known to RealNetworks to own more than ten percent of the Common Stock, complied with all such reporting requirements.

**Compensation Committee Interlocks and Insider Participation**

From January 1, 2007 to April 24, 2007, RealNetworks' Compensation Committee was composed of Messrs. Bleier, Breyer and Jaech. From April 24, 2007 to December 31, 2007, RealNetworks' Compensation Committee was composed of Messrs. Benhamou, Breyer and Jaech. No executive officer of RealNetworks served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving as a member of RealNetworks' Board of Directors or Compensation Committee. In addition, no interlocking relationship existed between any member of RealNetworks' Compensation Committee and any member of the compensation committee of any other company.

**Change-in-Control Arrangements**

*RealNetworks 2005 Stock Incentive Plan.* The Compensation Committee of the Board of Directors may determine at the time an award is granted under the 2005 Stock Incentive Plan (the "2005 Plan") that, upon a "Change of Control" of RealNetworks (as that term may be defined in the agreement evidencing an award), (a) options and stock appreciation rights outstanding as of the date of the Change of Control immediately vest and become fully exercisable or may be cancelled and terminated without payment therefor if the fair market value of one share of RealNetworks' Common Stock as of the date of the Change of Control is less than the per share option exercise price or stock appreciation right grant price, (b) restrictions and deferral limitations on restricted stock awards lapse and the restricted stock becomes free of all restrictions and limitations and becomes fully vested, (c) performance awards shall be considered to be earned and payable (either in full or pro rata based on the portion of performance period completed as of the date of the Change of Control), and any deferral or other restriction shall lapse and such performance awards shall be immediately settled or distributed, (d) the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards shall lapse, and such other stock unit awards or such other awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant, and (e) such other additional benefits as the Compensation Committee deems appropriate shall apply, subject in each case to any terms and conditions contained in the agreement evidencing such award.

For purposes of the 2005 Plan, a "Change of Control" shall mean an event described in an agreement evidencing an award or such other event as determined in the sole discretion of the Board. The Compensation Committee may determine that, upon the occurrence of a Change of Control of RealNetworks, each option and stock appreciation right outstanding shall terminate within a specified number of days after notice to the participant, and/or that each participant shall receive, with respect to each share of Common Stock subject to such option or stock appreciation right, an amount equal to the excess of the fair market value of such share immediately prior to the occurrence of such Change of Control over the exercise price per share of such option and/or stock appreciation right; such amount to be payable in cash, in one or more kinds of stock or property, or in a combination thereof, as the Committee, in its discretion, shall determine.

If in the event of a Change of Control the successor company assumes or substitutes for an option, stock appreciation right, share of restricted stock or other stock unit award, then such outstanding option, stock appreciation right, share of restricted stock or other stock unit award shall not be accelerated as described above. An option, stock appreciation right, share of restricted stock or other stock unit award shall be considered assumed or substituted for if following the Change of Control the award confers the right to purchase or receive, for each share subject to the option, stock appreciation right, restricted stock award or other stock unit award immediately prior to the Change of Control, the consideration received in the transaction constituting a Change of Control by holders of shares for each share held on the effective date of such transaction; provided, however, that if such consideration received in the transaction constituting a Change of Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an option, stock appreciation right, restricted stock award or other stock unit award, for each share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of shares in the transaction constituting a Change of Control. Notwithstanding the foregoing, on such terms and conditions as may be set forth in the agreement evidencing an award, in the event of a termination of a participant's employment in such successor company within a specified time period following such Change in Control, each award held by such participant at the time of the Change in Control shall be accelerated as described above.

*RealNetworks 1996 Stock Option Plan, 2000 Stock Option Plan and 2002 Director Stock Option Plan.* Under RealNetworks' 1996 Stock Option Plan, 2000 Stock Option Plan and 2002 Director Stock Option Plan, as any of such plans have been amended and restated (the "Plans"), each outstanding option issued under the Plans will become exercisable in full in respect of the aggregate number of shares covered thereby in the event of:

- any merger, consolidation or binding share exchange pursuant to which shares of Common Stock are changed or converted into or exchanged for cash, securities or other property, other than any such transaction in which the persons who hold Common Stock immediately prior to the transaction have immediately following the transaction the same proportionate ownership of the common stock of, and the same voting power with respect to, the surviving corporation;
- any merger, consolidation or binding share exchange in which the persons who hold Common Stock immediately prior to the transaction have immediately following the transaction less than a majority of the combined voting power of the outstanding capital stock of RealNetworks ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors;
- any liquidation or dissolution of RealNetworks;

- any sale, lease, exchange or other transfer not in the ordinary course of business (in one transaction or a series of related transactions) of all, or substantially all, of the assets of RealNetworks; or

- any transaction (or series of related transactions), consummated without the approval or recommendation of the Board of Directors, in which (i) any person, corporation or other entity (excluding RealNetworks and any employee benefit plan sponsored by RealNetworks) purchases any Common Stock (or securities convertible into Common Stock) for cash, securities or any other consideration pursuant to a tender offer or exchange offer, or (ii) any person, corporation or other entity (excluding RealNetworks and any employee benefit plan sponsored by RealNetworks) becomes the direct or indirect beneficial owner of securities of RealNetworks representing fifty percent (50%) or more of the combined voting power of the then outstanding securities of RealNetworks ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors.

Except as otherwise provided in an agreement evidencing an award under the Plans, the administrator of the Plans may, in its discretion, determine that outstanding options issued under the Plans will not become exercisable on an accelerated basis in connection with any of the transactions described above if the RealNetworks Board of Directors or the surviving or acquiring corporation, as the case may be, has taken action to provide for (a) the substitution of outstanding options granted under the Plans for equitable options in the surviving or acquiring corporation, (b) the assumption of such options by the surviving or acquiring corporation, or (c) the cash payment to each holder of an option of such amount as the plan administrator shall determine represents the then value of such options.

*Mr. Kimball.* Pursuant to an agreement dated November 30, 2005 between RealNetworks and Robert Kimball (the "Kimball Agreement"), Mr. Kimball was awarded a cash bonus in the aggregate amount of $3.25 million, of which $1.0 million was paid in November 2005, and $375,000 will be paid every six months thereafter through November 2008. If Mr. Kimball resigns his position as a result of the acquisition of RealNetworks by a third party, Mr. Kimball will be entitled to receive all payments under the Kimball Agreement on his last day of employment.



## EXECUTIVE COMPENSATION

### Compensation Discussion and Analysis

This compensation discussion and analysis discusses the principles underlying our executive compensation program and the important factors relevant to the analysis of the compensation of our executive officers. The individuals who served as our Chief Executive Officer and Chief Financial Officer, as well as the other individuals included in the Summary Compensation Table on page 24, are referred to as the "Named Executive Officers" in this proxy statement. The group of individuals identified throughout this proxy statement as "executives" or "executive officers" includes the Named Executive Officers.

*Overview of Executive Compensation Program*

The Compensation Committee of the Board of Directors, which currently consists of three independent Directors, is responsible for the oversight of our executive compensation program. In establishing 2007 executive compensation, the Compensation Committee was guided by the following philosophy and objectives:

- *Attract and retain the best executives.* The total compensation for executive officers should be competitive with the compensation paid by similarly situated companies in the digital media, technology and other relevant industries and the compensation packages offered by other private and public companies with which we believe we compete for talent.

- *Reward individual performance against the achievement of measurable performance targets.* The compensation packages provided to our executive officers should include compensation that rewards performance as measured against established annual and strategic goals. These goals will cover both the unit for which the executive is responsible and the company as a whole.

- *Provide pay incentives that align executive compensation with the long-term interests of all of our stakeholders — shareholders, customers and employees.* Executive compensation should be designed to motivate executives to build a growing and profitable and sustainable business. This can best be achieved by encouraging our executive officers to conceive, develop and market the best products and services in RealNetworks' chosen markets and exceed customer expectations.

In 2007, total cash compensation, rather than specific salary and cash incentive compensation levels, was the most relevant measure considered when the cash portion of executive compensation was determined. Target total cash compensation for executives was established between the $50^{th}$ and $75^{th}$ percentiles and long-term equity incentive compensation at approximately the median for similarly situated companies. The Compensation Committee's approach is to design executive compensation packages in which a significant portion of the total compensation package comprises long-term equity components that align executive incentives with the interests of our shareholders. However, given the price performance of our common stock in recent years, the Compensation Committee recognizes the need to be flexible in its policy and to emphasize short-term cash compensation in order to retain executive talent. The Compensation Committee also considered the recommendations of our Chief Executive Officer, information provided by Frederic W. Cook & Co., Inc., an outside compensation consultant, and industry-specific compensation surveys when determining the appropriate level and mix of compensation elements. These elements include base salary, performance-based cash incentive compensation, long-term equity incentive compensation, discretionary cash bonus awards and benefits.

*Role of Executive Officers in Compensation Decisions*

In 2007, the Compensation Committee approved the final determination of compensation for our executive officers. From time to time, the Compensation Committee has discussions with Mr. Glaser concerning his own compensation. With respect to executive officers other than Mr. Glaser, the recommendations of Mr. Glaser provide the foundation for the Compensation Committee's initial discussions regarding the compensation of these executive officers. The Compensation Committee meets privately, without Mr. Glaser or other members of management present, during deliberations concerning Mr. Glaser's compensation. The Compensation Committee can exercise its discretion in modifying any recommended compensation amounts or awards to executives.

*Benchmarking*

Our Human Resources department obtains executive compensation data from outside compensation consultants and salary surveys that reflect a peer group of other technology companies and considers this data in establishing employment offers to and compensation for executive officers. In 2006, management engaged Frederic W. Cook & Co., Inc. to evaluate our compensation practices and provide analysis and advice with respect to the compensation of our executive officers. The Compensation Committee has agreed to continue the engagement of this firm, reporting directly to the Compensation Committee, to provide analysis and advice regarding executive compensation. Due to the expense of engaging outside compensation consultants annually to evaluate the compensation of our executive officers, the Compensation Committee agreed to utilize the data provided to RealNetworks by Frederic W. Cook & Co., Inc. in 2006 (the "Cook Data"), with supplemental data from the Radford Executive Survey, in determining 2007 executive compensation. The Compensation Committee is also authorized to engage its own compensation consultant, if it so desires. The Radford Executive Survey was selected to supplement the Cook Data because it provides standard compensation survey data that is focused on the technology industry, with current data provided for approximately 85 executive positions from approximately 700 companies.

The Cook Data includes compensation data from similarly situated peer companies in the Internet and software industries (the "Compensation Peer Group"). The companies comprising the Compensation Peer Group for the Cook Data are:

- Akamai Technologies, Inc.
- aQuantive, Inc.***
- Ask Jeeves, Inc.*
- Avid Technologies, Inc.
- CNET Networks, Inc.
- DoubleClick Inc.****
- drugstore.com, Inc.
- FileNet Corporation**
- F5 Networks, Inc.
- Getty Images, Inc.
- InfoSpace, Inc.
- Macromedia, Inc.*
- Macrovision Corporation
- Napster, Inc.
- Pinnacle Systems, Inc.*
- United Online, Inc.
- Vignette Corporation
- WebEx Communications, Inc.***

* acquired in 2005
** acquired in 2006
*** acquired in 2007
**** acquired in 2008

Although certain companies in the Compensation Peer Group have been involved in acquisition activity in recent years and may no longer exist as stand-alone companies, the Compensation Committee considered the Cook Data, including data from each of the Compensation Peer Group companies, to be relevant in considering overall 2007 executive compensation.

The Compensation Committee also recognizes that we compete for executive talent with companies that are significantly larger than us, and therefore, peer group data are not considered exclusively when establishing executive compensation. Companies such as Amazon.com, Inc., Microsoft Corporation and Google Inc. also compete with us for executive talent, and therefore, compensation data from larger companies may also be considered when determining executive compensation. Because the roles and responsibilities of our executive officers are unique and difficult to compare, internal pay equity considerations have not been a significant part of the process of determining executive compensation.

In 2007, the Compensation Committee retained its own consultant, Lyons, Berenson & Co. ("Lyons"), to serve at the pleasure of the Compensation Committee in connection with providing data and advice relating to the compensation of our Chief Executive Officer, and may in the future engage this firm or other compensation consultants to provide advice with respect to the compensation of our Chief Executive Officer and other executive officers. The Lyons data was considered during the process of determining 2007 compensation for our Chief Executive Officer, and developments in compensation practices applicable to the chief executive officers of approximately 60 other companies were also considered. The Lyons data included compensation data from the following 14 companies (the "CEO Compensation Peer Group"):

24/7 Real Media, Inc.*
Akamai Technologies, Inc.
aQuantive, Inc.*
Avid Technology, Inc.
CNET Networks, Inc.
drugstore.com, Inc.
F5 Networks, Inc.
Getty Images, Inc.
InfoSpace, Inc.
Macrovision Corporation
SAVVIS, Inc.
United Online, Inc.
Vignette Corporation
WebEx Communications, Inc.*

* acquired in 2007

*2007 Executive Compensation*

For the fiscal year ended December 31, 2007, the principal components of compensation for our Named Executive Officers were:

- Base salary;
- Performance-based short-term cash incentive compensation;
- Long-term equity incentive compensation;
- Discretionary cash bonus awards; and
- Benefits, including severance and change in control benefits.

*Base Salary.* We provide Named Executive Officers and other employees with base salary to compensate them for services rendered to RealNetworks and to meet the objective of attracting and retaining the executive talent needed to run the business. Base salaries provide a consistent cash flow to employees assuming acceptable levels of performance and ongoing employment. Base salaries for Named Executive Officers are determined for each executive based on position, responsibility, experience, overall company budgets and competitive market data. When determining base salaries, the Compensation Committee also considers other factors including the salaries established for comparable positions in high-growth companies in our industry and geographic region, salaries paid to executives at other companies with which we compete for comparable talent, the historical and comparative compensation levels of our executives and the executive's performance in the preceding year. Base salaries are adjusted from time to time to recognize various levels of responsibility, individual performance, market conditions and internal equity issues, and base salary adjustments are at the discretion of the Compensation Committee.

In April 2007, the Compensation Committee approved the following merit-based increases in the base salary of each Named Executive Officer in connection with annual performance evaluations:

| Name | Merit-Based Salary Increases (%) | 2007 Base Salary |
|---|---|---|
| Robert Glaser | 15% | $460,000 |
| Michael Eggers | 10% | $265,000 |
| John Giamatteo | 9% | $380,000 |
| Robert Kimball | 5% | $300,000 |
| Daniel Sheeran | 0% | $310,000 |

The Compensation Committee determined the amount of Mr. Glaser's salary increase based on data provided by Lyons, which included an estimate that salaries in Mr. Glaser's peer group will increase by approximately 15% between 2005 and 2007. The Compensation Committee awarded Mr. Glaser a salary increase of 15% in recognition of his individual performance and to ensure that his base salary is established at approximately the median as compared to those in the CEO Compensation Peer Group. Salary increases for Messrs. Eggers, Giamatteo and Kimball were based on individual performance, base salary market levels and scope of responsibility. Mr. Sheeran did not receive a base salary increase in 2007 due to his assumption of a new role with reduced leadership scope.

In February 2008, the Compensation Committee approved the following merit-based increases in the annual base salary of each Named Executive Officer in connection with annual performance evaluations:

| Name | Merit-Based Salary Increases (%) | 2008 Base Salary |
|---|---|---|
| Robert Glaser | 0% | $460,000 |
| Michael Eggers | 10% | $291,500 |
| John Giamatteo | 8% | $410,400 |
| Robert Kimball | 10% | $330,000 |
| Daniel Sheeran | 0% | $310,000 |

Salary increases in 2008 for Messrs. Eggers, Giamatteo and Kimball were based on individual performance, base salary market levels and scope of responsibility. Mr. Sheeran did not receive a base salary increase in 2008 due to changes in his role and responsibilities, and as a result, his 2007 salary was deemed to be competitive. The Compensation Committee has not taken action to approve a change in Mr. Glaser's annual base salary for 2008 as of the date of this proxy statement.

*Performance-based Cash Incentive Compensation.* The Compensation Committee established the 2007 MBO Program for executive officers other than the Chief Executive Officer to provide direct financial incentives in the form of cash bonuses with the objective of promoting the achievement of 2007 corporate performance goals. This component of executive compensation is designed to provide rewards for semi-annual financial results in 2007. Awards under the 2007 MBO Program are paid semi-annually but are not automatic and are dependent on the achievement of identified goals and objectives. Notwithstanding the performance of individual executive officers, the Compensation Committee may in its discretion increase or decrease MBO payments if certain factors warrant variation from the formula established under the 2007 MBO Program. Under the 2007 MBO Program, executive officers must be employed by RealNetworks as an officer on the first and last day of a quarter to be eligible to earn incentive compensation under the 2007 MBO Program for that quarter. In addition, executive officers must be employed on the day payments are made in order to be eligible to receive payment under the 2007 MBO Program, except in the case of death or disability.

Under the 2007 MBO Program, performance was measured semi-annually by achievement against established corporate revenue and operating income targets, with each target bearing equal weight. Cash incentive compensation payments for executives other than Mr. Glaser were paid following the completion of each six-month measurement period. While performance-based cash incentive compensation for Named Executive Officers in the 2007 MBO Program, other than Mr. Giamatteo, is targeted at 45% of annual base salary, actual payouts can range from 0% to 67.5% of annual base salary, depending on performance. The 45% target was established based on the Cook Data, which found that a shortfall in executive compensation existed prior to 2006 as a result of below-market target cash incentive compensation programs during this time. Performance-based cash incentive compensation for Mr. Giamatteo is targeted at 100% of annual base salary, with a range of actual payouts established at 0% to 150% of annual base salary, depending on performance. Mr. Giamatteo's performance-based cash incentive compensation target was established during the recruiting process. Notwithstanding the Compensation Committee's discretionary authority to increase or decrease payments under our performance-based cash incentive compensation programs, performance attainment below 80% of target is generally not rewarded. Business targets for the 2007 MBO Program were established at the beginning of the plan year and were derived from our strategic business plan. Revenue and operating income targets were established based on aggressive growth percentages year over year and were generally considered difficult to achieve.

Messrs. Giamatteo and Sheeran participated in the 2007 MBO Program in the first and second halves of 2007. In 2007, Mr. Eggers participated in a separate discretionary cash bonus program, which is discussed further below, and was not eligible to participate in the 2007 MBO Program. This separate program is designed to maintain appropriate independence for key control executives. Mr. Kimball also participated in a separate discretionary cash bonus program during the first half of 2007, which is discussed further below. The Compensation Committee determined that Mr. Kimball would become eligible to participate in the 2007 MBO Program during the second half of 2007 in lieu of participation in a discretionary cash bonus program.

In 2007, Messrs. Giamatteo, Kimball and Sheeran earned performance-based cash incentive compensation as follows:

| Name | First Half 2007 Payout (% of targeted payment) | First Half 2007 Payout ($) | Second Half 2007 Payout (% of targeted payment) | Second Half 2007 Payout ($) |
|---|---|---|---|---|
| John Giamatteo | 127% | $241,300 | 27% | $51,300 |
| Robert Kimball(1) | — | — | 27% | $18,225 |
| Daniel Sheeran | 127% | $ 88,583 | 27% | $18,833 |

(1) Mr. Kimball participated in a separate discretionary cash bonus program during the first half of 2007.

• *Mr. Glaser.* Mr. Glaser was eligible to participate in a separate performance-based cash incentive program in 2007 (the "2007 CEO Program"). Mr. Glaser's cash incentive compensation payment was made following the completion of the fiscal year and represented amounts earned based on the achievement of the same semi-annual revenue and operating income targets as those established for the Named Executive Officers who participated in the 2007 MBO Program, which targets were considered difficult to achieve. The Compensation Committee determined that these revenue and operating income targets were appropriate under the 2007 CEO Program, with each target bearing equal weight, and that performance-based cash incentive compensation for Mr. Glaser would be targeted at 100% of annual base salary. The range of actual payout under the 2007 CEO Program was established at 0% to 150% of annual base salary, depending on performance. In the first half of 2007, Mr. Glaser earned cash incentive compensation based on 103% achievement of revenue targets and 150% achievement of operating income targets, resulting in incentive cash compensation paid based on 127% of the targeted payment for the measurement period. In the second half of 2007, Mr. Glaser earned cash incentive compensation based on 93.4% achievement of revenue targets and 71.7% achievement of operating income targets, resulting in incentive cash compensation paid based on 27% of the targeted payment for the measurement period. Under the 2007 CEO Program, Mr. Glaser was required to be employed by RealNetworks on the day payment was made in order to be eligible to receive payment under the 2007 CEO Program.

In 2007, Mr. Glaser earned performance-based cash incentive compensation as follows:

| First Half 2007 Payout (% of targeted payment) | First Half 2007 Cash Incentive Compensation Earned($) | Second Half 2007 Payout (% of targeted payment) | Second Half 2007 Cash Incentive Compensation Earned($) | Total Payout |
|---|---|---|---|---|
| 127% | $292,100 | 27% | $62,100 | $354,200 |

• *Mr. Giamatteo.* Mr. Giamatteo serves as President of Technology Products and Solutions and International Operations, and this position entails more responsibility for strategic operating decisions and a greater direct influence on overall company performance than most executive positions. Therefore, Mr. Giamatteo has a greater percentage of his total compensation opportunity tied to short-term and long-term incentives than most executive officers.

Mr. Giamatteo was eligible to earn a target of 100% of his annual base salary in performance-based compensation under the 2007 MBO Program based on the achievement of established revenue and operating income targets. In the first half of 2007, Mr. Giamatteo earned cash incentive compensation based on 103% achievement of revenue targets and 150% achievement of operating income targets, resulting in an incentive cash compensation payout of 127% of the targeted payment for the measurement period. In the second half of 2007, Mr. Giamatteo earned cash incentive compensation based on 93.4% achievement of revenue targets and 71.7% achievement of operating income argets, resulting in an incentive cash compensation payout of 27% of the targeted payment for the measurement period.

In each of 2007 and 2008, Mr. Giamatteo is eligible to participate in a separate performance-based cash incentive plan under which he is eligible to earn up to $750,000 in each year based on the achievement of revenue targets for our WiderThan Co., Ltd. subsidiary and our Technology Products and Solutions business that are generally considered difficult to achieve. Mr. Giamatteo may earn cash incentive compensation under this plan based on target performance ranging from 81% to 100% achievement against the established revenue targets, with proportionate payout of awards ranging from 5% to 100% depending on the achievement level. Amounts earned under this plan are paid semi-annually. In 2007, Mr. Giamatteo earned cash incentive compensation under this plan at an achievement level of 100%, resulting in an award of performance-based cash incentive compensation to Mr. Giamatteo in the amount of $750,000.

• *Mr. Kimball.* In the first half of 2007, Mr. Kimball did not participate in the 2007 MBO Program, and instead earned discretionary cash bonus compensation, which is discussed further below. In the second half of 2007, Mr. Kimball earned cash incentive compensation under the 2007 MBO Program based on 93.4% achievement of revenue targets and 71.7% achievement of operating income targets, resulting in a payout of 27% of the targeted payment for the measurement period.

• *Mr. Sheeran.* In the first half of 2007, Mr. Sheeran earned cash incentive compensation under the 2007 MBO Program based on 103% achievement of revenue targets and 150% achievement of operating income targets, resulting in a payout of 127% of the targeted payment for the measurement period. In the second half of 2007, Mr. Sheeran earned cash incentive compensation under the 2007 MBO Program based on 93.4% achievement of revenue targets and 71.7% achievement of operating income targets, resulting in a payout of 27% of the targeted payment for the measurement period.

*Long-term Equity Incentive Compensation.* In keeping with RealNetworks' philosophy of providing a total compensation package that includes at-risk components of pay, long-term incentives consisting of stock option grants and, in certain cases, restricted stock units, comprise a component of the total compensation of the Named Executive Officers. These incentives are designed to motivate and reward executives for maximizing shareholder value and encourage the long-term employment of key employees. When stock options and restricted stock units are granted to executive officers, the executives' levels of responsibility, experience and breadth of knowledge, individual performance criteria, previous equity awards and the compensation practices at similarly situated companies in RealNetworks' industry are considered in evaluating total compensation. The size of equity awards is generally intended to reflect an executive's position with and contributions to RealNetworks, and as a result, the number of shares underlying stock options and restricted stock unit awards varies. In 2007, the Compensation Committee targeted long-term equity incentive compensation at approximately the median for executives at similarly situated companies based on the Cook Data and the Compensation Peer Group (excluding Macromedia, Inc., Pinnacle Systems, Inc., DoubleClick Inc. and Ask Jeeves, Inc. and including Savvis, Inc. and 24/7 RealMedia, Inc.). The Compensation Committee based its determination of stock option awards for the Named Executive Officers on a combination of factors including individual performance, carried interest ownership and competitive market factors. Options generally have a four or five year vesting period to encourage key employees to continue in RealNetworks' employ.

All of the stock option grants to executive officers have been made with exercise prices equal to the fair market value of our Common Stock on the dates of grant, and our officers are able to profit from their stock options only if the stock price appreciates from the value on the date the stock options were granted. The use of stock options and restricted stock units is intended to focus executives on the enhancement of shareholder value over the long-term, to encourage equity ownership in RealNetworks and to retain key executive talent.

In April 2007, the Compensation Committee approved a performance-based stock option award to Mr. Glaser for the purchase of up to 500,000 shares of Common Stock based on its desire to include long-term equity-based incentive compensation as part of Mr. Glaser's compensation package and in consultation with Lyons, which advised the Compensation Committee that making equity awards to the Chief Executive Officer continues to be a mainstream and competitive compensation practice. The Compensation Committee determined the size of this award in consultation with Lyons. Lyons advised the Committee that a non performance-based equity award having a present value at grant of approximately $2.4 million would be competitive, and value was determined as a multiple of salary. In light of the Compensation Committee's desire to grant the equity award in the form of a performance-based stock option award, Lyons advised the Compensation Committee that a premium of 25% would be appropriate, resulting in an award to Mr. Glaser having a present value at grant of approximately $3 million. The options had to be earned based on the achievement of 2007 revenue and operating income targets as established by the Compensation Committee that were considered difficult to achieve. If performance targets were achieved at a minimum level of 100% on or before December 31, 2007, all options would become earned, and they would vest in equal annual increments over four years. If performance targets were achieved at a minimum level of 90% but less than 100% on or before December 31, 2007, 250,000 options would be forfeited and canceled and the remaining 250,000 options would become earned, and they would vest in equal annual increments over four years. If performance targets were not achieved at a minimum level of 90% on or before December 31, 2007, none of the options would be earned and all options would be forfeited and canceled. The Compensation Committee determined that the performance targets were achieved at a level of 96.9% for revenue and 92.3% for operating income, resulting in a blended achievement level of 94.6% for the 2007 fiscal year. Therefore, 250,000 options were automatically forfeited. The remaining 250,000 options will vest in equal annual increments until they become fully vested in April 2011.

In September 2007, the Compensation Committee granted stock option awards and fully vested stock awards to Messrs. Kimball and Sheeran as set forth below. These awards were made in recognition of the outstanding efforts of Messrs. Kimball and Sheeran related to the negotiation and completion of the joint venture between RealNetworks and MTV Networks that resulted in the creation of Rhapsody America LLC (the "Rhapsody America Joint Venture").

| Name | Stock Option Award (# of shares) | Fully Vested Stock Award (# of shares) |
|---|---|---|
| Robert Kimball | 75,000 | 15,000 |
| Daniel Sheeran | 75,000 | 25,000 |

In 2007, options to purchase a total of 1,120,000 shares of common stock and fully vested stock awards of 40,000 shares of common stock were granted to the Named Executive Officers under the RealNetworks, Inc. 2005 Stock Incentive Plan (the "2005 Plan"). The amount and other details of the long-term equity compensation awards granted to the Named Executive Officers in 2007 are set forth in the "2007 Grants of Plan-Based Awards" table on page 26.

In February 2008, the Compensation Committee granted stock option and/or restricted stock unit awards to certain executive officers including Messrs. Eggers, Giamatteo, Kimball and Sheeran as part of the annual performance review process. Each executive officer was given a choice of receiving the award in the form of stock options, restricted stock units, or as a combination of stock options (50%) and restricted stock units (50%), which restricted stock units were adjusted based on a ratio of one restricted stock unit for every three stock options. The executive officers were offered this choice in order to provide an opportunity for diversification with respect to their long-term incentive compensation. The Compensation Committee approved the maximum grant sizes and choices that were offered to each executive officer. Mr. Eggers received an award of 58,333 restricted stock units, Mr. Giamatteo received an award of 33,333 restricted stock units, Mr. Kimball received awards of 22,500 restricted stock units and stock options for the purchase of 67,500 shares of common stock, and Mr. Sheeran received awards of 16,667 restricted stock units and options for the purchase of 50,000 shares of common stock. The stock options and restricted stock units granted to Messrs. Eggers, Giamatteo, Kimball and Sheeran will vest in equal increments every six months over a four year period. The exercise price of the stock options granted to Messrs. Kimball and Sheeran was equal to the closing price of RealNetworks Common Stock on the grant date.

*Discretionary Cash Bonus Awards.* Certain executive officers participate in a separate discretionary cash bonus program designed to maintain appropriate independence for key control executives. Mr. Eggers was eligible to participate in this discretionary cash bonus program in 2007, and Mr. Kimball was eligible to participate in this program for the first half of 2007. In 2007, discretionary cash bonus compensation for Messrs. Eggers and Kimball was targeted at 45% of annual base salary. Discretionary cash bonus payments are determined and paid semi-annually and are based on performance during each six-month measurement period. The Compensation Committee has the discretion to award cash bonuses that are greater than or less than the established target amount.

- *Mr. Eggers.* In the first half of 2007, Mr. Eggers earned discretionary cash bonus compensation that resulted in a payout of 127% of the targeted payment based on his individual performance and contributions to the overall performance of RealNetworks during the measurement period. The Compensation Committee determined that Mr. Eggers contributed equally to the financial success of RealNetworks in the first half of 2007, as compared to the executives who participated in the 2007 MBO Program, and therefore should be comparably rewarded. In the second half of 2007, Mr. Eggers earned discretionary cash bonus compensation that resulted in a payout of 50% of the targeted payment based on his individual performance and contributions to the overall performance of RealNetworks during the measurement period. The Compensation Committee determined that the performance of Mr. Eggers in the second half of 2007, including his extraordinary efforts related to the Rhapsody America Joint Venture, warranted a higher cash bonus award than the executives who participated in the 2007 MBO Program.

- *Mr. Kimball.* In the first half of 2007, Mr. Kimball earned discretionary cash bonus compensation that resulted in a payout of 127% of the targeted payment based on his individual performance and contributions to the overall performance of RealNetworks during the measurement period. The Compensation Committee determined that Mr. Kimball contributed equally to the financial success of RealNetworks in the first half of 2007, as compared to the executives who participated in the 2007 MBO Program, and therefore should be comparably rewarded.

In 2007, Messrs. Eggers and Kimball earned discretionary cash bonus compensation as follows:

| Name | First Half 2007 Payout (% of targeted payment) | First Half 2007 Payout ($) | Second Half 2007 Payout (% of targeted payment) | Second Half 2007 Payout ($) |
|---|---|---|---|---|
| Michael Eggers | 127% | $68,151 | 50% | $29,813 |
| Robert Kimball(1) | 127% | $85,725 | — | — |

(1) Mr. Kimball became eligible to participate in the 2007 MBO Program in the second half of 2007.

In 2005, RealNetworks entered into agreements with Microsoft that resulted in payments of $761 million to RealNetworks in connection with the settlement of antitrust litigation and agreements relating to digital music and games. The Compensation Committee awarded special cash bonuses to certain executive officers of RealNetworks, including Messrs. Glaser, Kimball and Sheeran, in recognition of their efforts and leadership in resolving the antitrust litigation and establishing a collaborative relationship with Microsoft. The bonuses awarded to Messrs. Glaser, Kimball and Sheeran are subject to deferred payment schedules ranging from one to three years. In 2006, Mr. Sheeran received the final payment of the discretionary cash bonus awarded to him in connection with the resolution of the antitrust litigation. The discretionary cash bonuses awarded to Messrs. Glaser and Kimball in connection with the antitrust litigation are as follows:

- *Mr. Glaser.* Pursuant to an agreement between RealNetworks and Mr. Glaser (the "Glaser Agreement"), Mr. Glaser was awarded a cash bonus in the aggregate amount of $2.9 million, of which $1.45 million was paid to Mr. Glaser in February 2006 and $725,000 was paid to Mr. Glaser in each of July 2006 and January 2007.

- *Mr. Kimball.* Pursuant to an agreement between RealNetworks and Mr. Kimball (the "Kimball Agreement"), Mr. Kimball was awarded a cash bonus in the aggregate amount of $3.25 million, of which $1 million was paid to Mr. Kimball in November 2005, $750,000 was paid to Mr. Kimball in two equal payments of $375,000 in each of May 2006 and November 2006, and $750,000 was paid to Mr. Kimball in two equal payments of $375,000 in each of May 2007 and November 2007. Pursuant to the Kimball Agreement, Mr. Kimball will receive an additional $375,000 upon the completion of each successive six months of employment with RealNetworks through November 2008. If Mr. Kimball voluntarily terminates his employment with RealNetworks or is involuntarily terminated by RealNetworks for Cause (as defined in the Kimball Agreement) prior to November 2008, he will not be eligible to receive cash payments under the Kimball Agreement that are due after the date he ceases to be employed by RealNetworks. In the case of death or disability, Mr. Kimball or his heirs will receive all remaining payments under the Kimball Agreement within 30 days.

In 2008, the Compensation Committee approved a discretionary cash bonus award of $40,000 to Mr. Sheeran in recognition of his efforts in leading the successful negotiations to acquire the online music business of Yahoo! Inc. and further establishing RealNetworks' music business.

*Benefits.* Benefits are part of a competitive compensation package to attract and retain employees, including executives. Our executive officers are eligible to participate in all of our benefit programs. These programs include medical, dental, vision, group life and disability insurance, a medical reimbursement plan, a transportation subsidy and an employee stock purchase plan that permits employees to purchase RealNetworks stock at a 15% discount from the closing sale price of our Common Stock as reported on the Nasdaq Stock Market on the last trading day of each offering period.

Our employees, including the Named Executive Officers, are also eligible to participate in our 401(k) savings plan, a tax-qualified retirement savings plan pursuant to which all U.S. based employees are able to contribute the lesser of up to 50% of their cash compensation (including base salary, bonuses, commissions and overtime pay) or the limit prescribed by the Internal Revenue Service to the plan on a before-tax basis. RealNetworks will match 50% of the first 3% of pay that is contributed to the 401(k) savings plan. All employee contributions to the 401(k) savings plan are fully vested upon contribution. Matching contributions by RealNetworks become fully vested after three years.

Our executive officers participate in the benefit programs described above on the same basis as our other employees. We may offer other benefits to our employees and executive officers from time to time, including relocation packages and signing bonuses.

Since 2002, the imputed costs associated with the occupancy of vacant office space in our headquarters by the Glaser Progress Foundation, a charitable foundation of which Mr. Glaser is Trustee, and by Mr. Glaser's personal assistant, have been reported as income to Mr. Glaser. There were no special benefits or perquisites provided to any other Named Executive Officer in 2007.

*Executive Air Travel.* Commercial aircraft is the standard means of long-distance corporate transportation for our executive officers. Our Chief Executive Officer may use private, chartered aircraft for business travel to minimize his time away from the office and to maximize his time available for other business purposes while he is traveling. Mr. Glaser personally pays the costs of private air travel for business purposes, and RealNetworks reimburses him at a rate that is equal to the cost of a commercial first class ticket to the same destination, which, in every case, was substantially less than Mr. Glaser's expenses for the trip.

*Severance and Change in Control Benefits.* It is our policy to request our executive officers, excluding Mr. Glaser, to provide a notice period of six months prior to voluntarily terminating their employment with RealNetworks for the purpose of transitioning responsibilities. The Compensation Committee believes that this is an important element of the executive compensation program, as it provides executive officers reasonable assurance of transitional employment support and it benefits RealNetworks by ensuring continuity during these transitions. In the event an executive officer provides six months' notice prior to voluntarily terminating his or her employment, he or she will receive a severance payment equal to six months of such executive's annual base salary, even if RealNetworks does not require the continued services of the executive officer for all or part of such six month notice period. In the event an executive officer provides notice of less than six months prior to voluntarily terminating his or her employment, he or she will receive a severance payment equal to the number of months' notice provided, up to a maximum severance payment equal to six months of the executive's annual base salary, even if RealNetworks does not require the continued services of the executive officer for all or part of such notice period. These severance payments are in addition to any base salary earned during these periods and are paid following the last day worked by an executive officer.

• *Mr. Kimball.* In the event Mr. Kimball resigns his position as a result of a material change in his job responsibilities, the relocation of his primary workplace by more than 15 miles, or the acquisition of RealNetworks by a third party, Mr. Kimball will be entitled to receive all payments under the Kimball Agreement on his last day of employment. In the case of death or disability, Mr. Kimball or his heirs will receive all remaining payments under the Kimball agreement within 30 days.

• *Mr. Giamatteo.* In the event RealNetworks terminates the employment of Mr. Giamatteo without cause, RealNetworks will provide Mr. Giamatteo with six months' notice, or it will pay Mr. Giamatteo his then-current base salary in lieu of notice through any remaining portion of the notice period. Additionally, if RealNetworks terminates the employment of Mr. Giamatteo without cause and Mr. Glaser is not RealNetworks' Chief Executive Officer at the time of such termination, RealNetworks will provide Mr. Giamatteo with an additional six months' notice or it will pay Mr. Giamatteo his then-current base salary in lieu of notice through any remaining portion of the notice period.

Under our equity incentive plans, if we terminate the employment of a Named Executive Officer for any reason other than for cause, and any of such Named Executive Officer's outstanding stock options or restricted stock units are not fully vested, the next vesting installment of such stock options or restricted stock units will vest on a pro rata basis for the portion of the year elapsed since the date on which the vesting of the option commenced or the last anniversary thereof, expressed in full months, provided that the Named Executive Officer executes and delivers a settlement agreement and release satisfactory to us on or before the date of such termination. If the employment of a Named Executive Officer terminates due to such executive officer's death, any stock options or restricted stock units that are unvested as of the date of such executive officer's death will fully vest on such date and may be exercised by the estate or legal representative of such executive officer for a period of one year following such date. The Compensation Committee has determined that all employees who hold stock options or restricted stock awards under our equity incentive plans are eligible for these benefits.

In addition, our employees and executive officers may be eligible to receive certain benefits with respect to outstanding awards granted under our equity incentive plans in the event of a change in control of RealNetworks. A change in control of a corporation is often accompanied by changes in the corporate culture and job losses due to redundancy, especially at the executive levels. If a change in control of RealNetworks were under consideration, we expect that our executives could be faced with personal uncertainties and distractions about how the transaction may affect their continued employment with us. By granting awards under our equity incentive plans that include change in control benefits before any such transaction is contemplated, we hope to focus our executives' full attention and dedication to our shareholders' best interests in the event of a threatened or pending change in control, and to encourage the executive to remain employed by RealNetworks through the completion of any such transaction. The change in control benefits with respect to outstanding awards granted under our equity incentive plans are further described in the section entitled "Change in Control Arrangements" on page 10.

*Stock Option Grant Practices.* We do not have any program, plan or obligation that requires the granting of stock options or other equity awards to any executive officer on specified dates. All stock options are granted with exercise prices that are equal to the last sale price of our Common Stock as reported on the Nasdaq Stock Market on the respective date of grant. The Compensation Committee typically grants options to corporate and executive officers at its scheduled meetings or by unanimous written consent. From time to time, the Compensation

Committee may authorize the future grant of a stock option to a corporate or executive officer in advance of the commencement of such officer's employment by RealNetworks. In such a case, the Compensation Committee's approval of the stock option is subject to the employment of such officer by RealNetworks, and the exercise price of such stock option is equal to the last sale price of our Common Stock as reported on the Nasdaq Stock Market on the respective date of grant, which would be the first day of our employment of such officer. Stock options are typically granted to RealNetworks employees upon hire and in connection with annual performance evaluations. Pursuant to the terms of the 2005 Plan, the Board of Directors has delegated authority to each of our Chief Executive Officer, Chief Financial Officer and General Counsel to grant awards under the Company's 2005 Plan to employees who are not directors or officers of RealNetworks. These authorized officers typically approve stock option grants to designated employees who are not officers or Directors of RealNetworks on a weekly basis.

*Tax and Accounting Implications*

*Deductibility of Executive Compensation.* Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the federal corporate income tax deduction for compensation paid by a public company to its Chief Executive Officer and certain other executive officers to $1 million in the year the compensation becomes taxable to the executive, unless the compensation is "performance-based compensation" or qualifies under certain other exceptions. The Compensation Committee seeks to balance its objective of ensuring an effective compensation package with the need to maximize the deductibility of executive compensation, and intends to qualify executive compensation for deductibility under Section 162(m) to the extent consistent with the best interests of RealNetworks. Since corporate objectives may not always be consistent with the requirements for full deductibility, it is conceivable that we may enter into compensation arrangements in the future under which payments are not deductible under Section 162(m). Deductibility will not be the sole factor used by the Compensation Committee in ascertaining appropriate levels or modes of compensation.

*Accounting for Stock-Based Compensation.* Beginning on January 1, 2006, RealNetworks began accounting for stock-based compensation in accordance with the requirements of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123 (revised 2004), *Share-Based Payment* ("FAS 123R"). Under the fair value provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period.

*Tax Gross-up Payments.* In 2007, the Compensation Committee approved tax gross-up payments to each of Messrs. Kimball and Sheeran in connection with fully-vested stock awards made to these executives in recognition of their outstanding performance and contributions related to the Rhapsody America Joint Venture. The Compensation Committee approved these payments in order to encourage continued ownership of these shares which would not have been possible if an immediate sale of the shares had been necessary to satisfy the tax payment obligations of these executives.

*Pre-Set Diversification Plans*

RealNetworks has authorized its executive officers to enter into pre-set diversification plans established according to Section 10b5-1 of the Securities Exchange Act with an independent broker-dealer. These plans include specific instructions for the broker to exercise stock options and/or sell stock on behalf of the executive on a predetermined schedule. The purpose of such plans is to enable executive officers to recognize the value of their compensation and diversify their holdings of RealNetworks common stock during periods in which the officer would otherwise be unable to buy or sell such stock because important information about RealNetworks had not been publicly released. As of March 31, 2008, four of the Named Executive Officers had such a plan.

## Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis for fiscal year 2007 with RealNetworks' management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in RealNetworks' annual report on Form 10-K and proxy statement relating to the 2008 annual meeting of shareholders.

The Compensation Committee
of the Board of Directors

*Jeremy Jaech, Chairman*
*Eric A. Benhamou*
*James W. Breyer*

## Summary Compensation Table

| Name and Principal Position | Year | Salary ($)(1) | Bonus ($)(2) | Stock Awards ($)(3) | Option Awards ($)(4) | Non-Equity Incentive Plan Compensation ($)(5) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($)(8) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Robert Glaser | 2007 | 444,384 | 725,000 | — | 545,488 | 354,200 | — | 34,146 | 2,103,218 |
| Chairman of the Board and Chief Executive Officer | 2006 | 400,000 | 2,175,000 | — | 821,456 | 325,000 | — | 35,747 | 3,757,203 |
| Michael Eggers | 2007 | 259,055 | 97,964 | 40,278 | 266,747 | — | — | 2,502 | 666,545 |
| Senior Vice President, Chief Financial Officer and Treasurer | 2006 | 224,423 | 144,284(6) | 5,738 | 158,273 | — | — | 2,840 | 535,558 |
| John Giamatteo | 2007 | 372,865 | — | — | 362,393 | 1,042,600 | — | 24,855 | 1,802,713 |
| President, Technology Products and Services and International Operations | 2006 | 350,000 | 500,000 | — | 666,581 | 235,725 | — | 326 | 1,752,632 |
| Robert Kimball | 2007 | 296,433 | 835,725 | 163,687 | 293,763 | 18,225 | — | 61,766 | 1,669,599 |
| Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary | 2006 | 225,625 | 857,089(7) | 9,451 | 147,854 | — | — | 5,777 | 1,245,796 |
| Dan Sheeran | 2007 | 306,125 | — | 162,250 | 403,300 | 107,416 | — | 94,672 | 1,073,763 |
| Senior Vice President, Corporate Partnerships and Business Development | 2006 | 310,000 | 130,000 | — | 349,571 | 93,953 | — | 1,483 | 885,007 |

(1) The amounts reported in this column represent the dollar amount of base salary paid in fiscal 2006 and 2007. The amount shown for Mr. Glaser for 2007 includes $44,384 earned in 2007 as a result of a merit increase in salary awarded in April 2007 and paid retroactively in February 2008. The amount shown for Mr. Kimball for 2006 represents his annual base salary as adjusted to reflect a leave of absence in 2006.

(2) The amounts reported in this column represent discretionary cash bonus awards. These discretionary cash bonus awards are discussed in further detail under "Compensation Discussion and Analysis" beginning on page 12.

(3) The amounts reported in this column represent the compensation costs for financial reporting purposes for the year under FAS 123R, excluding adjustments relating to estimated forfeitures, rather than an amount paid to or realized by the executive officer for stock awards and restricted stock units granted in 2007. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2007.

(4) The amounts reported in this column represent the compensation costs for financial reporting purposes for the year under FAS 123R, excluding adjustments relating to estimated forfeitures, rather than an amount paid to or realized by the executive officer for stock options granted in and prior to 2007. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2007.

(5) The amounts reported in this column represent cash incentive compensation which is based on performance in fiscal 2006 and 2007. Mr. Glaser's cash incentive compensation for 2006 was determined by the Compensation Committee in March 2007 and was paid shortly thereafter, and for 2007, such compensation was determined by the Compensation Committee in April 2008 and paid shortly thereafter. With respect to the named executive officers other than Mr. Glaser, cash incentive compensation was determined by the Compensation Committee (a) in July 2006 with respect to payments for the first half of 2006, (b) in January 2007 with respect to payments for the second half of 2006, (c) in August 2007 with respect to payments for the first half of 2007, and (d) in February 2008 with respect to payments for the second half of 2007, with payments made shortly after each such determination. This performance-based cash compensation is discussed in further detail under "Compensation Discussion and Analysis" beginning on page 12. The estimated possible threshold, target and maximum amounts for these awards are reflected in the "2007 Grants of Plan-Based Awards" table on page 26.

(6) Includes $94,284 that was reported as non-equity incentive plan compensation in the proxy statement filed in connection with the 2007 annual meeting of shareholders. This amount was awarded as part of a discretionary bonus program.

(7) Includes $107,089 that was reported as non-equity incentive plan compensation in the proxy statement filed in connection with the 2007 annual meeting of shareholders. This amount was awarded as part of a discretionary bonus program.

(8) Amounts reported for 2007 and 2006 that represent "All Other Compensation" for each of the Named Executive Officers are described in the following table:

**Detail of "All Other Compensation" in the Summary Compensation Table**

| Name | Year | Company Contribution 401(k) Plan ($)(1) | Term Life Insurance Premium ($) | Tax Gross-Up Payment Related to Stock Awards ($)(2) | Taxable Relocation Costs ($)(3) | Costs Associated With Personal Use of Office Space ($)(4) | Total ($) |
|---|---|---|---|---|---|---|---|
| Robert Glaser . . . . | 2007 | — | 432 | — | — | 33,714 | 34,146 |
| | 2006 | — | 360 | — | — | 35,387 | 35,747 |
| Michael Eggers . . | 2007 | 2,223 | 279 | — | — | — | 2,502 |
| | 2006 | 2,625 | 215 | — | — | — | 2,840 |
| John Giamatteo . . | 2007 | 6,365 | 402 | — | 18,088 | — | 24,855 |
| | 2006 | — | 326 | — | — | — | 326 |
| Robert Kimball. . . | 2007 | 5,610 | 320 | 55,836 | — | — | 61,766 |
| | 2006 | 5,530 | 247 | — | — | — | 5,777 |
| Daniel Sheeran . . . | 2007 | 1,290 | 321 | 93,061 | — | — | 94,672 |
| | 2006 | 1,181 | 302 | — | — | — | 1,483 |

(1) Under RealNetworks' 401(k) plan, RealNetworks matches 50% of the first 3% of pay that is contributed to the plan. Matching contributions by RealNetworks become fully vested after three years.

(2) These tax gross-up payments are discussed in further detail under "Compensation Discussion and Analysis" beginning on page 12.

(3) The amount reported in this column represents relocation expenses paid by RealNetworks in connection with Mr. Giamatteo's relocation to Seattle, Washington, which expenses constitute taxable income to Mr. Giamatteo.

(4) The amount reported in this column represents costs associated with the occupancy of office space in RealNetworks' headquarters by the Glaser Progress Foundation, a charitable foundation of which Mr. Glaser is Trustee, and Mr. Glaser's personal assistant. The cost per square foot of occupied space in RealNetworks' headquarters was multiplied by the square footage of the office space occupied by the Glaser Progress Foundation and Mr. Glaser's personal assistant to determine the costs associated with the occupancy of such office space.

## 2007 Grants of Plan-Based Awards

| Name | Grant Date | Approval Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#)(2) | All Other Option Awards: Number of Securities Underlying Options (#)(3) | Exercise or Base Price of Option Awards ($/sh) | Grant Date Fair Value of Stock and Option Awards ($)(4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#/sh) | Target (#/sh) | Maximum (#/sh) | | | | |
| Robert Glaser | 04/06/07 | 04/05/07 | 13,800 | 460,000 | 690,000 | 250,000 | 500,000 | 500,000 | | | 7.69 | 643,400 |
| Michael Eggers | 04/06/07 | 04/05/07 | — | — | — | — | — | — | | 135,000 | 7.69 | 409,226 |
| John Giamatteo | 09/18/07 | 09/18/07 | 11,400 | 380,000 | 570,000 | — | — | — | | 100,000 | 6.49 | 250,520 |
| | | | 37,500 | 750,000 | 750,000 | | | | | | | |
| Robert Kimball | 04/06/07 | 04/05/07 | 2,025 | 67,500 | 101,250 | — | — | — | | 135,000 | 7.69 | 409,226 |
| | 09/18/07 | 09/18/07 | | | | | | | | 75,000 | 6.49 | 187,890 |
| | 09/18/07 | 09/18/07 | | | | | | | 15,000 | | | 97,350 |
| Daniel Sheeran | 04/06/07 | 04/05/07 | 4,185 | 139,500 | 209,250 | — | — | — | | 100,000 | 7.69 | 303,130 |
| | 09/18/07 | 09/18/07 | | | | | | | | 75,000 | 6.49 | 187,890 |
| | 09/18/07 | 09/18/07 | | | | | | | 25,000 | | | 162,250 |

(1) The amounts reported in this column represent the threshold, target and maximum amounts of annual performance-based cash incentive compensation that might have been paid to each Named Executive Officer for 2007 performance. Threshold, target and maximum amounts for Mr. Eggers are not presented because Mr. Eggers participated in a discretionary cash bonus program in lieu of a non-equity incentive plan in 2007. Threshold, target and maximum amounts presented for Mr. Kimball represent amounts that could have been earned under the 2007 MBO Program with respect to the second half of 2007. Mr. Kimball participated in a discretionary cash bonus program in lieu of a non-equity incentive plan in the first half of 2007. Threshold amounts presented assume an achievement level of 81% against established performance targets. Achievement below 80% of established performance targets is generally not rewarded. The actual amount paid for 2007 is shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 24. These awards are described in further detail under "Compensation Discussion and Analysis" beginning on page 12.

(2) The amounts reported in this column represent fully vested stock awards granted pursuant to the RealNetworks, Inc. 2005 Stock Incentive Plan. The fully vested stock awards are described in further detail under "Compensation Discussion and Analysis" beginning on page 12 and in the "Outstanding Equity Awards at December 31, 2007" table on page 27.

(3) The amounts reported in this column represent stock options granted pursuant to the RealNetworks, Inc. 2005 Stock Incentive Plan. The stock options vest over a period of four years and expire seven years after the date of grant. The exercise price of the stock options is equal to the fair market value of RealNetworks' Common Stock on the date of grant. If an executive officer terminates for any reason other than death, upon a change of control, or upon the termination of employment by RealNetworks without cause (provided that the Named Executive Officer delivers a settlement agreement and release upon such termination), the unvested portion of the stock options will not vest and all rights to the unvested portion will terminate. The stock options are described in further detail under "Compensation Discussion and Analysis" beginning on page 12 and in the "Outstanding Equity Awards at December 31, 2007" table on page 27.

(4) The amounts reported in this column represent the compensation costs for financial reporting purposes under FAS 123R, excluding adjustments relating to estimated forfeitures, rather than an amount paid to or realized by the executive officer. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2007. The option exercise price has not been deducted from the amounts indicated above. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of RealNetworks Common Stock at such date in the future when the option is exercised. The proceeds to be paid to the individual following the exercise of the option do not include the option exercise price.

## Outstanding Equity Awards at December 31, 2007

| Name | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| Robert Glaser | 250,000 | 250,000(1) | — | 8.00 | 11/04/12 | | | | |
| | | 500,000(2) | | 7.69 | 04/06/14 | | | | |
| Michael Eggers | 5,000 | — | — | 3.76 | 08/05/22 | 10,625(3) | 64,706(4) | | |
| | 20,000 | 5,000(5) | — | 6.12 | 07/24/23 | | | | |
| | 21,000 | 9,000(6) | — | 6.63 | 10/03/23 | | | | |
| | 8,000 | 6,000(7) | — | 5.75 | 02/11/24 | | | | |
| | 24,000 | 16,000(8) | — | 5.84 | 01/18/25 | | | | |
| | 35,000 | — | — | 7.22 | 08/31/21 | | | | |
| | 700 | — | — | 7.22 | 08/31/21 | | | | |
| | 37,500 | 62,500(9) | — | 8.53 | 02/14/13 | | | | |
| | 10,626 | 31,874(10) | — | 11.38 | 11/09/13 | | | | |
| | 16,875 | 118,125(11) | | 7.69 | 04/06/14 | | | | |
| John Giamatteo | 375,000 | 375,000(12) | — | 5.07 | 06/20/12 | | | | |
| | 50,000 | — | — | 5.07 | 06/20/12 | | | | |
| | — | 100,000(13) | | 6.49 | 09/18/14 | | | | |
| Robert Kimball | 10,000 | — | — | 3.76 | 08/05/22 | 17,499(3) | 106,569(4) | | |
| | 30,000 | 10,000(14) | — | 3.23 | 01/27/23 | | | | |
| | 45,000 | 5,000(15) | — | 6.12 | 07/24/23 | | | | |
| | 30,000 | 20,000(16) | — | 5.84 | 01/18/25 | | | | |
| | 61,450 | — | — | 5.94 | 10/12/21 | | | | |
| | 200,000 | — | — | 7.22 | 08/31/21 | | | | |
| | 15,000 | — | — | 7.22 | 08/31/21 | | | | |
| | 40,000 | — | — | 7.22 | 08/31/21 | | | | |
| | 30,000 | 50,000(17) | — | 8.27 | 03/15/13 | | | | |
| | 17,500 | 52,500(10) | — | 11.38 | 11/09/13 | | | | |
| | 16,875 | 118,125(11) | | 7.69 | 04/06/14 | | | | |
| | — | 75,000(13) | | 6.49 | 09/18/14 | | | | |
| Daniel Sheeran | — | 40,000(18) | — | 4.86 | 07/21/12 | | | | |
| | — | 5,000(19) | — | 4.98 | 04/22/23 | | | | |
| | 90,000 | 10,000(20) | — | 6.12 | 07/24/23 | | | | |
| | 10,000 | 10,000(21) | — | 6.22 | 04/21/25 | | | | |
| | 20,000 | — | — | 5.94 | 10/12/21 | | | | |
| | 50,000 | 50,000(22) | — | 8.00 | 11/04/12 | | | | |
| | 32,500 | 97,500(10) | — | 11.38 | 11/09/13 | | | | |
| | 12,500 | 87,500(11) | | 7.69 | 04/06/14 | | | | |
| | — | 75,000(13) | | 6.49 | 09/18/14 | | | | |

(1) The options vest and become exercisable as to 12.5% of the total grant on February 1, 2006 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on August 1, 2009, subject to the recipient's continued employment with RealNetworks.

(2) The options were granted as performance-based options that must be earned based on the achievement of established performance targets. If performance targets were achieved at a minimum level of 100% on or before December 31, 2007, all options would become earned, and they would vest in equal annual increments over four years. If performance targets were achieved at a minimum level of 90% but less than 100% on or before December 31, 2007, 250,000 options would be forfeited and canceled and the remaining 250,000 options would become earned, and they would vest in equal annual increments over four years. If performance targets were not achieved at a minimum level of 90% on or before December 31, 2007, none of the options

would be earned and all options would be forfeited and canceled. The Compensation Committee determined that the performance targets were achieved at a level of 94.6% for the 2007 fiscal year. Therefore, 250,000 options were automatically forfeited on February 1, 2008. The remaining 250,000 options will vest in equal annual increments until they become fully vested on April 6, 2011, subject to the recipient's continued employment with RealNetworks.

(3) Represents restricted stock units that vest in three substantially equal installments on each of November 9, 2008, November 9, 2009 and November 9, 2010, subject to the recipient remaining employed by RealNetworks.

(4) Represents the closing price of a share of our common stock on December 31, 2007 ($6.09) multiplied by the number of shares or units that have not vested.

(5) The options vest and become exercisable as to 10% of the total grant on November 1, 2003 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on August 16, 2008, subject to the recipient's continued employment with RealNetworks.

(6) The options vest and become exercisable as to 10% of the total grant on March 29, 2004 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on January 14, 2009, subject to the recipient's continued employment with RealNetworks.

(7) The options vest and become exercisable as to 10% of the total grant on August 11, 2004 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on May 29, 2009, subject to the recipient's continued employment with RealNetworks.

(8) The options vest and become exercisable as to 10% of the total grant on February 1, 2005 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on November 19, 2009, subject to the recipient's continued employment with RealNetworks.

(9) The options vest and become exercisable as to 12.5% of the total grant on August 14, 2006 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on February 14, 2010, subject to the recipient's continued employment with RealNetworks.

(10) The options vest and become exercisable as to 12.5% of the total grant on May 9, 2007 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on November 9, 2010, subject to the recipient's continued employment with RealNetworks.

(11) The options vest and become exercisable as to 12.5% of the total grant on October 6, 2007 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on April 6, 2011, subject to the recipient's continued employment with RealNetworks.

(12) The options vest and become exercisable as to 30% of the total grant on December 20, 2006, and an additional 10% of the options will vest and become exercisable upon the completion of each successive six months of employment until the options become fully vested on June 20, 2010, subject to the recipient remaining employed by RealNetworks.

(13) The options vest and become exercisable as to 10% of the total grant on March 18, 2008 and upon the completion of each successive six months of employment. The options will become fully vested and exercisable on September 18, 2011, subject to the recipient's continued employment with RealNetworks.

(14) The options vest and become exercisable as to 10% of the total grant on July 27, 2003 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on March 13, 2008, subject to the recipient's continued employment with RealNetworks.

(15) The options vest and become exercisable as to 10% of the total grant on November 1, 2003 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on June 16, 2008, subject to the recipient's continued employment with RealNetworks.

(16) The options vest and become exercisable as to 10% of the total grant on February 1, 2005 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on September 16, 2009, subject to the recipient's continued employment with RealNetworks.

(17) The options vest and become exercisable as to 12.5% of the total grant on July 1, 2006 and upon the completion of each successive six months of employment, with vesting adjusted in connection with a leave of absence. The options will become fully vested and exercisable on February 16, 2010, subject to the recipient's continued employment with RealNetworks.

(18) The options vest and become exercisable as to 12.5% of the total grant on January 21, 2006 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on July 21, 2009, subject to the recipient's continued employment with RealNetworks.

(19) The options vest and become exercisable as to 10% of the total grant on August 1, 2003 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on February 1, 2008, subject to the recipient's continued employment with RealNetworks

(20) The options vest and become exercisable as to 10% of the total grant on November 1, 2003 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on May 1, 2008, subject to the recipient's continued employment with RealNetworks.

(21) The options vest and become exercisable as to 10% of the total grant on October 21, 2005 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on April 21, 2010, subject to the recipient's continued employment with RealNetworks.

(22) The options vest and become exercisable as to 12.5% of the total grant on May 4, 2006 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on November 4, 2009, subject to the recipient's continued employment with RealNetworks.

Proxy Statement

**2007 Option Exercises and Stock Vested**

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)(1) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)(2) |
| Robert Glaser | — | — | — | — |
| Michael Eggers | — | — | 3,542 | 23,165 |
| John Giamatteo | — | — | — | — |
| Robert Kimball | — | — | 20,834 | 135,504 |
| Daniel Sheeran | 35,000 | 80,004 | 25,000 | 162,250 |

(1) Represents the price at which the shares acquired upon exercise of the stock options were sold net of the exercise price associated with acquiring the shares.

(2) Represents the number of shares vesting multiplied by the per share closing price of RealNetworks common stock as reported on the Nasdaq Stock Market on the vesting date.

## 2007 Director Compensation Table

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($) | Option Awards ($)(1) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Eric Benhamou(2) . . . . . | 45,000 | — | 157,983 | — | — | — | 202,983 |
| Edward Bleier . . . . . . . . | 35,750 | — | 157,983 | — | — | — | 193,733 |
| James Breyer(3). . . . . . . | 31,000 | — | 157,983 | — | — | — | 188,983 |
| Robert Glaser(4) . . . . . . | — | — | — | — | — | — | — |
| Jeremy Jaech(5)(6). . . . . | 48,000 | — | 157,983 | — | — | — | 205,983 |
| Jonathan Klein(7)(8) . . . | 32,250 | — | 157,983 | — | — | — | 190,233 |
| Kalpana Raina . . . . . . . . | 32,000 | — | 157,983 | — | — | — | 189,983 |

(1) The amount reported in this column for each director represents the compensation costs for financial reporting purposes for 2007 under FAS 123R, excluding adjustments relating to estimated forfeitures, rather than an amount paid to or realized by the director, for outstanding stock options granted in and prior to 2007. The full FAS 123R grant date fair value of the equity award granted in 2007 to each of Messrs. Benhamou, Bleier, Breyer, Jaech, Klein and Ms. Raina is $144,392. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2007. See "Summary Compensation Table" on page 24 for compensation costs related to outstanding stock options granted to Mr. Glaser, our Chief Executive Officer, in and prior to 2007.

(2) Audit Committee Chair.

(3) Represents the value of shares of RealNetworks common stock issued to Mr. Breyer in lieu of director fees earned in fiscal year 2007. Mr. Breyer elected to receive 100% of his fiscal year 2007 director fees in shares of RealNetworks common stock. Mr. Breyer received (a) 1,146 shares valued at approximately $9,000 as compensation for Board service in the first quarter of 2007, (b) 1,223 shares valued at approximately $10,000 as compensation for Board service in the second quarter of 2007, (c) 737 shares valued at approximately $5,000 as compensation for Board service in the third quarter of 2007, and (d) 1,149 shares valued at approximately $7,000 as compensation for Board service in the fourth quarter of 2007.

(4) See "Summary Compensation Table" on page 24 for Mr. Glaser's compensation for services provided as Chief Executive Officer. Mr. Glaser does not receive additional compensation for his service as a member of the Board of Directors.

(5) Compensation Committee Chair.

(6) Represents the value of shares of RealNetworks common stock issued to Mr. Jaech in lieu of director fees earned in fiscal year 2007. Mr. Jaech elected to receive 100% of his director fees for the first fiscal quarter of 2007 in shares of RealNetworks common stock, and 50% of his director fees for the remainder of fiscal 2007 in shares of RealNetworks common stock. Mr. Jaech received (a) 1,337 shares valued at approximately $10,500 as compensation for Board service in the first quarter of 2007, (b) 826 shares valued at approximately $6,750 as compensation for Board service in the second quarter of 2007, (c) 1,069 shares valued at approximately $7,250 as compensation for Board service in the third quarter of 2007, and (d) 779 shares valued at approximately $4,750 as compensation for Board service in the fourth quarter of 2007.

(7) Nominating and Corporate Governance Committee Chair.

(8) Represents the value of shares of RealNetworks common stock issued to Mr. Klein in lieu of director fees earned in fiscal year 2007. Mr. Klein elected receive 100% of his fiscal year 2007 director fees in shares of RealNetworks common stock. Mr. Klein received (a) 891 shares valued at approximately $7,000 as compensation for Board service in the first quarter of 2007, (b) 948 shares valued at approximately $7,750 as

compensation for Board service in the second quarter of 2007, (c) 1,290 shares valued at approximately $8,750 as compensation for Board service in the third quarter of 2007, and (d) 1,436 shares valued at approximately $8,750 as compensation for Board service in the fourth quarter of 2007.

### Compensation of Directors

Each director who is not an employee of RealNetworks (an "Outside Director") is paid $5,000 per quarter for his or her services as a director. Outside Directors are also paid (i) $1,000 for participation in each meeting of the Board, (ii) $1,000 for participation in each meeting of a Board committee, and (iii) $3,000 per quarter for serving as chairperson of the Audit Committee, $1,500 per quarter for serving as chairperson of the Compensation Committee and $750 per quarter for serving as chairperson of the Nominating and Corporate Governance Committee. Directors are also reimbursed for their reasonable expenses incurred in attending Board of Directors or Committee meetings.

Pursuant to the RealNetworks, Inc. 2007 Director Compensation Stock Plan (the "Director Plan"), a sub-plan administered under the RealNetworks, Inc. 2005 Stock Incentive Plan (the "2005 Plan"), an Outside Director may make an irrevocable election prior to the commencement of each plan year to receive all or a portion of the cash compensation payable to such Outside Director for the coming year in shares of RealNetworks common stock. The number of shares issued to an Outside Director who has elected to receive all or a portion of his or her compensation in shares of RealNetworks common stock is determined by dividing the total fees to be paid in shares of RealNetworks common stock during a fiscal quarter, as elected by an Outside Director, by the fair market value of a share of RealNetworks common stock on the last trading day of such fiscal quarter, with cash paid in lieu of the issuance of fractional shares.

Outside Directors also receive stock options under the 2005 Plan. On the date an Outside Director is first appointed or elected to serve on the Board, he or she will be granted nonqualified stock options to purchase 45,000 shares of RealNetworks common stock that will become fully vested on the first anniversary of the grant date. Each Outside Director will also be granted nonqualified stock options to purchase 45,000 shares of RealNetworks common stock three business days following the date of each annual meeting of shareholders, provided that each such Outside Director has served on the Board for the preceding twelve months. These options will become fully vested on the first anniversary of the grant date.

Each option granted under the 2005 Plan has a maximum term of seven years and an exercise price equal to the fair market value of the shares subject to the option on the date of grant. If an optionee's service on the Board of Directors is terminated due to his or her death, his or her outstanding options will immediately vest in full.

On June 28, 2007, Messrs. Benhamou, Bleier, Breyer, Jaech, Klein and Ms. Raina were each granted an option to purchase 45,000 shares of Common Stock at an exercise price of $8.14 per share, and 100% of the shares subject to such options will vest on June 28, 2008.

### 2007 Potential Payments Upon Termination of Employment or Change-in-Control

The following table reflects the amount of compensation that would have been payable to each of the Named Executive Officers in the event of the termination of such executive's employment under certain circumstances, assuming that (1) the triggering event took place on December 31, 2007, the last business day of the 2007 fiscal year, and (2) the price per share of RealNetworks' common stock was $6.09, which was the closing market price on December 31, 2007.

| Name | Benefit | Before Change in Control Termination Without Cause or Good Reason | After Change in Control Termination Without Cause or Good Reason(1) | Voluntary Termination | Death | Disability | Change-in-Control(2) |
|---|---|---|---|---|---|---|---|
| Robert Glaser | Severance | — | — | — | — | — | — |
| | Bonus | — | — | — | $354,200 | $354,200 | $354,200 |
| | Stock Option Vesting Acceleration | — | — | — | — | — | — |
| Michael Eggers | Severance | — | — | $132,500 | — | — | — |
| | Bonus | $ — | $ 29,813 | — | $ 29,813 | $ 29,813 | $ 29,813 |
| | Stock Option and Restricted Stock Unit Vesting Acceleration | $ 2,077 | $ 70,746 | — | $ 70,746 | — | $ 70,746 |
| John Giamatteo | Severance | $190,000 | $190,000 | $190,000 | — | — | — |
| | Bonus | $ — | $426,300 | — | $426,300 | $426,300 | $426,300 |
| | Stock Option and Restricted Stock Unit Vesting Acceleration | — | $382,500 | — | $382,500 | — | $382,500 |
| Robert Kimball | Severance | — | — | $150,000 | — | — | — |
| | Bonus | $750,000 | $768,225 | — | $768,225 | $768,225 | $768,225 |
| | Stock Option and Restricted Stock Unit Vesting Acceleration | $ 17,885 | $140,169 | — | $140,169 | — | $140,169 |
| Daniel Sheeran | Severance | — | — | $155,000 | — | — | — |
| | Bonus | $ — | $ 18,833 | — | $ 18,833 | $ 18,833 | $ 18,833 |
| | Stock Option and Restricted Stock Unit Vesting Acceleration | $ 13,950 | $ 54,750 | — | $ 54,750 | — | $ 54,750 |

(1) Assumes outstanding options and restricted stock units are substituted or assumed by a successor entity upon a change of control, and that acceleration of vesting occurs upon the termination of the employment of the Named Executive Officer. Also assumes that discretionary bonuses and cash incentive compensation earned under the 2007 MBO Plan are paid.

(2) Assumes outstanding options and restricted stock units are not substituted or assumed by a successor entity upon a change of control, and that vesting of outstanding awards is fully accelerated upon a change of control. Also assumes that the Named Executive Officer is employed by the successor entity on the payment date with respect to performance-based cash incentive and discretionary cash bonus compensation earned in 2007 but not paid on or before December 31, 2007.

### Severance Payments

It is the policy of RealNetworks to request the Named Executive Officers, excluding Mr. Glaser, to provide a notice period of six months prior to voluntarily terminating their employment with RealNetworks for the purpose of transitioning responsibilities. In the event a Named Executive Officer provides six months' notice prior to voluntarily terminating his employment, he will receive a severance payment equal to six months of such executive's annual base salary, even if RealNetworks does not require the continued services of the Named Executive Officer for all or part of such six month notice period. In the event a Named Executive Officer provides notice of less than six months prior to voluntarily terminating his employment, he will receive a severance payment equal to the number of months' notice provided, up to a maximum severance payment equal to six months of the executive's annual base salary, even if RealNetworks does not require the continued services of the Named

Executive Officer for all or part of such notice period. Severance payments are made following the last day worked by a Named Executive Officer. Severance amounts shown in the above table under the caption "Voluntary Termination" assume that each Named Executive Officer, other than Mr. Glaser, has provided six months' notice prior to voluntarily terminating his employment on December 31, 2007.

- *Mr. Giamatteo.* In the event RealNetworks terminates the employment of Mr. Giamatteo without cause, RealNetworks will provide Mr. Giamatteo with six months' notice, or it will pay Mr. Giamatteo his then-current base salary in lieu of notice through any remaining portion of the notice period. Additionally, if RealNetworks terminates the employment of Mr. Giamatteo without cause and Mr. Glaser is not RealNetworks' Chief Executive Officer at the time of such termination, RealNetworks will provide Mr. Giamatteo with an additional six months' notice or it will pay Mr. Giamatteo his then-current base salary in lieu of notice through any remaining portion of the notice period. Amounts shown in the above table for Mr. Giamatteo under the captions "Before Change in Control — Termination Without Cause or for Good Reason" and "After Change in Control — Termination Without Cause or for Good Reason" assume that RealNetworks has provided Mr. Giamatteo with six months' notice prior to terminating the employment of Mr. Giamatteo without cause on December 31, 2007, and that Mr. Glaser is serving as the Chief Executive Officer of RealNetworks on such date.

**Bonus Payments**

If the employment of a Named Executive Officer other than Mr. Glaser had terminated on December 31, 2007 under any of the circumstances described in the above table other than voluntary termination, such Named Executive Officer would have been entitled to receive the portion of the performance-based cash incentive or discretionary bonus compensation earned in 2007 but not paid as of December 31, 2007. In addition, if Mr. Kimball had resigned his position as a result of a material change in his job responsibilities, the relocation of his primary workplace by more than 15 miles, or the acquisition of RealNetworks by a third party, he would have been entitled to receive remaining payments in the aggregate amount of $750,000 under the Kimball Agreement on his last day of employment. In the case of death or disability, Mr. Kimball or his heirs would have been entitled to receive all remaining payments under the Kimball agreement within 30 days.

**Acceleration of Vesting of Equity Awards**

*Termination by RealNetworks Other than for Cause.* If RealNetworks terminates the employment of a Named Executive Officer for any reason other than for cause, and any of such Named Executive Officer's outstanding stock options or restricted stock units are not fully vested, the next vesting installment of such stock options or restricted stock units will vest on a pro rata basis for the portion of the year elapsed since the date on which the vesting of the option commenced or the last anniversary thereof, expressed in full months, provided that the Named Executive Officer executes and delivers a settlement agreement and release satisfactory to RealNetworks on or before the date of such termination.

*Death of Executive Officer.* If the employment of a Named Executive Officer terminates due to such executive officer's death, any stock options or restricted stock units that are unvested as of the date of such executive officer's death will fully vest on such date and may be exercised by the estate or legal representative of such executive officer for a period of one year following such date, but not later than the expiration date of such stock options or restricted stock units.

*Change in Control.* If stock options or restricted stock units granted to a Named Executive Officer under the RealNetworks, Inc. 2005 Stock Incentive Plan are continued, assumed, converted or substituted for on substantially the same terms and conditions immediately following a change in control and within 24 months after such change in control the executive officer's employment is terminated by RealNetworks or its successor without cause or by the executive officer for good reason, all of the shares subject to the stock options or restricted stock units will be vested immediately, and such stock options may be exercised at any time within 24 months following such termination, but not later than the expiration date of the stock options. In addition, if such stock options or restricted stock units are not continued, assumed, converted or substituted for immediately following the change in control, all of the shares subject to the stock options or restricted stock units will vest immediately upon the change in control, and such stock options may be exercised at any time within 12 months thereafter.

In addition, stock options granted to a Named Executive Officer under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated, and the RealNetworks, Inc. 2000 Stock Option Plan, as amended (the "Plans") will become exercisable in full in respect of the aggregate number of shares covered thereby in the event of a change of control of RealNetworks as further described in this proxy statement under the caption "Change of Control Arrangements." The administrator of the Plans may, in its discretion, determine that outstanding options issued under the Plans will not become exercisable on an accelerated basis in connection with a change of control if the Board of Directors of RealNetworks or the surviving or acquiring corporation, as the case may be, has taken action to provide for (a) the substitution of outstanding options granted under the Plans for equitable options in the surviving or acquiring corporation, (b) the assumption of such options by the surviving or acquiring corporation, or (c) the cash payment to each holder of an option of such amount as the plan administrator shall determine represents the then value of such options.

**Policies and Procedures With Respect to Related Person Transactions**

It is the policy of RealNetworks not to enter into any related person transaction unless the Audit Committee of the Board of Directors reviews and approves such transaction in accordance with guidelines set forth in the RealNetworks, Inc. Policy Regarding Related Party Transactions, or the transaction is approved by a majority of RealNetworks' disinterested directors. In reviewing and approving any related person transaction, the Audit Committee will satisfy itself that it has been fully informed as to the related person's relationship and interest including all material facts of the proposed transaction, and determine that the transaction is fair to RealNetworks.

All related person transactions of which RealNetworks management is aware will be disclosed to the Audit Committee. At least annually, RealNetworks management will elicit information from RealNetworks' executive officers and directors as to existing and potential related person transactions, and will seek to obtain such information from 5% shareholders who do not file reports with the SEC on Schedule 13G. An executive officer or director will promptly inform the Chairman of the Audit Committee when the officer or director becomes aware of a potential related person transaction in which the officer or director would be a related person.

**Certain Relationships and Related Transactions**

Under a voting agreement (the "Voting Agreement") entered into in September 1997 among RealNetworks, Accel IV, L.P. ("Accel IV"), Mitchell Kapor, Bruce Jacobsen and Robert Glaser, each of Accel IV and Messrs. Jacobsen and Kapor have agreed to vote all shares of stock of RealNetworks owned by them to elect Mr. Glaser to the Board of Directors of RealNetworks in each election in which he is a nominee. The obligations under the Voting Agreement terminate with respect to shares transferred by the parties when such shares are transferred. The Voting Agreement terminates on the death of Mr. Glaser.

Pursuant to the terms of an agreement entered into in September 1997 between RealNetworks and Mr. Glaser, RealNetworks has agreed to use its best efforts to nominate, elect and not remove Mr. Glaser from the Board of Directors so long as Mr. Glaser owns a specified number of shares of Common Stock.

## PROPOSAL TWO — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed the firm of KPMG LLP as the independent registered public accounting firm for RealNetworks' fiscal year ending December 31, 2008, and the Board of Directors recommends that shareholders vote for the ratification of such appointment. Although ratification by our shareholders is not required by law, RealNetworks has determined that it is desirable to request shareholder approval of this appointment. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such change would be in the best interests of RealNetworks and its shareholders. If the shareholders do not ratify the appointment of KPMG LLP, the Audit Committee may reconsider its selection.

KPMG LLP has audited the accounts of RealNetworks since 1994. KPMG LLP performed audit services in connection with the examination of the consolidated financial statements of RealNetworks for its fiscal year ended December 31, 2007. In addition, KPMG LLP has rendered other services, including the review of financial statements and related information in various registration statements and filings with the SEC.

**Fees Billed by KPMG LLP During 2006 and 2007**

The following table presents fees for professional audit services rendered by KPMG LLP, an independent registered public accounting firm, for the audit of the Company's annual financial statements for 2006 and 2007, and fees billed for other services rendered by KPMG LLP.

| | 2006 | 2007 |
|---|---|---|
| Audit Fees(1) | $1,637,429 | $2,300,682 |
| Audit-Related Fees | 0 | 0 |
| Tax Fees | 0 | 0 |
| All Other Fees | 0 | 0 |
| Total Fees | $1,637,429 | $2,300,682 |

(1) Fees in connection with the audit of RealNetworks' annual financial statements for the fiscal years ended December 31, 2006 and 2007, reviews of the financial statements included in RealNetworks' quarterly reports on Form 10-Q during the 2006 and 2007 fiscal years, Sarbanes-Oxley Section 404 attestation services and statutory audits for subsidiaries of RealNetworks.

**Pre-Approval Policies and Procedures**

The Audit Committee approves in advance all audit and non-audit services to be performed by RealNetworks' independent auditors. As part of its pre-approval procedures, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. In accordance with its pre-approval procedures, the Audit Committee has pre-approved certain specified audit and non-audit services to be provided by KPMG LLP for up to twelve (12) months from the date of the pre-approval. If there are any additional services to be provided, a request for pre-approval must be submitted by management to the Audit Committee for its consideration. In 2006 and 2007, the Audit Committee approved all fees of KPMG LLP identified in the above table in accordance with SEC requirements.

**Annual Independence Discussions**

The Audit Committee has determined that the provision by KPMG LLP of non-audit services to RealNetworks is compatible with KPMG LLP maintaining its independence.

Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2008.**

**Report of the Audit Committee of the Board of Directors**

The following is the report of the Audit Committee with respect to RealNetworks' audited financial statements, which include the consolidated balance sheets of RealNetworks as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007, and the notes thereto.

*Review with Management*

The Audit Committee has reviewed and discussed RealNetworks' audited financial statements with management.

*Review and Discussions with Independent Registered Public Accounting Firm*

The Audit Committee has discussed with KPMG LLP, RealNetworks' independent accountants, the matters required to be discussed by Statement on Auditing Standards No. 61 which includes, among other items, matters related to the conduct of the audit of RealNetworks' financial statements.

The Audit Committee has also received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (which relates to the accountant's independence from RealNetworks and its related entities) and has discussed with KPMG LLP its independence from RealNetworks.

*Conclusion*

Based on the review and discussions referred to above, the Audit Committee recommended to RealNetworks' Board of Directors that RealNetworks' audited consolidated financial statements be included in RealNetworks' Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

The Audit Committee of the Board of Directors

*Eric A. Benhamou, Chairman*
*Jeremy Jaech*
*Kalpana Raina*

## OTHER BUSINESS

The Board of Directors does not intend to bring any other business before the meeting, and, so far as is known to the Board, no matters are to be brought before the meeting except as specified in the Notice of Annual Meeting of Shareholders. However, as to any other business that may properly come before the meeting, it is intended that proxies, in the form enclosed, will be voted in respect to those proxies in accordance with the judgment of the persons voting such proxies.

*The information contained above under the captions "Compensation Committee Report" and "Report of the Audit Committee of the Board of Directors" shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that RealNetworks specifically incorporates it by reference into such filing.*

**IT IS IMPORTANT THAT PROXIES ARE RETURNED PROMPTLY AND THAT YOUR SHARES ARE REPRESENTED. SHAREHOLDERS ARE URGED TO MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.**

BY ORDER OF THE BOARD OF DIRECTORS



ROBERT KIMBALL
*Senior Vice President, Legal and Business Affairs,*
*General Counsel and Corporate Secretary*

May 5, 2008
Seattle, Washington

**A COPY OF REALNETWORKS' ANNUAL REPORT ON FORM 10-K FOR THE 2007 FISCAL YEAR, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE WITHOUT CHARGE TO ANY SHAREHOLDER UPON WRITTEN REQUEST TO:**
**INVESTOR RELATIONS DEPARTMENT**
**REALNETWORKS, INC.**
**P.O. BOX 91123**
**SEATTLE, WASHINGTON 98111-9223**

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the Fiscal Year Ended December 31, 2007**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**



**Commission file number 0-23137**

# RealNetworks, Inc.

*(Exact name of registrant as specified in its charter)*

| **Washington** | **91-1628146** |
|---|---|
| *(State of incorporation)* | *(I.R.S. Employer Identification Number)* |
| **2601 Elliott Avenue, Suite 1000**<br>**Seattle, Washington** | **98121** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**Registrant's telephone number, including area code:**
**(206) 674-2700**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, Par Value $0.001 per share | The NASDAQ Stock Market LLC |
| Preferred Share Purchase Rights | The NASDAQ Stock Market LLC |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**
**(Title of Class)**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock held by non-affiliates of the registrant was $815,600,373 on June 30, 2007, based on the closing price of the Common Stock on that date, as reported on the Nasdaq Global Select Market.(1)

The number of shares of the registrant's Common Stock outstanding as of January 31, 2008 was 142,325,923.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's Proxy Statement relating to the registrant's 2008 Annual Meeting of Shareholders to be held on or about June 3, 2008 are incorporated by reference into Part III of this Report.

(1) Excludes shares held of record on that date by directors, executive officers and 10% shareholders of the registrant. Exclusion of such shares should not be construed to indicate that any such person directly or indirectly possesses the power to direct or cause the direction of the management of the policies of the registrant.

## TABLE OF CONTENTS



Annual Report

## PART I.

*This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, and projections about RealNetworks' industry, products, management's beliefs, and certain assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. Forward-looking statements include statements with respect to:*

- *future revenues, income taxes, net income per diluted share, acquisition costs and related amortization, and other measures of results of operations;*
- *the effects of our acquisitions, including WiderThan, Sony NetServices GmbH and Exomi Oy, and our position as a technology services provider for leading wireless carriers;*
- *plans, strategies and expected opportunities for growth, increased profitability and innovation in 2008 and future years;*
- *the expected growth and profitability of our Technology Products and Solutions business;*
- *the governance, management, accounting and integration of our Rhapsody America venture;*
- *the dilutive impact on our shareholders if the call or put rights contained in the limited liability agreement for Rhapsody America are exercised and result in the issuance of additional shares of our common stock;*
- *the financial performance and growth of our Games business, including future international growth;*
- *the migration of our Media Software and Services businesses from general purpose subscription businesses toward premium services and free-to-consumer services, the popularity of the RealPlayer and our expected introduction of new products and innovations in our Media Software and Services business;*
- *our ability to grow our Music business, including opportunities for us to become the platform of choice for the consumer electronics industry, the integration of our Rhapsody DNA into the digital devices of an expanding list of partners and our plans to introduce additional innovations;*
- *the effect of future interoperability on our Music business, the significance of growth opportunities in the digital music market and our expectations for short-term progress and long-term success in our Music business;*
- *our financial position and the availability of resources;*
- *our expectations regarding acquisition activity in 2008 and our focus on the integration of completed acquisitions;*
- *our relationships with our employees;*
- *future competition; and*
- *the degree of seasonality in our revenue.*

*These statements are not guarantees of future performance and actual actions or results may differ materially. These statements are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those noted in the documents incorporated herein by reference. Particular attention should also be paid to the cautionary language included or referred to in the section of Item 1 entitled "Competition," in Item 1A entitled "Risk Factors" and in Item 3 entitled "Legal Proceedings." RealNetworks undertakes no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise, unless required by law. Readers should, however, carefully review the risk factors included in other reports or documents filed by RealNetworks from time to time with the Securities and Exchange Commission, particularly the Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.*

## Item 1. *Business*

### Overview

RealNetworks, Inc. helps consumers enjoy digital entertainment whenever and wherever they want. We pioneered the development of technology for the transmission of digital media over the Internet and have sustained a long heritage and a continued focus in creating and delivering digital media content such as music, games and video to consumers around the world.

We sell digital entertainment services to consumers for use with a variety of platforms such as PCs, portable music players, mobile phones, home entertainment systems and other consumer electronic devices. We are a market leader in providing pioneering products and services, including: RealPlayer®, the first mainstream media player to enable one-click downloading and recording of Internet video; the award-winning Rhapsody® digital music service, which delivers more than one billion songs per year; RealArcade®, one of the largest casual games services on the Internet; and a variety of mobile entertainment services, such as ringback tones, music-on-demand and video-on-demand, offered to consumers through leading mobile operators around the world. We also developed and provide a suite of software and services for Internet media delivery for business customers, including RealServer and the Helix product portfolio.

Our strategy is to continue to (1) develop technology that provides meaningful differentiation to our chosen markets in digital entertainment services; (2) build a direct relationship with, and grow, our worldwide user base; and (3) create strong business partnerships with device makers, media companies, service providers and other distribution channels in order to build a sustainable and profitable global business. We intend to continue to expand our products and services beyond the PC to mobile devices and to create compelling digital media experiences on a variety of entertainment devices. We also intend to use our strong cash position to continue to seek acquisition opportunities to further our strategic initiatives and to enhance our competitive position.

In August 2007, we and MTV Networks, a division of Viacom International Inc. (MTVN), created Rhapsody America LLC, a Delaware limited liability company, which operates the companies' joint business-to-consumer digital audio music service. Rhapsody America's music service is a subscription and advertising-supported service that offers a combination of permanent downloads, conditional downloads and on demand streaming services and is the exclusive digital audio music service offered by each of us and MTVN in the United States for a multi-year period for online, web-based service offerings and mobile-based service offerings. The elements necessary to create, build, operate, market and grow Rhapsody America's music service were contributed, licensed to or provided as services to Rhapsody America by each of us and MTVN through a series of commercial agreements. As of December 31, 2007, we own 51% of the outstanding equity interest in Rhapsody America, and MTVN owns the remaining 49%.

We were incorporated in 1994 in the State of Washington. Our common stock is listed on the Nasdaq Global Select Market under the symbol "RNWK."

### Music

We own and manage a comprehensive set of digital music products and services designed to provide consumers with broad access to digital music. Our goal is to enable consumers to access digital music content anytime, anywhere and from a variety of devices. One of our music services is Rhapsody, a subscription-based music service offering unlimited access to a catalog of millions of music tracks. Our Rhapsody service provided in the United States is now operated through our joint venture with MTVN, Rhapsody America LLC. Rhapsody America also operates Rhapsody.com, a free Web-based version of our digital music service and the RealPlayer Music Store, which enables consumers to purchase and download individual digital music tracks. Our other music services include RadioPass, an Internet radio subscription service, and RealMusic, an offering to consumers outside the U.S. that includes Internet radio and other music content.

*Rhapsody.* The Rhapsody music service and jukebox software operated by Rhapsody America is the centerpiece of our music offerings. Rhapsody allows consumers to manage their entire digital music collection in one application, and subscribers to our Rhapsody Unlimited service receive legal, unlimited, streaming access to over four million music tracks for a monthly fee. Rhapsody Unlimited enables subscribers to stream or conditionally download songs "on-demand" to their PC or to a range of consumer electronics devices, features significant editorial content and provides user-friendly ways for subscribers to explore, organize, listen to and share music. Rhapsody Unlimited subscribers can build and share playlists, create customized radio stations, and customize their own homepage within Rhapsody to receive recommendations, new release information and other content specific to their music tastes and listening history. Rhapsody Unlimited subscribers can also purchase most of the music tracks available from the service and can use the Rhapsody jukebox software to download an unlimited number of songs to their computer to listen offline as long as they remain subscribers.

Rhapsody To Go, a premium service also operated by Rhapsody America, provides subscribers all of the benefits of Rhapsody Unlimited in addition to the ability to transfer their music to portable devices. Rhapsody DNA is the proprietary software developed by us that enables the Rhapsody To Go service on a number of third party MP3 players and other digital music products. Rhapsody DNA facilitates the secure transfer of subscription-based music tracks to portable devices in a user friendly manner. We jointly launched with Best Buy and major MP3 player manufacturers, including SanDisk, Samsung and others, the extensible Rhapsody optimized program. This program optimizes the all-inclusive experience of using MP3 players with Microsoft Corporation's PlaysForSure technology when the device is connected to the Rhapsody service. Rhapsody optimized MP3 players can play Rhapsody channels, transmit rating information to the service, access Rhapsody metadata such as artist information and receive firmware updates from the service.

Our Rhapsody music services are marketed through a family of websites, including Rhapsody.com, as well as by our partner MTVN and are also distributed through a variety of third-party distribution channels, including broadband service providers (Comcast Corporation), music retailers (Best Buy), home entertainment hardware providers (Sonos) and MP3 manufacturers (SanDisk and Samsung). For example, Rhapsody America has partnered with Best Buy to launch and provide the Best Buy online music service powered by Rhapsody and with TiVo Inc. to deliver to consumers instant access in the home to the Rhapsody music service through any broadband-connected TiVo box.

*Rhapsody.com.* Rhapsody America also offers a free version of Rhapsody over the Internet called Rhapsody.com. Rhapsody.com enables consumers in the U.S. to listen to up to 25 songs per month for free utilizing their web browser. This service is offered as a marketing program for the premium version of Rhapsody and is also monetized through advertising related revenue. Rhapsody America also manages the Rollingstone.com website pursuant to a licensing agreement with Rolling Stone.

*RadioPass.* We offer consumers a subscription-based Internet radio product called RadioPass. RadioPass subscribers gain access to over 90 pre-programmed, ad-free, high fidelity digital music radio stations in addition to simulcasts of 3,200 worldwide broadcast stations for a monthly subscription fee. We also operate Rhapsody Radio, a version of our Internet radio service for distribution to customers via the PC and through certain wireless phone carriers. We have agreements with broadband service providers to provide our radio services on a wholesale basis in order to expose their customers to our online music services.

*RealPlayer Music Store.* The RealPlayer Music Store is a music download service available through our RealPlayer media player software. The RealPlayer Music Store enables customers to purchase individual digital music tracks without subscribing to one of our music subscription services. The RealPlayer Music Store has over four million songs available for purchase by U.S. consumers.

*RealMusic.* RealMusic is a music offering we make available to consumers outside the U.S., featuring Internet radio, a la carte music downloads, music news, and other music content. RealMusic is currently available in Europe and Japan.

**Consumer**

***Media Software and Services***

*RealPlayer.* Our RealPlayer media player software includes features and services that enable consumers to discover, play and manage audio and video programming on the Internet via a PC. RealPlayer plays nearly all major digital media types and is compatible with over 100 portable music devices. RealPlayer is available to consumers as a free download from the Real.com website.

*SuperPass.* The subscription service, SuperPass, offers consumers a broad range of video, digital music and games content, as well as commercial-free Internet radio stations, advanced CD and DVD burning and expanded features for the RealPlayer. SuperPass provides a single source for consumers to access popular news, sports, music and entertainment online. Additionally, the service can be used by content owners to offer exclusive access to content and to potentially profit from multiple revenue opportunities. Subscribers to SuperPass are also entitled to receive other special offers, including security software, one game download and ten song downloads per month.

*Advertising and Third-Party Software.* We market and sell advertising on our Real.com family of websites and client software. In addition, we distribute third-party software products, such as the Google toolbar, to consumers who wish to download additional applications when downloading our software products.

### *Games*

We own and operate a comprehensive digital games service that includes a broad range of downloadable and online games products and subscription services focused primarily on "casual" gamers for PC and mobile wireless platforms.

We develop original content for these services through our GameHouse, Mr. Goodliving, and Zylom game studios. We also publish content from numerous affiliated studios located around the world and distribute other third-party game content to our customers. We market our games products and services domestically and internationally through our own family of websites as well as through paid search advertising, affiliate marketing programs and third-party distribution channels, such as broadband service providers and online portals and content publishers. Our owned and operated consumer retail distribution services include websites operated under the RealArcade, GameHouse, Zylom and Atrativa brands. These sites focus on casual gamers for the PC and offer a variety of free and paid casual game play experiences, including GamePass and FunPass, two Internet-based games subscription services.

*PC Games.* The digital media distribution services that power our family of websites as well as our third-party distribution services enable consumers to purchase games from our catalog of over 600 downloadable PC games and over 200 online games across a variety of popular casual game genres, including puzzle, word, hidden object and arcade type games. These services make it easy for consumers to discover, manage and play both online and downloadable PC games. All games are made available with a free trial and can be purchased on an individual basis or as part of our subscription services. In exchange for a monthly subscription fee, GamePass subscribers receive a credit to download one game each month from our game catalog and receive discounts for additional game purchases. Subscribers to FunPass have unlimited access to play over 200 downloadable games in exchange for a monthly subscription fee. FunPass is available in the U.S. on GameHouse.com and in Europe on Zylom.com.

We believe that the PC platform is especially appropriate for generating advertising-based revenue, and in 2007, we successfully launched nearly 40 casual downloadable games supported by in-game advertising on RealArcade and Gamehouse.com. We intend to continue to launch more advertising-supported games through our own family of websites as well as through third-party distribution channels.

We continue to grow our PC games business through organic efforts and through strategic acquisitions. In the past two years we have made three acquisitions to improve the geographic reach and product service offerings of our Games business. In January 2006, we acquired Zylom Media Group B.V., a distributor and developer of casual online games in Europe, to strengthen our Games business in Europe. In November 2006, we acquired Atrativa Latin America Ltd., a distributor of casual downloadable and online games in Latin America. In October 2007, we acquired Game Trust, Inc., a casual game infrastructure company that develops and operates innovative community, social networking and commerce tools designed to more deeply engage casual games players.

*Mobile Games.* We develop and publish original content that consumers can purchase individually or packaged through a subscription mobile games service available through wireless network carriers in the U.S. and Europe. Under our Mr. Goodliving brand, we have created a technology development platform, called EMERGE, that enables us to efficiently convert game content for use on over 700 mobile handsets.

**Technology Products and Solutions**

We develop and market services and technologies that enable wireless carriers, cable companies and other media and communications companies to deliver superior entertainment experiences to their customers. We believe that we are at the forefront of innovation in digital entertainment delivery, creating new ways for mobile carriers and other businesses to provide their customers with digital media wherever they are. In recent periods, our Technology Products and Solutions segment has increasingly focused on sales of application services to wireless carriers. We believe that the transition to an application service provider (ASP) business model will create a more stable, recurring, and scalable revenue stream compared with our traditional system software license sales model.

In October 2006, we increased our ASP service offerings through our acquisition of WiderThan Co., Ltd., a global leader for delivering integrated digital entertainment solutions to communications service providers. WiderThan has a rich technology background and history of innovation, including assisting SK Telecom's launch of one of the world's first commercial ringback tone services in South Korea, as well as creating a leading, integrated mobile and on-line music-on-demand service.

In 2007, we made two additional acquisitions to strengthen our Technology Products and Solutions segment. In May 2007, we further increased our ASP service offerings through our acquisition of Sony NetServices GmbH (SNS), a Salzburg, Austria provider to mobile operators throughout Europe of end-to-end white label digital music services. In June 2007, we acquired Exomi Oy, a Finland based provider of mobile value-added service provisioning, delivery and management solutions for Short Message Service (SMS), Multimedia Messaging Service (MMS), Wireless Application Protocol (WAP) and wireless data.

We believe that following these three acquisitions, we are now at the forefront of delivery of new digital media applications to mobile carriers to provide their subscribers with digital entertainment in many forms, including ringback tones, music-on-demand, mobile games, ringtones, messaging and information. In addition, our ASP services are currently deployed with over 78 communications service providers in over 37 countries globally, including AT&T, Sprint Nextel Corp., T-Mobile USA and Verizon Wireless in the Americas, Bharti Airtel, Globe, SK Telecom and Telstra in Asia and Vodafone, among others, in Europe.

The application services that we provide are described below.

*Ringback Tones.* We sell our ringback tone (RBT) service to wireless carriers and communications service providers throughout the world. Our RBT service enables callers to hear music chosen by the subscriber, instead of the traditional electronic ringing sound, while waiting for the subscriber to answer. Our RBT service enables users to select from a variety of high-quality ringback content, including music, pre-recorded messages by celebrities, and sound effects. Carriers generally offer the RBT service to their subscribers through monthly subscriptions and/or on a per RBT basis. In return for operating and managing our RBT service, we generally enter into revenue-sharing arrangements with our carrier customers.

*Music-On-Demand.* Our music-on-demand (MOD) service allows carriers to enable their subscribers to listen to a wide range of song titles by downloading or streaming to PCs, certain MP3-enabled mobile phones, and certain portable audio players that are equipped with approved digital rights management systems. Users typically pay carriers for MOD service through monthly subscriptions or on a per-download basis, and we generally receive from the carriers some combination of a monthly fixed fee, a percentage of monthly subscription fees and a percentage of content download fees for providing the service.

*Video-On-Demand.* Our video-on-demand (VOD) service allows wireless carriers and other telecom providers to enable their subscribers to view a wide range of video clips by downloading or streaming to video-enabled mobile phones that are equipped with approved digital rights management systems. Users typically pay for VOD services through monthly subscriptions and/or content download fees paid to the carriers, and we generally receive from the carriers some combination of a monthly fixed fee, a percentage of monthly subscription fees and a percentage of content download fees for providing the service.

*Messaging.* Our principal messaging service is our inter-carrier messaging (ICM) service which routes and delivers SMS messages between wireless carriers within the U.S. and internationally to multiple wireless devices, under the brand name of Metcalf. We provide this service to carriers in partnership with VeriSign, Inc. The ICM service allows subscribers with any text messaging capable handset to send and receive text messages to and from subscribers on other networks. We earn revenue from this service from fees paid by the carriers based on the number of messages handled for them through the ICM service, subject to our revenue-sharing arrangement with VeriSign. Our messaging services also include e-mail messaging, multi-media messaging, voice messaging, and multimedia application gateway management, primarily to wireless carriers.

The Technology Products and Solutions that we sell as software are described below.

*Helix Server.* Our Helix server software allows companies to broadcast live and on-demand audio, video and other multimedia programming to large numbers of simultaneous users over the Internet. We market and sell our Helix Server software to carriers, media companies and other enterprises that typically pay upfront fees for either a perpetual or term-based license plus annual fees for upgrades and support.

*RealProducer.* RealProducer is a multimedia creation and publishing tool that content owners use to convert audio and video content into our RealAudio and RealVideo formats. Customers pay upfront fees for RealProducer for either a perpetual or term-based license plus annual fees for upgrades and support.

*Exomi Messaging Gateway.* The Exomi Messaging Gateway (EMG) provides a solution for the delivery and management of value-added SMS and MMS services for carriers. It provides a single point of management for all applications and services, including short codes, and has simple application program interfaces (APIs) for other media companies and service providers to connect to a carrier's network. Customers pay upfront fees for EMG for either a term- or volume/capacity-based license plus annual fees for upgrades and support.

*Exomi WAP Gateway.* The Exomi WAP Gateway is a complete WAP infrastructure solution for carriers that enables a carrier's subscribers to browse via WAP, send and receive MMS messages, perform application downloads and access entertainment services. It primarily provides access management and filtering and has flexible charging and rating schemes for carriers. Customers generally pay upfront license fees for the Exomi WAP Gateway based on the number of users plus annual fees for upgrades and support.

*Other Technology Licensing.* We have also created enhanced versions of our media player and server products for use in wireless applications and we license our server software and products to a variety of mobile network operators on a worldwide basis. For example, our RealPlayer Mobile Player and related media server enable consumers to access streaming or downloaded content via 2.5G and 3G mobile networks. We have entered into agreements with wireless carriers, including AT&T, to use our mobile platform (primarily in international markets) and with mobile handset manufacturers, including Motorola, Nokia, Qualcomm, and Sony Ericsson, to preinstall our mobile player software on mobile phones.

In connection with our technology and entertainment services and the licensing of our business software products, we also provide professional services and specialized technical support to certain customers. The nature of these services varies from customer to customer and from period to period. In general, these services are designed to customize and integrate our technology with our customers' existing systems and technology.

See Notes to Consolidated Financial Statements — Segment Information (Note 18) for information regarding our reporting segments and geographic regions.

**Research and Development**

We devote a substantial portion of our resources to developing new products, enhancing existing products, expanding and improving our fundamental technology, and strengthening our technological expertise in all our businesses. During the years ended December 31, 2007, 2006 and 2005, we expended 18%, 20%, and 22%, respectively, of our net revenue on research and development activities.

### Customers and Seasonality

Our customers include consumers and businesses located throughout the world. Sales to customers outside the U.S., primarily in Asia and Europe, were 36%, 28%, and 23% of our net revenue during the years ended December 31, 2007, 2006, and 2005, respectively. Sales to one of our international Technology Products and Solutions customers, SK Telecom, accounted for approximately 13% of our consolidated revenues in the year ended December 31, 2007.

We are increasingly experiencing seasonality in our business, particularly with respect to the fourth quarter of our fiscal year. Our consumer businesses, which include advertising revenue, make up a large percentage of our revenue, and the fourth quarter has traditionally been the seasonally strongest quarter for internet advertising. In addition, as we have begun partnering more closely with device manufacturers for our consumer music services, we expect sales of these devices to follow typical consumer buying patterns with a majority of consumer electronics being sold in the fourth quarter. Finally, our Technology Products and Solutions business has seen a concentration of system sales, deployments, and consulting revenue in the fourth quarter.

### Sales, Marketing and Distribution

Our marketing programs are aimed at increasing brand awareness of our products and services and stimulating market demand. We use a variety of methods to market our products and services, including paid search advertising, affiliate marketing programs, advertising in print, electronic and other online media, television, direct mail and e-mail offers to qualified potential and existing customers and providing product specific information through our websites. We have a substantial number of employees focused on marketing our Technology Products and Solutions to companies and organizations around the world. We also have subsidiaries and offices in several countries that market and sell our products outside the U.S.

#### *Music and Consumer Marketing*

We market and sell the music products and services offered through Rhapsody America directly through the website *www.rhapsody.com*, and our other consumer products and services directly through our own websites (*www.real.com, www.realarcade.com, www.gamehouse.com, www.zylom.com, etc.*). In addition, pursuant to one of the commercial agreements between Rhapsody America and MTVN, Rhapsody America has committed to purchase $230 million in advertising and integrated marketing on MTVN cable channels over the term of the agreement. Our music products and services are also offered through our client software and a variety of third-party distribution channels, such as broadband service providers, retailers, and other partners. These websites and client software provide us with a low-cost, globally accessible sales channel that is generally available 24 hours per day, seven days per week. We also have an advertising sales force that markets and sells advertising on our websites and client software. We sell our international advertising inventory directly to clients and agencies in foreign markets and through third-party advertising representation firms.

#### *Technology Products and Solutions Marketing*

Our sales, marketing and business development team works closely with many of our enterprise, infrastructure, wireless, broadband and media customers to identify new business opportunities for our entertainment applications, services and systems. Through ongoing communications with product and marketing divisions of our customers, we tailor our ASP services to the strategic direction of the carriers and the preferences of their subscribers. Our market channels consist of various online and offline methods of promoting our products and services, media relations, industry trade shows, speaking opportunities and other events. We also market and sell our Technology Products and Solutions directly through our websites and through other distributors, including hardware server companies, content aggregators, Internet service providers (ISPs) and other hosting providers that redistribute or provide end users access to our streaming technology from their websites and systems. We also have agreements with many popular software and hardware companies and websites to distribute our products as a click-through or to bundle our player products into their applications and software.

### Customer Support

Customer support is integral to the provision of our consumer products and services, our carrier application services, and to the success of our system software customers. Consumers who purchase our consumer software products and services, including games, music, and entertainment services, can get assistance via the Internet, e-mail or telephone. We contract with third-party outsource support vendors to provide the primary staffing for our first-tier customer support globally. We also provide various support service options for our business customers and for software developers using our software products and associated services. Support service options include hotline telephone support, online support services, and on-site support personnel covering technical and business-related support topics.

### Competition

The market for software and services for digital media delivery over the Internet and wireless networks is intensely competitive. Many of our current and potential competitors have longer operating histories, greater name recognition or brand awareness, more employees and/or significantly greater resources than we do.

We compete in the market for delivery of online content services primarily on the basis of the quality and quantity of the content available in our services, the quality and usability of our software products, the reach of our media formats, and the price and perceived value of our products and services to consumers.

#### *Music*

The Rhapsody music subscription services operated by Rhapsody America and our RealPlayer Music Store face competition from traditional offline music distribution companies and from other online digital music services, including Apple Inc.'s iTunes music stores and Napster, Inc.'s music subscription services, as well as a wide variety of other competitors that are now offering digital music for sale over the Internet. Microsoft Corporation also offers premium music services in conjunction with its Zune product line, Windows Media Player and MSN services. We also expect increasing competition from media companies, online retailers such as Amazon.com and online community companies such as imeem, Inc. that offer consumers free, advertising-supported music content and applications through their websites. Our music offerings also face substantial competition from the illegal use of "free" peer-to-peer services. The ongoing presence of these "free" services substantially impairs the marketability of legitimate services such as Rhapsody and the RealPlayer Music Store.

Our Rhapsody subscription services compete primarily on the basis of the overall quality and perceived value of the user experience and on the effectiveness of our distribution network and marketing programs. We believe that Rhapsody's subscription-based services offer customers a superior value compared to the purchase of individual digital music tracks through competing online music download sites. We also believe that Rhapsody's tools to search for and discover music, as well as its editorial content, organization of music and related artists, and overall ease of use differentiates Rhapsody from other online digital music services. As the market for purchasing music online grows, we expect that competition for subscribers and purchasers will be intense. In particular, Apple heavily markets and promotes its brand and digital music download services in order to drive sales of its higher margin hardware products. We expect that music subscription services will continue to compete aggressively for new subscribers and that Apple will continue to spend significantly to market and promote its brand and the sale of downloadable music to further its business model. We also expect that other competitors will continue to spend heavily to promote their brands and to attract and retain consumers for their services. We further believe that our ability to compete in the digital music business has been negatively impacted by the historical lack of a compelling portable device solution for our music subscription services. We have attempted to address this competitive problem by introducing our Rhapsody DNA software and Rhapsody optimization specification and enabling portable wireless players, such as the ibiza Rhapsody by Haier America Trading, LLC, that can connect directly to the Rhapsody service without the use of a PC. Sales of our Rhapsody To Go subscription service will be increasingly dependent on the sales of our partners' MP3 players and the sales efforts of our music retailer partners like Best Buy.

***Consumer***

*Games*

Our Games business competes with a variety of distributors, publishers and developers of "casual" games for the PC, and mobile wireless platforms. Our family of websites serving the PC casual games market competes with other high volume distribution channels for downloadable games including Yahoo! Games, MSN Gamezone, Pogo.com, and Shockwave. We compete in this market primarily on the basis of the quality and convenience of our services, the reach and quality of our distribution arrangements and the quality and breadth of our game catalog. Our GameHouse, Mr. Goodliving, and Zylom content development studios compete with other developers and publishers of downloadable PC and mobile games. Our studios compete based on our ability to develop and publish high quality games that resonate with consumers, our effectiveness at building our brands, our ability to license and execute digital games based on popular third-party intellectual properties like Monopoly, Scrabble and South Park, and our ability to secure broad distribution relationships for our titles, including distribution of mobile titles through mobile carriers.

*Media Software and Services*

Our media software and services business, including our SuperPass subscription service, faces competition from existing competitive alternatives and other emerging services and technologies. We face competition in these markets from traditional media outlets such as television, radio, CDs, DVDs, videocassettes and others. We also face significant competition from emerging Internet media sources and established companies entering into the Internet media content market, including Time Warner's AOL subsidiary, Microsoft, Apple, Yahoo!, Google and YouTube as well as broadband Internet service providers, many of which provide similar or alternative services for free or bundle these types of services with other offerings. We also face competition from alternative streaming media playback technologies such as Microsoft Windows Media Player and Adobe Flash. We expect this competition to become more intense as the markets and business models for Internet video content mature and more competitors enter these new markets. Our video services compete primarily on the basis of the quality and perceived value of the content and services we provide, and on the effectiveness of our distribution network and marketing programs.

***Technology Products and Solutions***

*Carrier Application Services*

We compete with a large number of domestic and international companies in our carrier application services. We compete largely based on time-to-market, feature sets, operational expertise, customer care as well as price. Many of the carrier application services we provide require a high degree of integration with carrier or service provider networks and thus require a high degree of operational expertise. Those companies, like us, that can understand the intricacies of deploying highly sophisticated carrier-grade services quickly and efficiently generally have an advantage. In addition, the ability to enhance services with new features as the digital entertainment market develops is critical.

Our principal competitors in the ringback tone service market are NMS Technologies, Comverse Technology and Huawei Technologies. Our principal competitors in the music-on-demand service market include Groove Mobile, Omnifone, Musiwave (acquired by Microsoft Corporation) and Napster. Our principal competitors in the video-on-demand service market include MobiTV, QuickPlay and ThePlatform. And our principal competitors in the messaging market are Sybase365, a division of Sybase, Inc., and Syniverse Technologies.

*Server Software*

We currently compete primarily with Microsoft Corporation in the market for digital media servers, players, encoders, digital rights management, codecs and other technology and services related to digital distribution of media. Other competitors include Adobe and Apple. We believe that the primary competitive factors in the media delivery market include the quality, reliability, price and licensing terms of the overall media delivery solution, ubiquitous and easy consumer accessibility to media playback capability, access to distribution channels necessary to achieve broad distribution and use of products, and the ability to license and support popular and emerging media formats for digital media delivery. Microsoft distributes its competing streaming media server, player, tools and digital rights management products by bundling them with its Windows operating systems, including Windows NT, and Windows XP and Windows Vista, at no additional cost or otherwise making them available free of charge. We expect that by leveraging its monopoly position in operating systems and tying streaming of digital media into its operating systems and its Web browser, Microsoft will in the future distribute substantially more copies of its Windows Media Player, which competes with our media player products, than it has in the past and may be able to attract more users and content providers to use its streaming or digital media products.

### Intellectual Property

As of December 31, 2007, we had 58 U.S. patents, 15 patents in South Korea, and over 100 pending patent applications relating to various aspects of our technology. We are continuously preparing additional patent applications on other current and anticipated features of our technology in various jurisdictions across the world. As of December 31, 2007, we had 57 registered U.S. trademarks or service marks, 23 registered South Korea trademarks or service marks, and had applications pending for several more trademark or service marks in various jurisdictions across the world. We also have several unregistered trademarks. In addition, we have several foreign trademark registrations and pending applications. Many of our marks begin with the word "Real" (such as RealPlayer, RealAudio and RealVideo). We are aware of other companies that use "Real" in their marks alone or in combination with other words, and we do not expect to be able to prevent all third-party uses of the word "Real" for all goods and services.

To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology, or may not prevent the development and design by others of products or technologies similar to or competitive with those we develop.

### Employees

At December 31, 2007, we had 1,722 full-time employees and 192 part-time and contingent employees, of which 1,076 were based in the Americas, 388 were based in Asia, and 258 were based in Europe. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees are good.

### Position on Charitable Responsibility

In periods where we achieve profitability, we intend to donate 5% of our net income to charitable organizations, which will reduce our net income for those periods. The non-profit RealNetworks Foundation manages our charitable giving efforts. We attempt to encourage employee giving by using a portion of our intended contribution to match charitable donations made by employees.

### Available Information

Our corporate Internet address is www.realnetworks.com. We make available free of charge on www.investor.realnetworks.com our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). However, the information found on our corporate website is not part of this or any other report.

**Executive Officers of the Registrant**

The executive officers of RealNetworks as of February 28, 2008 were as follows:

| Name | Age | Position |
|---|---|---|
| Robert Glaser | 46 | Chairman of the Board and Chief Executive Officer |
| Michael Eggers | 36 | Senior Vice President, Chief Financial Officer and Treasurer |
| Savino (Sid) Ferrales | 57 | Senior Vice President — Human Resources |
| John Giamatteo | 41 | President -- Technology Products and Solutions and International Operations |
| Robert Kimball | 44 | Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary |
| Dan Sheeran | 41 | Senior Vice President — Corporate Partnerships and Business Development |
| Robert J. Williams | 42 | Senior Vice President — Music Products of RealNetworks |
| Harold Zeitz | 44 | Senior Vice President — Games and Media Software and Services |

ROBERT GLASER has served as Chairman of the Board and Chief Executive Officer of RealNetworks since its inception in February 1994, and as Treasurer from February 1994 to April 2000. Mr. Glaser's professional experience also includes ten years of employment with Microsoft Corporation where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University.

MICHAEL EGGERS has served as Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks since February 2006. Mr. Eggers joined RealNetworks in 1997 as the Manager of Financial Reporting and has held various positions leading to his appointment as the Chief Financial Officer. Prior to RealNetworks, Mr. Eggers was employed by KPMG in the audit practice division. Mr. Eggers holds a B.A., *magna cum laude*, in Business Administration with a concentration in accounting from the University of Washington.

SAVINO "SID" FERRALES has served as Senior Vice President, Human Resources of RealNetworks since April 2004. From February 1998 to April 2004, Mr. Ferrales served as Senior Vice President and Chief Human Resources Officer of Interland, Inc., a provider of Web hosting and online solutions to small businesses. Over the past twenty-five years, Mr. Ferrales has been employed as a human resources executive at several high technology companies, including Power Computing Corporation, Digital Equipment Corporation, Dell Computer Corporation, and Motorola, Inc. Mr. Ferrales holds a B.A. in Sociology from Texas State University and an M.A. in Social Rehabilitation from Sam Houston State University.

JOHN GIAMATTEO has served as President, Technology Products and Solutions and International Operations of RealNetworks since October 2006. Mr. Giamatteo joined RealNetworks in June 2005 and served as Executive Vice President, Worldwide Business Products and Services and International Operations from June 2005 to October 2006. From 1988 to June 2005, Mr. Giamatteo was employed by Nortel Networks Corporation, a provider of communications solutions, where he held various management positions, most recently serving as President, Asia Pacific. Mr. Giamatteo holds a B.S. in Accounting and an M.B.A. from St. John's University.

ROBERT KIMBALL has served as Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary of RealNetworks since January 2005. From January 2003 to January 2005, Mr. Kimball served as Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary of RealNetworks. Mr. Kimball held the positions of Vice President, Legal and Business Affairs of RealNetworks from May 2001 to January 2003 and Associate General Counsel from March 1999 to April 2001. Mr. Kimball holds a B.A. with distinction from the University of Michigan and a J.D., *magna cum laude*, from the University of Michigan Law School.

DAN SHEERAN has served as Senior Vice President, Corporate Partnerships and Business Development of RealNetworks since February 2007. Mr. Sheeran joined RealNetworks in August 2001 and served as Senior Vice President, International Operations from March 2004 to July 2005, and as Senior Vice President, Premium Consumer Services from July 2005 to November 2005 and as Senior Vice President, Music from November 2005 to February 2007. From June 2003 to March 2004, Mr. Sheeran served as Senior Vice President, Marketing of RealNetworks and from August 2001 to June 2003, Mr. Sheeran served as Vice President, Media Systems Marketing. Mr. Sheeran holds a B.S. in the School of Foreign Service, *cum laude*, from Georgetown University and an M.B.A. from Northwestern University.

ROBERT J. WILLIAMS has served as Senior Vice President, Music Products of RealNetworks since August 2007. Mr. Williams joined RealNetworks in July 2005 and served as Vice President, Music Software from December 2005 to August 2007, and as Area Vice President, Music Software from July 2005 to December 2005. Prior to joining RealNetworks, Mr. Williams was employed by Openwave Systems Inc., a mobile and broadband services company, where he held the positions of General Manager, Client Products from January 2004 to December 2004 and Vice President Engineering, Client Products, from 2002 to January 2004. Mr. Williams holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo.

HAROLD ZEITZ has served as Senior Vice President, Games and Media Software and Services of RealNetworks since January 2007. Mr. Zeitz joined RealNetworks in June 2006 and served as Senior Vice President, Media Software and Services from June 2006 to January 2007. From March 2002 to June 2006, Mr. Zeitz served as the Chief Operating Officer and Chief Marketing Officer of ShareBuilder Corporation, an online securities brokerage company. From January 2000 to August 2001, Mr. Zeitz served as the President and Chief Operating Officer of WorldStream Communications, a multimedia communications service company. From 1990 to 2000 Mr. Zeitz was employed by McCaw Cellular/AT&T Wireless where he held various senior management positions, most recently as the senior consumer marketing executive. Mr. Zeitz holds a B.A. in Economics from Northwestern University and an MBA from the Stanford Graduate School of Business.

## Item 1A. *Risk Factors*

You should carefully consider the risks described below together with all of the other information included in this annual report on Form 10-K. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occurs, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and investors in our common stock could lose all or part of their investment.

### Risks Related to Our Music, Games and Media Software and Services Businesses

***We require the consent of Viacom International Inc. with respect to certain matters in the governance and management of our Rhapsody America joint venture. Any disagreement with Viacom on such matters may have an adverse impact on the business, results of operations and financial condition of Rhapsody America and, consequently, our business.***

We and MTVN have formed Rhapsody America LLC, a Delaware limited liability company. We own, through a wholly owned subsidiary, 51% of the limited liability company membership interests of Rhapsody America and MTVN owns, through a wholly owned subsidiary, the remaining 49%. We are entitled to appoint the general manager to manage the day-to-day operations of Rhapsody America. Rhapsody America is governed by a limited liability company agreement which, among other things, requires unanimous approval of the members for certain actions, including but not limited to the following:

- authorizing the annual operating budget and making capital expenditures in excess of a certain percentage over the budgeted amount for capital expenditures;
- the issuance, sale or repurchase of Rhapsody America's membership interests;
- declaring of or making any distribution by Rhapsody America;

- merging, consolidating or reorganizing Rhapsody America, acquiring or selling assets not in the ordinary course of business in excess of a certain amount, or acquiring or selling businesses valued in excess of a certain amount;
- entering into any transaction with a value in excess of a certain amount with our affiliates or affiliates of MTVN; and
- the appointment of a new general manager if the existing general manager is required to resign as a result of Rhapsody America not meeting certain financial tests.

If we are not able to agree with MTVN on any of the foregoing items, or if the members are unable to agree on any other significant operational or financial matter requiring approval of the members, the business, results of operations and financial condition of Rhapsody America may be adversely affected and, consequently, our business may suffer.

If there is a change in management or change of control of MTVN or any other event occurs that adversely impacts our relationship with MTVN, the business, results of operations and financial condition of Rhapsody America may be adversely affected. MTVN's investments or activities generally may from time to time conflict with our interests or those of Rhapsody America. MTVN may have economic or other business interests or goals that are inconsistent with our or Rhapsody America's business interests or goals.

***The integration strategy we plan to implement with respect to the assets that have been combined in Rhapsody America may fail or be less successful than anticipated and the management of these assets creates operational complexities.***

Our realization of the anticipated benefits of Rhapsody America will depend on our ability to integrate the assets contributed by us and MTVN. Neither we nor the current management of Rhapsody America have extensive experience in managing and operating complex joint ventures of this nature and the integration and operational activities may strain our internal resources, distract us from managing our day-to-day operations, and impact our ability to retain key employees in Rhapsody America. Our business, results of operations and financial condition could be materially and adversely affected if we are unable to successfully integrate and manage these assets.

The nature of our and MTVN's contributions of services and assets to Rhapsody America required detailed cost allocation agreements that are complex to implement and manage and may result in significant costs that could adversely affect our operating results. For example, the advertising commitment from MTVN includes direct and integrated marketing services and programs, some of which may be difficult to value and may not generate expected returns. In addition, we are required to provide various support services, including facilities, information technology systems, personnel and other corporate administrative support, to Rhapsody America. The allocation of these support service costs is based on various measures depending on the service provided, much of which must be tracked and then accounted for and reported to Rhapsody America on a periodic basis. Tracking and reporting these costs require significant internal resources, and many of the allocation methodologies are complicated, which may result in inaccuracies in the total charges to be billed to Rhapsody America. In addition, the variable nature of these costs to be allocated to Rhapsody America may result in fluctuations in the period-over-period results of our Music business.

***We and MTVN have certain contractual rights relating to the purchase and sale of MTVN's membership interest in Rhapsody America that may be settled in part through the issuance of additional shares of our capital stock, which would dilute our other shareholders' voting and economic interests in us, and may require us to pay MTVN a price that exceeds the appraised value of their proportionate interest in Rhapsody America.***

Pursuant to the terms of the Rhapsody America limited liability company agreement, we have a right to purchase from MTVN, and MTVN has a right to require us to purchase, MTVN's membership interest in Rhapsody America. These call and put rights are exercisable upon the occurrence of certain events and during certain periods in each of 2012, 2013 and 2014 and every two years thereafter and may be settled, in part, through the issuance of shares of our capital stock, subject to specified limitations. If a portion of the purchase price for MTVN's membership interest is payable in shares of our capital stock, such shares could represent up to 15% of the outstanding shares of our common stock immediately prior to the transaction. In addition, we may also be obligated to issue shares of our non-voting stock representing up to an additional 4.9% of the outstanding shares of our common stock immediately prior to the transaction. If we pay a portion of the purchase price for MTVN's membership interest in shares of our common stock and non-voting stock, our other shareholders' voting and economic interests in us will be diluted, and MTVN will become one of our significant shareholders. In certain situations, if MTVN exercises its right to require us to purchase its membership interests in Rhapsody America, we may be required to pay MTVN a price that provides a return to MTVN over the appraised value of MTVN's proportionate interest in Rhapsody America.

***The success of our subscription services businesses depends upon our ability to increase subscription revenue.***

Our operating results could be adversely impacted by the loss of subscription revenue. Internet subscription businesses are a relatively new media delivery model and we cannot predict with accuracy our long-term ability to maintain or increase subscription revenue. Subscribers may cancel their subscriptions to our services for many reasons, including a perception that they do not use the services sufficiently or that the service does not provide enough value, a lack of attractive or exclusive content generally or as compared to competitive service offerings (including Internet piracy), or because customer service issues are not satisfactorily resolved. In recent periods, we have seen an increase in the number of gross customer cancellations of our subscription services due in part to an increasingly large subscriber base. As our subscription business evolves, we have increased our focus on "free-to-consumer" products and services. In addition, certain subscription based products and services with mobile carriers and broadband service providers are sold on a flat-fee or revenue-share basis. It is not clear what the long-term impact of this evolution will have on our subscription revenue.

***Our digital content subscription business, and our online music services in particular, depend on our continuing ability to license compelling content on commercially reasonable terms.***

We must continue to obtain compelling digital media content for our video, music, and games services in order to maintain and increase usage, subscription service revenue, and overall customer satisfaction for these products. Our online music service offerings now available through our Rhapsody America venture depend on music licenses from the major music labels and publishers, and the failure of any such parties to renew these licenses under terms that are acceptable to us would harm Rhapsody America's ability to offer successful music subscription services and therefore our operating results. If we cannot obtain premium digital content for any of our digital content subscription services on commercially reasonable terms, or at all, our business will be harmed.

***RealPlayer 11 may not achieve consumer or market acceptance and may be subject to legal challenge.***

We launched a new version of our media delivery software, RealPlayer 11. Consumers can use RealPlayer 11 to record and download videos from websites on the Internet with a single click on a "Download this Video" button that appears in the consumer's web browser when a video is playing. Consumers can also simultaneously download and record multiple videos in a number of popular formats and can save the videos to CDs with the free version of RealPlayer 11 and to DVDs with a premium version that can be purchased through our websites. We cannot predict the rate of adoption or level of usage of RealPlayer 11 or whether it will lead to increased sales of any of our consumer products or services.

Although we believe RealPlayer 11 is legal, there are risks associated with the distribution of RealPlayer 11, including the risk that content owners may claim that the recording and downloading of their content with RealPlayer 11 infringes their intellectual property rights even though RealPlayer 11 automatically recognizes and will not download content protected by digital rights management. Responding to these potential claims may require us to enter into royalty and licensing agreements on unfavorable terms, require us to stop distributing or selling, or to redesign, RealPlayer 11, or to pay damages.

***Music publishing royalty rates for music subscription services offered through RealNetworks and Rhapsody America are not yet fully established; a determination of high royalty rates could negatively impact our operating results.***

Publishing royalty rates associated with music subscription services in the U.S. and abroad are not fully established. Public performance licenses are negotiated individually, and we have not yet agreed to rates with all of the performing rights societies for all of our music subscription service activities, including those now conducted by Rhapsody America. We or Rhapsody America may be required to pay a rate that is higher than we expect, as the issue was recently submitted to a "Rate Court" by the American Society of Composers, Authors and Publishers (ASCAP) for judicial determination. We have license agreements to reproduce musical compositions with the Harry Fox Agency, an agency that represents music publishers, and with many independent music publishers as required in the creation and delivery of on demand streams and tethered downloads, but these license agreements do not include final royalty rates. The license agreements anticipate industry-wide agreement on rates, or, if no industry-wide agreement can be reached, determination by a copyright royalty board (CRB), an administrative judicial proceeding supervised by the U.S. Copyright Office. If the rates agreed to or determined by a CRB or by Congress are higher than we expect, the increased expense could negatively impact our operating results. The publishing rates associated with our international music streaming services are also not yet determined and may be higher than our current estimates.

***An appeal of, or other industry settlement relating to, the April 2007 Copyright Royalty Board decision regarding Internet radio royalties and minimum payments could result in material expenses that would harm our operating results and our ability to provide popular radio services.***

In April 2007, the Copyright Royalty Board (CRB) issued a decision setting new royalty rates for the use of sound recordings in Internet radio from 2006 through 2010. These rates are still under appeal and are also subject to industry-wide settlement negotiations, in some of which we are a participant. The appeal or other industry settlement, whether or not we directly participate in the settlement, may result in higher rates or other terms that are unfavorable to us, which could adversely impact our operating results and our ability to provide our radio services in the future.

***Our music, games and media software and services businesses face substantial competitive challenges that may prevent us from being successful in, and negatively impact future growth in, those businesses.***

*Music.* Our online music services now offered through our Rhapsody America joint venture with MTVN face significant competition from traditional offline music distribution competitors and from other online digital music services, as well as online theft or "piracy." Some of these competing online services have spent substantial amounts on marketing and have received significant media attention, including Apple's iTunes music download service, which it markets closely with its extremely popular iPod line of portable digital audio players and its iPhone. Microsoft has also begun offering premium music services in conjunction with its Windows Media Player and also markets a portable music player and related download software and music service called Zune. We also expect increasing competition from online retailers such as Amazon.com. Our online music services also face significant competition from "free" peer-to-peer services which allow consumers to directly access a wide variety of free content without securing licenses from content providers. Enforcement efforts have not effectively shut down these services and there can be no assurance that these services will ever be shut down. The ongoing presence of these "free" services substantially impairs the marketability of legitimate services like ours. Rhapsody America may not be able to compete effectively in this highly competitive market, which may negatively impact the future growth of our Music business.

*Media Software and Services.* Our media software and services (primarily our SuperPass subscription service) face competition from existing competitive alternatives and other free emerging services and technologies, such as user generated content services like YouTube and alternative streaming media playback technologies including Microsoft Windows Media Player and Adobe Flash. Content owners are increasingly marketing their content on their own websites rather than licensing to other distributors such as us. We face competition in these markets from traditional media outlets such as television, radio, CDs, DVDs, videocassettes and others. We also face competition from emerging Internet media sources and established companies entering into the Internet media content market, including Time Warner's AOL subsidiary, Microsoft, Apple, Adobe, Yahoo! and broadband ISPs. We expect this competition to continue to be intense as the market and business models for Internet video content mature and more competitors enter these new markets. Competing services may be able to obtain better or more favorable access to compelling video content than us, may develop better offerings than us and may be able to leverage other assets to promote their offerings successfully. If we are unable to compete successfully, the future growth of our Media Software and Services business will be negatively impacted.

*Games.* Our RealArcade, GameHouse, and Zylom branded services compete with other online distributors of downloadable casual PC games. Some of these distributors have high volume distribution channels and greater financial resources than we do, including Yahoo! Games, MSN Gamezone, Pogo.com, and Shockwave. We expect competition to intensify in this market from these and other competitors and no assurance can be made that we will be able to continue to grow our revenue. Our GameHouse, Zylom, and Mr. Goodliving content development studios compete with other developers and publishers of downloadable PC and mobile games. Our development studios compete primarily with other developers of downloadable and mobile casual PC games and must continue to develop popular and high-quality game titles to maintain our competitive position and help maintain the growth of our Games business.

***We may not be successful in maintaining and growing our distribution of digital media products.***

We cannot predict whether consumers will continue to download and use our digital media products consistent with past usage, especially in light of the fact that Microsoft bundles its competing Windows Media Player with its Windows operating system and the popularity of the Adobe Flash format. Our inability to maintain continued high volume distribution of our digital media products could hold back the growth and development of related revenue streams from these market segments, including the distribution of third-party products, and therefore could harm our business and our prospects.

***The success of music services offered through Rhapsody America depend, in part, on interoperability with our customers' music playback hardware.***

In order for the digital music services offered through Rhapsody America to continue to grow, we must design services that interoperate effectively with a variety of hardware products, including portable digital audio players, mobile handsets, home stereos and PCs. We and Rhapsody America depend on significant cooperation with manufacturers of these products and with software manufacturers that create the operating systems for such hardware devices to achieve our objectives. To date, Apple has not agreed to design its popular iPod line of portable digital audio players or its new iPhone to function with our music services. If we cannot successfully design our service to interoperate with the music playback devices that our customers own, our business will be harmed.

**Risks Related to Our Technology Products and Solutions Business**

***Recent acquisitions in our Technology Products and Solutions business could expose us to new risks, disrupt our business and adversely impact our results of operations.***

In November 2006, we completed the acquisition of substantially all of WiderThan Co., Ltd. (WiderThan). We also acquired Sony NetServices GmbH (SNS) and Exomi Oy (Exomi) in May 2007 and June 2007, respectively. The integration of these acquisitions, particularly WiderThan, is continuing and may divert the attention of management and other key personnel from other core business operations, which could adversely impact our financial performance in the near term. Moreover, the integration of WiderThan's operations into the Company will require expansions to our system of internal controls over financial reporting. Any failure to successfully operate and integrate WiderThan could have an adverse effect on our results of operations.

***Our businesses may be adversely affected by developments affecting the South Korean economy amid increased tensions with North Korea.***

With the acquisition of WiderThan, we generate a material portion of our revenue from operations in the Republic of Korea (South Korea). On a consolidated basis, during the year ended December 31, 2007 we derived 15% of our revenue from our operations in South Korea and expect that we will generate a portion of our revenue from South Korea in 2008. Operating in this market subjects us to risks that were not previously relevant to us, including risks associated with the general state of the economy in South Korea and the potential instability of the Democratic People's Republic of Korea (North Korea).

Relations between South Korea and North Korea have been tense throughout Korea's modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of South Korea and North Korea. Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could have a material adverse effect on our business, financial condition, and results of operations.

***Our traditional system software licensing business has been negatively impacted by the effects of our competitors, and our settlement agreement with Microsoft may not improve sales of our system software products.***

We believe that our traditional system software sales have been negatively impacted primarily by the competitive effects of Microsoft, which markets and often bundles its competing technology with its market leading operating systems and server software. Although the settlement agreement we entered into with Microsoft relating to our claims regarding Microsoft's anticompetitive practices contained a substantial cash payment to us and a series of technology agreements, Microsoft will continue to be an aggressive competitor with our traditional systems software business. We cannot be sure whether the portions of the settlement agreement designed to limit Microsoft's ability to leverage its market power will be effective, and we cannot predict when, or if, we will experience increased demand for our system software products or if we will be able to apply the proceeds from the settlement agreement in a way that improves our operating results or shareholder return on an investment in our stock.

***A majority of the revenue that we generate in South Korea is dependent upon our relationship with SK Telecom, the largest wireless carrier in Korea; any deterioration of this relationship could materially harm our business.***

We offer our mobile entertainment services to consumers in South Korea through SK Telecom, the largest wireless carrier in South Korea. In the near term, we expect that we will continue to generate a significant portion of our total revenue through SK Telecom. If SK Telecom fails to market or distribute our applications or terminates its business contracts with us, or if our relationship with SK Telecom deteriorates in any significant way, we may be unable to replace the affected business arrangements with acceptable alternatives, which could have a material negative impact on our revenue and operating results. Also, if we are unable to continue our service development in conjunction with SK Telecom, our ability to develop, test, and introduce new services will be materially harmed.

***Contracts with our carrier customers subject us to significant risks that could negatively impact our revenue or otherwise harm our operating results.***

We derive a material portion of our revenue from carrier application services. Many of our carrier application services contracts provide for revenue sharing arrangements but we have little control over the pricing decisions of our carrier customers. Furthermore, most of these contracts do not provide for guaranteed minimum payments or usage levels. Because most of our carrier customer contracts are nonexclusive, it is possible that our wireless carriers could purchase similar application services from third parties, and cease to use our services in the future. As a result, our revenue derived under these agreements could be substantially reduced depending on the pricing and usage decisions of our carrier customers.

In addition, none of our carrier application services contracts obligates our carrier customers to market or distribute any of our applications. As a result, revenue related to our application services are, to a large extent, dependent upon the marketing and promotion activities of our carrier customers. The loss of carrier customers or a reduction in marketing or promotion of our applications would likely result in the loss of future revenues from our carrier application services.

Many of our carrier contracts are short term and allow for early termination by the carrier with or without cause. These contracts are therefore subject to renegotiation of pricing or other key terms that could be adverse to our interests, and leave us vulnerable to non-renewal by the carriers. If our carrier contracts are terminated, not renewed, or renegotiated in a manner less favorable to us, our application services revenue would be negatively impacted.

Finally, certain of our carrier contracts obligate us to indemnify the carrier customer for certain liabilities and losses incurred by them, including liabilities resulting from third party claims for damages that arise out of the use of our technology. These indemnification terms provide us with certain procedural safeguards, including the right to control the defense of the indemnified party. We have accepted tenders of indemnification from two of our carrier customers related to one pending patent infringement proceeding, and we are vigorously defending them. This pending proceeding or future claims against which we may be obligated to defend our carrier customers could result in paying amounts pursuant to these obligations that could materially harm our operating results.

***Our carrier customers could begin developing some or all of our carrier applications services on their own, which could result in the loss of future revenues.***

Most of our carrier customers do not offer internally-developed application services that compete with ours. If, however our carrier customers begin developing these application services internally, we could be forced to lower our prices or increase the amount of service we provide in order to maintain our business with those carrier customers. This could result in the loss of future revenues from our carrier application services or the reduction of margins related to such revenues.

***The mobile entertainment market is highly competitive.***

The market for mobile entertainment services, including ringback tone and music-on-demand solutions, is highly competitive. Current and potential future competitors include major media companies, Internet portal companies, content aggregators, wireless software providers and other pure-play wireless entertainment publishers. In connection with music-on-demand in particular, we may in the future compete with current providers of music-on-demand services for online or other non-mobile platforms, some of which have greater financial resources than we do. In addition, the major music labels may demand more aggressive revenue sharing arrangements or seek an alternative business model less favorable to us. Increased competition has in the past resulted in pricing pressure, forcing us to lower the selling price of our services. If we are not as successful as our competitors in our target markets, our sales could decline, our margins could be negatively impacted and we could lose market share, any of which could materially harm our business.

***Our Helix open source initiative is subject to risks associated with open source technology.***

Although we have invested substantial resources in the development of the underlying technology within our Helix DNA Platform and the Helix Community process, the market and industry may not accept these technologies and, therefore, we may not derive royalty or support revenue from them. Moreover, the introduction of the Helix DNA Platform open source and community source licensing schemes may adversely affect sales of our commercial system software products to mobile operators, broadband providers, corporations, government agencies, educational institutions and other business and non-business organizations.

***Our patents may not improve our business prospects.***

Our primary strategy with regard to patents is to use our patent portfolio to increase licensing and usage of our Helix products. We do not know whether our patents will ultimately be deemed enforceable, valid, or infringed. Accordingly, we cannot predict whether our patent strategy will be successful or will improve our financial results. Moreover, we may be forced to litigate to determine the validity and scope of our patents. Any such litigation could be costly and may not achieve the desired results.

**Risks Related to Our Business in General**

***Our operating results are difficult to predict and may fluctuate, which may contribute to fluctuations in our stock price.***

As a result of the rapidly changing markets in which we compete, our operating results may fluctuate from period-to-period. In past periods, our operating results have been affected by personnel reductions and related charges, charges relating to losses on excess office facilities, and impairment charges for certain of our equity investments. Our operating results may be adversely affected by similar or other charges or events in future periods, including, but not limited to our inability to realize SAB No. 51 gains in future periods or impairments of goodwill and other long-lived assets, any of which could cause the trading price of our stock to decline. Certain of our expense decisions (for example, research and development and sales and marketing efforts) are based on predictions regarding business and the markets in which we compete. To the extent that these predictions prove inaccurate, our revenue may not be sufficient to offset these expenditures, and our operating results may be harmed. In addition, we recently acquired the operations of WiderThan. We have limited experience managing these assets which may make it more difficult for us to accurately predict our operating results.

***Our products and services must compete with the products and services of strong or dominant competitors.***

Our software and services must compete with strong existing competitors and new competitors that may enter with competitive new products, services and technologies. These market conditions have in the past resulted in, and could likely continue to result in the following consequences, any of which could adversely affect our business, our operating results and the trading price of our stock:

- reduced prices, revenue and margins;
- increased expenses in responding to competitors;
- loss of current and potential customers, market share and market power;
- lengthened sales cycles;
- degradation of our stature and reputation in the market;
- changes in our business and distribution and marketing strategies;
- changes to our products, services, technology, licenses and business practices, and other disruption of our operations;
- strained relationships with partners; and
- pressure to prematurely release products or product enhancements.

Many of our current and potential competitors have longer operating histories, greater name recognition, more employees and significantly greater resources than we do. Our competitors across the breadth of our product lines include a number of large and powerful companies, such as Microsoft and Apple.

***Failure to develop and introduce new products and services that achieve market acceptance could result in a loss of market opportunities and negatively affect our operating results.***

The process of developing new, and enhancing existing, products and services is complex, costly and uncertain. Our business depends on providing products and services that are attractive to subscribers and consumers, which, in part, is subject to unpredictable and volatile factors beyond our control, including end-user preferences and competing products and services. Any failure by us to timely respond to or accurately anticipate consumers' changing needs and emerging technological trends could significantly harm our current market share or result in the loss of market opportunities. In addition, we must make long-term investments, develop or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect consumer demand for our products and services. Therefore, our operating results could be negatively impacted.

***We are experiencing greater fluctuations in revenue due to seasonality than at any time in our past, and we expect this trend to continue.***

We are increasingly experiencing seasonality in our business, particularly with respect to the fourth quarter of our fiscal year. Our music, games and media software and services businesses, which include advertising revenue, make up a large percentage of our revenue, and the fourth quarter has traditionally been the seasonally strongest quarter for internet advertising. In addition, as we have begun partnering more closely with device manufacturers for our consumer music services, we expect sales of these devices to follow typical consumer buying patterns with a majority of consumer electronics being sold in the fourth quarter. Finally, WiderThan's historical business has seen a concentration of system sales, deployments, and consulting revenue in the fourth quarter. These factors may result in increasing seasonality in our business and we cannot predict with accuracy how these factors will impact our quarterly financial results.

***We depend upon our executive officers and key personnel, but may be unable to attract and retain them, which could significantly harm our business and results of operations.***

Our success depends on the continued employment of certain executive officers and key employees, particularly Robert Glaser, our founder, Chairman of the Board and Chief Executive Officer. The loss of the services of Mr. Glaser or other key executive officers or employees could harm our business.

Our success is also dependent upon our ability to identify, attract and retain highly skilled management, technical, and sales personnel, both in our domestic operations and as we expand internationally. Qualified individuals are in high demand and competition for such qualified personnel in our industry is intense, and we may incur significant costs to retain or attract them. There can be no assurance that we will be able to attract and retain the key personnel necessary to sustain our business or support future growth.

***Our industry is experiencing consolidation that may cause us to lose key relationships and intensify competition.***

The Internet and media distribution industries are undergoing substantial change, which has resulted in increasing consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm us in a number of ways, including the loss of customers if competitors or users of competing technologies consolidate with our current or potential customers, or our current competitors become stronger, or new competitors emerge from consolidations. Any of these events could put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share. Consolidation in our industry, or in related industries such as broadband carriers, could force us to expend greater resources to meet new or additional competitive threats, which could also harm our operating results.

Industry consolidation could also cause the loss of strategic relationships if our strategic partners are acquired by or enter into relationships with a competitor. Because we rely on strategic relationships with third parties, including relationships providing for content acquisition and distribution of our products, the loss of current strategic relationships (due to industry consolidation or otherwise), the inability to find other strategic partners, our failure to effectively manage these relationships or the failure of our existing relationships to achieve meaningful positive results could harm our business.

***Acquisitions involve costs and risks that could harm our business and impair our ability to realize potential benefits from acquisitions.***

As part of our business strategy, we have acquired technologies and businesses in the past and expect that we will continue to do so in the future. The failure to adequately manage the costs and address the financial, legal and operational risks raised by acquisitions of technology and businesses could harm our business and prevent us from realizing the benefits of the acquisitions.

Acquisition-related costs and financial risks related to completed and potential future acquisitions may harm our financial position, reported operating results, or stock price. Previous acquisitions have resulted in significant expenses, including amortization of purchased technology and amortization of acquired identifiable intangible assets, which are reflected in our operating expenses. New acquisitions and any potential future impairment of the value of purchased assets could have a significant negative impact on our future operating results.

Acquisitions also involve operational risks that could harm our existing operations or prevent realization of anticipated benefits from an acquisition. These operational risks include:

- difficulties and expenses in assimilating the operations, products, technology, information systems, and/or personnel of the acquired company;
- retaining key management or employees of the acquired company;
- entrance into unfamiliar markets, industry segments, or types of businesses;
- operating and integrating acquired businesses in remote locations;
- integrating and managing businesses based in countries in which we have little or no prior experience;
- diversion of management time and other resources from existing operations to integration activities for acquired businesses;
- impairment of relationships with employees, affiliates, advertisers or content providers of our business or acquired business; and
- assumption of known and unknown liabilities of the acquired company, including intellectual property claims.

***We need to develop relationships and technical standards with manufacturers of non-PC media and communication devices to grow our business.***

Access to the Internet through devices other than a PC, such as personal digital assistants, cellular phones, television set-top devices, game consoles, Internet appliances and portable music and games devices has increased dramatically and is expected to continue to increase. If a substantial number of alternative device manufacturers do not license and incorporate our technology and services into their devices, we may fail to capitalize on the opportunity to deliver digital media to non-PC devices which could harm our business prospects. If we do not successfully make our products and technologies compatible with emerging standards and the most popular devices used to access digital media, we may miss market opportunities and our business and results will suffer.

***Our business and operating results will suffer if our systems or networks fail, become unavailable, unsecured or perform poorly so that current or potential users do not have adequate access to our products, services and websites.***

Our ability to provide our products and services to our customers and operate our business depends on the continued operation of our information systems and networks. A significant or repeated reduction in the performance, reliability or availability of our information systems and network infrastructure could harm our ability to conduct our business, and harm our reputation and ability to attract and retain users, customers, advertisers and content providers. We have on occasion experienced system errors and failures that caused interruption in availability of products or content or an increase in response time. Problems with our systems and networks could result from our failure to adequately maintain and enhance these systems and networks, natural disasters and similar events, power failures, HVAC failures, intentional actions to disrupt our systems and networks and many other causes. The vulnerability of a large portion of our computer and communications infrastructure is enhanced because much of it is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake, flood, and volcanic events. Many of our services do not currently have fully redundant systems or a formal disaster recovery plan, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage.

***Our network is subject to security risks that could harm our business and reputation and expose us to litigation or liability.***

Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any compromise of our ability to transmit and store such information and data securely, and any costs associated with preventing or eliminating such problems, could hurt customer demand for our products, hurt our ability to distribute products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We also may be required to expend significant capital or other resources to alleviate problems caused by such breaches or attacks, which expenditures could adversely effect our operating results.

***The growth of our business is dependent in part on successfully implementing our international expansion strategy.***

A key part of our strategy is to develop localized products and services in international markets through subsidiaries, branch offices and joint ventures. If we do not successfully implement this strategy, we may not recoup our international investments and we may fail to develop or maintain worldwide market share. In addition, our recent acquisitions of Exomi, SNS, WiderThan, Zylom and Mr. Goodliving have increased our revenue from, and business exposure to, our international operations. Our international operations involve risks inherent in doing business on an international level, including difficulties in managing operations due to distance, language, and cultural differences, different or conflicting laws and regulations, taxes, and exchange rate fluctuations. Any of these factors could harm operating results and financial condition. Our foreign currency exchange risk management program reduces, but does not eliminate, the impact of currency exchange rate movements.

***We may be unable to adequately protect our proprietary rights and may face risks associated with third-party claims relating to our intellectual property.***

Our ability to compete partly depends on the superiority, uniqueness and value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. However, our efforts to protect our intellectual property rights may not assure our ownership rights in our intellectual property, protect or enhance the competitive position of our products and services or effectively prevent misappropriation of our technology. As disputes regarding the ownership of technologies and rights associated with streaming media, digital distribution, and online businesses are common and likely to arise in the future, we may be forced to litigate to enforce or defend our intellectual property rights or to determine the validity and scope of other parties' proprietary rights, enter into royalty or licensing agreements on unfavorable terms or redesign our product features and services. Any such dispute would likely be costly and distract our management, and the outcome of any such dispute could harm our business.

From time to time we receive claims and inquiries from third parties alleging that our technology may infringe the third parties' proprietary rights, especially patents. Third parties have also asserted and most likely will continue to assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights. Currently we are investigating or litigating a variety of such pending claims, some of which are described in Item 3 of this report under the heading "Legal Proceedings."

***We may be subject to market risk and legal liability in connection with the data collection capabilities of our products and services.***

Many of our products are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products send information to our servers. Many of the services we provide also require that a user provide certain information to us. We have an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation, and harm our business.

***We may be subject to assessment of sales and other taxes for the sale of our products, license of technology or provision of services.***

Currently we do not collect sales or other taxes on the sale of our products, license of technology, or provision of services in states and countries other than those in which we have offices or employees. Our business would be harmed if one or more states or any foreign country were to require us to collect sales or other taxes from past sales or income related to products, licenses of technology, or provision of services.

Effective July 1, 2003, we began collecting Value Added Tax, or VAT, on sales of "electronically supplied services" provided to European Union residents, including software products, games, data, publications, music, video and fee-based broadcasting services. There can be no assurance that the European Union will not make further modifications to the VAT collection scheme, the effects of which could require significant enhancements to our systems and increase the cost of selling our products and services into the European Union. The collection and remittance of VAT subjects us to additional currency fluctuation risks.

The Internet Tax Freedom Act, or ITFA, which Congress extended until November 2014, among other things, imposed a moratorium on discriminatory taxes on electronic commerce. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future sales.

***We may be subject to additional income tax assessments.***

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, income taxes payable, and net deferred tax assets. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in our historical financial statements. An audit or litigation can result in significant additional income taxes payable in the U.S. or foreign jurisdictions which could have a material adverse effect on our financial condition and results of operations.

***We donate a portion of our net income to charity.***

In periods where we achieve profitability, we intend to donate 5% of our annual net income to charitable organizations, which would reduce our net income for those periods.

**Risks Related to the Securities Markets and Ownership of Our Common Stock**

***Our directors and executive officers beneficially own approximately one third of our stock, which gives them significant control over certain major decisions on which our shareholders may vote, may discourage an acquisition of us, and any significant sales of stock by our officers and directors could have a negative effect on our stock price.***

Our executive officers, directors and affiliated persons beneficially own more than one third of our common stock. Robert Glaser, our Chief Executive Officer and Chairman of the Board, beneficially owns the majority of that stock. As a result, our executive officers, directors and affiliated persons will have significant influence to:

- elect or defeat the election of our directors;

- amend or prevent amendment of our articles of incorporation or bylaws;
- effect or prevent a merger, sale of assets or other corporate transaction; and
- control the outcome of any other matter submitted to the shareholders for vote.

Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of RealNetworks, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

***Provisions of our charter documents, Shareholder Rights Plan, and Washington law could discourage our acquisition by a third-party.***

Our articles of incorporation provide for a strategic transaction committee of the board of directors. Without the prior approval of this committee, and subject to certain limited exceptions, the board of directors does not have the authority to:

- adopt a plan of merger;
- authorize the sale, lease, exchange or mortgage of assets representing more than 50% of the book value of our assets prior to the transaction or on which our long-term business strategy is substantially dependent;
- authorize our voluntary dissolution; or
- take any action that has the effect of any of the above.

RealNetworks has also entered into an agreement providing Mr. Glaser with certain contractual rights relating to the enforcement of our charter documents and Mr. Glaser's roles and authority within RealNetworks.

We have adopted a shareholder rights plan that provides that shares of our common stock have associated preferred stock purchase rights. The exercise of these rights would make the acquisition of RealNetworks by a third-party more expensive to that party and has the effect of discouraging third parties from acquiring RealNetworks without the approval of our board of directors, which has the power to redeem these rights and prevent their exercise.

Washington law imposes restrictions on some transactions between a corporation and certain significant shareholders. The foregoing provisions of our charter documents, shareholder rights plan, our agreement with Mr. Glaser, our zero coupon convertible subordinated notes and Washington law, as well as our charter provisions that provide for a classified board of directors and the availability of "blank check" preferred stock, could have the effect of making it more difficult or more expensive for a third-party to acquire, or of discouraging a third-party from attempting to acquire, control of us. These provisions may therefore have the effect of limiting the price that investors might be willing to pay in the future for our common stock.

***Our stock price has been volatile in the past and may continue to be volatile.***

The trading price of our common stock has been highly volatile. For example, during the 52-week period ended December 31, 2007, the price of our common stock ranged from $5.45 to $11.17 per share. Our stock price could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, changes in financial estimates, recommendations by securities analysts, changes in the competitive environment, as well as any of the other risk factors described above.

***Financial forecasting of our operating results will be difficult because of the changing nature of our products and business, and our actual results may differ from forecasts.***

As a result of the dynamic markets in which we compete, it is difficult to accurately forecast our operating results and metrics. Our inability or the inability of the financial community to accurately forecast our operating results could result in our reported net income (loss) in a given quarter to differ from expectations, which could cause a decline in the trading price of our common stock.

**Item 1B.** ***Unresolved Staff Comments***

None.

### Item 2. *Properties*

Our corporate and administrative headquarters and certain research and development and sales and marketing personnel are located at our facility in Seattle, Washington.

We lease properties primarily in the following locations that are utilized by all of our business segments, unless otherwise noted below, to house our research and development, sales and marketing, and general and administrative personnel:

| Location | Area leased (sq. feet) | Monthly rent | Lease expiration |
|---|---|---|---|
| Seattle, Washington | 264,000 | $468,000 | September 2014, with an option to renew for two five-year periods |
| Seattle, Washington(1) | 133,000 | 398,000 | September 2010 |
| Seoul, Republic of Korea(2) | 78,000 | 127,000 | October 2008 |
| Reston, Virginia(2) | 35,000 | 76,000 | December 2011 |

(1) In 2001, we re-evaluated our facilities requirements and as a result, decided to sublet all of this office space for the remainder of the term of our lease.

(2) This facility is utilized only by our Technology Products and Solutions segment.

In addition, we lease smaller facilities with multi-year terms in the U.S. and foreign countries, some of which support the operations of all of our business segments while others are dedicated to a specific business segment. We also lease various other smaller facilities in the U.S. and foreign countries primarily for our sales and marketing personnel. A majority of these other leases are for a period of less than one year. We believe that our properties are in good condition, adequately maintained and suitable for the conduct of our business. For additional information regarding our obligations under leases, see Notes to Consolidated Financial Statements — Commitments and Contingencies (Note 16).

### Item 3. *Legal Proceedings*

See Notes to Consolidated Financial Statements — Commitments and Contingencies (Note 16) for information regarding legal proceedings.

### Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our shareholders during the fourth quarter of our fiscal year ended December 31, 2007.

## PART II.

**Item 5.** ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Our common stock has been traded on the Nasdaq Stock Market LLC under the symbol "RNWK" since our initial public offering in November 1997. There is no assurance that any quantity of the common stock could be sold at or near reported trading prices.

The following table sets forth for the periods indicated the high and low sale prices for our common stock, as reported on the Nasdaq Stock Market LLC. These quotations represent prices between dealers and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.

| | Years Ended December 31, | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| | High | Low | High | Low |
| First Quarter | $11.17 | $7.55 | $ 8.60 | $ 7.20 |
| Second Quarter | 8.76 | 7.42 | 11.05 | 8.27 |
| Third Quarter | 8.27 | 5.45 | 11.20 | 9.12 |
| Fourth Quarter | 7.35 | 5.74 | 12.08 | 10.44 |

As of January 31, 2008, there were approximately 736 holders of record of our common stock. Most shares of our common stock are held by brokers and other institutions on behalf of shareholders. We have not paid any cash dividends. Payment of dividends in the future will depend on our continued earnings, financial condition and other factors.

In May 2007, our Board of Directors authorized a new share repurchase program for the repurchase of up to an aggregate of $100.0 million of our outstanding common stock. Below is a summary of share repurchases during the quarters ended September 30, 2007 and December 31, 2007. All of the repurchases in the table below were made through the Board of Directors authorized share repurchase program. No purchases were made in October 2007.

| Period | Total Number of Shares Repurchased | Average Price Paid Per Share |
|---|---|---|
| | (In thousands) | |
| 7/1/2007 — 7/31/2007 | 2,100 | $7.88 |
| 8/1/2007 — 8/31/2007 | 842 | $6.43 |
| 9/1/2007 — 9/30/2007 | 1,900 | 6.47 |
| 11/1/2007 — 11/30/2007 | 4,400 | $6.66 |
| 12/1/2007 — 12/31/2007 | 1,180 | 6.21 |
| Total | 10,422 | $6.80 |

For further information regarding our share repurchase plan see Note 14 of Notes to Consolidated Financial Statements.

Annual Report

## Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this report.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (In thousands, except per share data) | | | | |
| **Consolidated Statements of Operations Data:** | | | | | |
| Net revenue | $567,620 | $ 395,261 | $ 325,059 | $266,719 | $202,377 |
| Cost of revenue | 213,491 | 124,108 | 98,249 | 97,145 | 68,343 |
| Gross profit | 354,129 | 271,153 | 226,810 | 169,574 | 134,034 |
| Operating expenses: | | | | | |
| Research and development | 102,731 | 77,386 | 70,731 | 52,066 | 47,730 |
| Sales and marketing | 209,412 | 165,602 | 130,515 | 96,779 | 77,335 |
| Advertising with related party | 24,360 | — | — | — | — |
| General and administrative | 67,326 | 57,332 | 50,697 | 31,538 | 21,160 |
| Restructuring charge | 3,748 | — | — | — | — |
| Loss on excess office facilities | — | 738 | — | 866 | 7,098 |
| Subtotal operating expenses | 407,577 | 301,058 | 251,943 | 181,249 | 153,323 |
| Antitrust litigation (benefit) expenses, net | (60,747) | (220,410) | (422,500) | 11,048 | 1,574 |
| Total operating expenses (benefit) | 346,830 | 80,648 | (170,557) | 192,297 | 154,897 |
| Operating income (loss) | 7,299 | 190,505 | 397,367 | (22,723) | (20,863) |
| Other income (expenses), net | 68,472 | 37,248 | 32,176 | 248 | (444) |
| Income (loss) before income taxes | 75,771 | 227,753 | 429,543 | (22,475) | (21,307) |
| Income taxes | (27,456) | (82,537) | (117,198) | (522) | (144) |
| Net income (loss) | $ 48,315 | $ 145,216 | $ 312,345 | $(22,997) | $(21,451) |
| Basic net income (loss) per share | $ 0.32 | $ 0.90 | $ 1.84 | $ (0.14) | $ (0.13) |
| Diluted net income (loss) per share | $ 0.29 | $ 0.81 | $ 1.70 | $ (0.14) | $ (0.13) |
| Shares used to compute basic net income (loss) per share | 151,665 | 160,973 | 169,986 | 168,907 | 160,309 |
| Shares used to compute diluted net income (loss) per share | 166,410 | 179,281 | 184,161 | 168,907 | 160,309 |

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (In thousands) | | | | |
| **Consolidated Balance Sheets Data:** | | | | | |
| Cash, cash equivalents, and short-term investments | $ 556,629 | $ 678,920 | $ 781,327 | $363,621 | $373,593 |
| Working capital | 351,066 | 584,125 | 710,804 | 287,599 | 310,679 |
| Other intangible assets, net | 107,677 | 105,109 | 7,337 | 8,383 | 1,065 |
| Goodwill | 353,153 | 309,122 | 123,330 | 119,217 | 97,477 |
| Total assets | 1,275,442 | 1,303,416 | 1,112,997 | 602,502 | 580,939 |
| Convertible debt | 100,000 | 100,000 | 100,000 | 100,000 | 100,000 |
| Shareholders' equity | 875,104 | 969,766 | 841,733 | 380,805 | 366,486 |

**Item 7.** ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

**Overview**

We are a leading creator of digital media services and software. Our mission is to deliver world class digital entertainment experiences - music, video or games - wherever and whenever consumers want them. Consumers use our services and software, such as Rhapsody, RealArcade, and RealPlayer to find, play, purchase, and manage free and premium digital content, including music, games, and video. Broadcasters, cable and wireless communication companies, media companies and enterprises, such as AT&T and Verizon in the U.S., Vodafone in Europe, and SK Telecom in Korea, use our digital media applications and services to create, secure and deliver digital media to PCs, mobile phones, portable music players and other consumer electronics devices and to provide entertainment services to their subscribers.

Our strategy is to continue to (1) develop technology that provides meaningful differentiation to our chosen markets in digital entertainment services; (2) build a direct relationship with, and grow, our worldwide user base; and (3) create strong business partnerships with device makers, media companies, service providers and other distribution channels in order to build a sustainable and profitable global business. We intend to continue to expand our products and services beyond the PC to mobile devices and to create compelling digital media experiences on a variety of entertainment devices. We also intend to use our strong cash position to continue to seek acquisition opportunities to further our strategic initiatives and to enhance our competitive position.

In the year ended December 31, 2007, we recorded the highest total annual revenue in our history due to the inclusion of the operating results from our acquisitions, primarily WiderThan which we acquired in October 2006, and also due to significant growth in revenue from our Music and Consumer segments. The growth in our consumer businesses, as compared with 2006, was driven primarily by increased revenue from our Games and Music businesses. This growth was partially offset by a decline in revenue in our Media Software and Services business from 2006 to 2007, due primarily to a decline in revenue from our SuperPass subscription service.

In recent years, we have focused our efforts on growing our consumer businesses through both internal initiatives and strategic acquisitions of businesses and technologies. We have also increased our focus on "free-to-consumer" products and services, such as our Rhapsody.com website, and our introduction of downloadable games containing in-game advertising. These products and services generate advertising revenue and are also designed to increase the exposure of our paid digital music and games products and services to consumers. As a result, combined revenue in our Music and Consumer segments grew 12% and 15% during the years ended December 31, 2007 and 2006, respectively.

Revenue in 2007 from our Technology Products and Solutions segment grew significantly compared with 2006, increasing by 185%. This increase was driven primarily by our acquisitions of WiderThan in October 2006 and Sony NetServices GmbH (SNS) and Exomi Oy (Exomi) during the second quarter of 2007. WiderThan delivers integrated digital entertainment solutions to communications service providers worldwide. WiderThan's applications, content, and services enable wireless carriers to provide a broad range of mobile entertainment to their subscribers, including ringback tones, music-on-demand, mobile games, ringtones, messaging, and information services.

On October 1, 2007, we acquired all of the outstanding securities of Game Trust, Inc. (Game Trust), a provider of scalable and secure infrastructures for community and commerce applications in online casual games. We believe that combining Game Trust's assets and technology with our existing business will enhance our casual game offerings in our existing markets.

On August 20, 2007, we and MTV Networks, a division of Viacom International Inc. (MTVN), created Rhapsody America to jointly own and operate a business-to-consumer digital audio music service. The Rhapsody America music service is a subscription and advertising-supported service that offers a combination of permanent downloads, conditional downloads and on demand streaming services. The elements necessary to create, build, operate and grow the Rhapsody America music service were contributed, licensed to, or provided as services to Rhapsody America by each of MTVN and us, through a series of commercial agreements.

Rhapsody America will operate primarily in the United States, although the parties are not precluded from expanding the territory in the future by mutual agreement.

On June 8, 2007, we acquired all of the outstanding securities of Exomi, a provider of short message service (SMS) messaging and wireless application protocol gateway products and services with customers primarily in Europe and Latin America. We believe that combining Exomi's assets and network with our products and services will enhance our presence in the Latin American market.

On May 15, 2007, we acquired all of the outstanding securities of SNS, a provider of comprehensive white label digital music services to mobile operators in Europe. We believe that combining SNS' assets and technology with our existing business will enhance our digital music offerings in the European market.

On October 31, 2006, we acquired 99.7% of the outstanding common shares and American Depository Shares of WiderThan Co. Ltd. (WiderThan), a leading provider of ringback tones, music-on-demand and other mobile entertainment services to wireless carriers. We acquired substantially all of the remaining 0.3% of the outstanding common shares and American Depository Shares of WiderThan during the quarter ended June 30, 2007. The acquisition further enhanced our strategy of providing end-to-end digital media solutions to partners including music, casual games and video services.

On January 31, 2006, we acquired all of the outstanding securities of Zylom Media Group B.V. (Zylom), a distributor, developer, and publisher of PC-based games in Europe. We believe that combining Zylom's assets and distribution network with our downloadable PC-based games assets and distribution platform will enhance our presence in the European games market.

In October 2005, we entered into an agreement to settle all of our antitrust disputes worldwide with Microsoft. Upon settlement of the legal disputes, we also entered into two commercial agreements with Microsoft that provide for collaboration in digital music and casual games. Pursuant to these commercial agreements we received payments and other consideration of $478.0 million in 2005, $221.9 million in 2006 and $61.1 million in 2007 for a total of $761.0 million. As of December 31, 2007, we have received all the proceeds and other consideration from this settlement.

We manage our business, and correspondingly report segment revenue and profit (loss), based on three segments: Music, Consumer and Technology Products and Solutions, each of which is described further below under "Revenue by Segment" and "Costs of Revenue by Segment."

The following table sets forth certain financial data for the periods indicated as a percentage of total net revenue:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Net revenue | 100.0% | 100.0% | 100.0% |
| Cost of revenue | 37.6 | 31.4 | 30.2 |
| Gross profit | 62.4 | 68.6 | 69.8 |
| Operating expenses: | | | |
| Research and development | 18.1 | 19.6 | 21.8 |
| Sales and marketing | 36.9 | 41.9 | 40.2 |
| Advertising with related party | 4.3 | — | — |
| General and administrative | 11.9 | 14.5 | 15.6 |
| Restructuring charge | 0.6 | — | — |
| Loss on excess office facilities | — | 0.2 | — |
| Subtotal operating expenses | 71.8 | 76.2 | 77.6 |
| Antitrust litigation benefit, net | (10.7) | (55.8) | (130.0) |
| Total operating expenses (benefit) | 61.1 | 20.4 | (52.4) |
| Operating income | 1.3 | 48.2 | 122.2 |
| Other income, net | 12.0 | 9.4 | 9.9 |
| Income before income taxes | 13.3 | 57.6 | 132.1 |
| Income taxes | (4.8) | (20.9) | (36.1) |
| Net income | 8.5% | 36.7% | 96.0% |

### Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Our critical accounting policies and estimates are as follows:

- Revenue recognition;
- Estimating music publishing rights and music royalty accruals;
- Recoverability of deferred costs;
- Estimating allowances for doubtful accounts and sales returns;
- Estimating losses on excess office facilities;
- Determining whether declines in the fair value of investments are other-than-temporary and estimating fair market value of investments in privately held companies;
- Valuation of other intangible assets;
- Valuation of goodwill;
- Stock-based compensation;
- Minority interest;
- Accounting for gains on sale of subsidiary stock; and
- Accounting for income taxes.

*Revenue Recognition.* We recognize revenue in accordance with the following authoritative literature: AICPA Statement of Position (SOP) No. 97-2, *Software Revenue Recognition;* SOP No. 98-9, *Software Revenue Recognition with Respect to Certain Arrangements*; SOP No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*; Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition in Financial Statements*; Financial Accounting Standards Board's Emerging Issues Task Force (EITF) Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables;* and EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent.* Generally we recognize revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable, the product or services have been delivered and collectability of the resulting receivable is reasonably assured.

Consumer subscription products are paid in advance, typically for monthly, quarterly or annual periods. Subscription revenue is recognized ratably over the related subscription period. Revenue from sales of downloaded individual music tracks, albums and games are recognized at the time the music or game is made available, digitally, to the end user.

We recognize revenue under the residual method for multiple element software arrangements when vendor-specific objective evidence (VSOE) exists for all of the undelivered elements of the arrangement, but does not exist for one or more of the delivered elements in the arrangement, under SOP No. 97-2. Under the residual method, at the outset of the arrangement with a customer, we defer revenue for the fair value of the arrangement's undelivered elements such as Post Contract Support (PCS), and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered, such as software licenses. VSOE for PCS is established on standard products for which no installation or customization is required based upon amount charged when PCS is sold separately. For multiple element software arrangements involving significant production, modification, or customization of the software, which are accounted for in accordance with the provisions of SOP No. 81-1, VSOE for PCS is established if customers have an optional renewal rate specified in the arrangement and the rate is substantive.

We have arrangements whereby customers pay one price for multiple products and services and in some cases, involve a combination of products and services. For arrangements with multiple deliverables, revenue is recognized upon the delivery of the individual deliverables in accordance with EITF Issue No. 00-21. In the event that there is no objective and reliable evidence of fair value of the delivered items, the revenue recognized upon delivery is the total arrangement consideration less the fair value of the undelivered items. We apply significant judgment in establishing the fair value of multiple elements within revenue arrangements.

We recognize revenue on a gross or net basis in accordance with EITF Issue No. 99-19. In many arrangements, we contract directly with end user customers, are the primary obligor and carry all collectability risk. In such arrangements we report the revenue on a gross basis. In some cases, we utilize third-party distributors to sell products or services directly to end user customers and carry no collectability risk. In such instances we report the revenue on a net basis.

Revenue generated from advertising appearing on our websites and from advertising included in our products is recognized as revenue as the delivery of the advertising occurs.

*Music Publishing Rights and Music Royalty Accruals.* We must make estimates of amounts owed related to our music publishing rights and music royalties for our domestic and international music services. Material differences may result in the amount and timing of our expense for any period if management made different judgments or utilized different estimates. Under copyright law, we may be required to pay licensing fees for digital sound recordings and compositions we deliver. Copyright law generally does not specify the rate and terms of the licenses, which are determined by voluntary negotiations among the parties or, for certain compulsory licenses where voluntary negotiations are unsuccessful, by arbitration. There are certain geographies and agencies for which we have not yet completed negotiations with regard to the royalty rate to be applied to the current or historic sales of our digital music offerings. Our estimates are based on contracted or statutory rates, when established, or management's best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. While we base our estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, actual results may differ materially from these estimates under different assumptions or conditions.

*Recoverability of Deferred Costs.* We defer costs on projects for service revenue and system sales. Deferred costs consist primarily of direct and incremental costs to customize and install systems, as defined in individual customer contracts, including costs to acquire hardware and software from third parties and payroll costs for our employees and other third parties.

We recognize such costs in accordance with our revenue recognition policy by contract. For revenue recognized under the completed contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as products are delivered or services are provided in accordance with the percentage of completion calculation. For revenue recognized ratably over the term of the contract, costs are recognized ratably over the term of the contract, commencing on the date of revenue recognition. At each balance sheet date, we review deferred costs, to ensure they are ultimately recoverable. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue.

*Allowances for Doubtful Accounts and Sales Returns.* We must make estimates of the uncollectability of our accounts receivable. We specifically analyze the age of accounts receivable and historical bad debts, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Similarly, we must make estimates of potential future product returns related to current period revenue. We analyze historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowance. Significant judgments and estimates must be made and used in connection with establishing allowances for doubtful accounts and sales returns in any accounting period. Material differences may result in the amount and timing of our revenue for any period if we were to make different judgments or utilize different estimates.

*Accrued Loss on Excess Office Facilities.* We made significant estimates in determining the appropriate amount of accrued loss on excess office facilities. If we made different estimates, our loss on excess office facilities could be significantly different from that recorded, which could have a material impact on our operating results. Our original estimate has been revised in previous periods in response to changes in market conditions for commercial real estate in the area where the excess office facilities are located, or to reflect negotiated changes in sublease rates charged to occupying tenants.

*Impairment of Investments.* We periodically evaluate whether any declines in the fair value of our investments are other-than-temporary. Significant judgments and estimates must be made to assess whether an other-than-temporary decline in fair value of investments has occurred and to estimate the fair value of investments in privately held companies. Material differences may result in the amount and timing of any impairment charge if we were to make different judgments or utilize different estimates.

*Valuation of Other Intangible Assets.* Other intangible assets consist primarily of fair value of customer agreements and contracts, developed technology, trademarks, patents, and tradenames acquired in business combinations. Other intangible assets are amortized on a straight line basis over their useful lives and are subject to periodic review for impairment. The initial recording and periodic review processes require extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets. Should conditions be different than management's current assessment, material write-downs of intangible assets may be required. We periodically review the estimated remaining useful lives of other intangible assets. A reduction in the estimated remaining useful life could result in accelerated amortization expense in future periods.

*Valuation of Goodwill.* We assess the impairment of goodwill on an annual basis, in our fourth quarter, or whenever events or changes in circumstances indicate that the fair value of the reporting unit to which goodwill relates is less than the carrying value. Factors we consider important that could trigger an impairment review include the following:

- poor economic performance relative to historical or projected future operating results;

- significant negative industry, economic or company specific trends;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

If we were to determine that the fair value of a reporting unit was less than its carrying value, including goodwill, based upon the annual test or the existence of one or more of the above indicators of impairment, we would measure impairment based on a comparison of the implied fair value of reporting unit goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the goodwill of the reporting unit. To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, we would record an impairment charge for the difference. Judgment is required in determining our reporting units and assessing fair value of the reporting units. There were no impairments related to goodwill in any of the periods presented in this report.

*Stock-Based Compensation.* We account for stock-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment.* Under the provisions of SFAS No. 123R, which we adopted as of January 1, 2006, stock-based compensation cost is estimated at the grant date based on the award's fair-value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period, which is the vesting period. The Black-Scholes model requires various highly judgmental assumptions including volatility in our common stock price and expected option life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from the amounts recorded in our consolidated statement of operations. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. Prior to the adoption of SFAS No. 123R, we measured compensation expense for our employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees.* Under APB No. 25, when the exercise price of our employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

*Minority Interests.* The Company records minority interest expense (benefit) which reflects the portion of the earnings (losses) of majority-owned entities which are applicable to the minority interest partners in accordance with Accounting Research Bulletin No. 51, *Consolidated Financial Statements* (ARB No. 51). Redeemable minority interests that are redeemable at either fair value or are based on a formula that is intended to approximate fair value are accounted for in accordance with ARB No. 51. As of December 31, 2007, the Company's minority interests solely related to redeemable minority interests in Rhapsody America. Minority interest expense (benefit) is included in the consolidated statement of operations and comprehensive income for 2007.

*Accounting for Gains on Sale of Subsidiary Stock.* We account for any changes in our ownership interest resulting from the issuance of equity capital by consolidated subsidiaries as either a gain or loss in the statement of operations pursuant to SAB No. 51 *Accounting for the Sales of Stock of a Subsidiary.* SAB No. 51 requires that the difference between the carrying amount of the parent's investment in a subsidiary and the underlying net book value of the subsidiary after the issuance of stock by the subsidiary be reflected as either a gain or loss in the statement of operations if the appropriate recognition criteria has been met or reflected as an equity transaction. We have elected to reflect SAB No. 51 gains or losses in our consolidated statement of operations and comprehensive income.

*Accounting for Income Taxes.* We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled. We must make assumptions, judgments and estimates to determine current provision for income taxes, deferred tax assets and liabilities and any valuation allowance to be recorded against deferred tax assets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

Each reporting period we must periodically assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not more likely than not, a valuation allowance must be established. The establishment of a valuation allowance and increases to such an allowance result in either increases to income tax expense or reduction of income tax benefit in the statement of operations and comprehensive income. Factors we consider in making such an assessment include, but are not limited to: past performance and our expectation of future taxable income, macroeconomic conditions and issues facing our industry, existing contracts, our ability to project future results and any appreciation of our investments and other assets.

We have not provided for U.S. deferred income taxes or withholding taxes on non-U.S. subsidiaries' undistributed earnings. These earnings are intended to be permanently reinvested in operations outside of the U.S. If these amounts were distributed to the U.S., in the form of dividends or otherwise, we could be subject to additional U.S. income taxes. It is not practicable to determine the U.S. federal income tax liability or benefit on such earnings due to the availability of foreign tax credits and the complexity of the computation if such earnings were not deemed to be permanently reinvested.

| | |
|---|---|
| Balance at January 1, 2007 | $ 7.5 |
| Increases/(Decreases) related to prior year tax positions | — |
| Increases/(Decreases) related to current year tax positions | 1.5 |
| Settlements | — |
| Expiration of the statute of limitations | — |
| Balance at December 31, 2007 | $ 9.0 |

We file numerous consolidated and separate income tax returns in the United States Federal, state, local, and foreign jurisdictions. With few exceptions, we are no longer subject to United States Federal, state, local, or foreign income tax examinations for years before 1993. However, the Company has been notified by the I.R.S. that WiderThan Americas, Inc. (WTA), a wholly owned subsidiary of the Company, was selected for a federal audit for the period ending December 31, 2005. The audit is expected to begin in 2008.

**Revenue by Segment**

Revenue by segment is as follows (dollars in thousands):

| | 2007 | Change | 2006 | Change | 2005 |
|---|---|---|---|---|---|
| Music | $149,126 | 21% | $123,033 | 21% | $101,769 |
| Consumer | 211,851 | 6 | 199,739 | 12 | 178,195 |
| Technology products and solutions | 206,643 | 185 | 72,489 | 61 | 45,095 |
| Total net revenue | $567,620 | 44% | $395,261 | 22% | $325,059 |

Revenue by segment as a percentage of total net revenue is as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Music | 26% | 31% | 31% |
| Consumer | 37 | 51 | 55 |
| Technology products and solutions | 37 | 18 | 14 |
| Total net revenue | 100% | 100% | 100% |

*Music.* Music revenue primarily includes revenue from: our Rhapsody and RadioPass subscription services; sales of digital music content through our Rhapsody service and our RealPlayer music store; and advertising from our music websites. These products and services are sold and provided primarily through the Internet and we charge customers' credit cards at the time of sale. Subscription services billings typically occur monthly, quarterly or annually, depending on the service purchased.

Music revenue increased 21% during the year ended December 31, 2007 compared with the year ended December 31, 2006 due primarily to growth in subscription revenue from our subscription-based music products which accounted for 86% of this increase. Music revenue increased 21% during the year ended December 31, 2006 compared with the year ended December 31, 2005 due primarily to growth in subscription revenue from our subscription-based music products which accounted for 73% of this increase.

*Consumer.* Consumer revenue primarily includes revenue from: digital media subscription services such as GamePass, FunPass, SuperPass and stand-alone subscriptions; sales and distribution of third-party software and services; sales of game downloads; sales of premium versions of our RealPlayer and related products; and advertising, excluding Music advertising. These products and services are sold and provided primarily through the Internet and we charge customers' credit cards at the time of sale. Billings for subscription services typically occur monthly, quarterly or annually, depending on the service purchased.

Consumer revenue increased 6% during the year ended December 31, 2007 compared with the year ended December 31, 2006 due primarily to increased sales of our Games products offset by decreases in our SuperPass revenue. Additional factors contributing to the change in revenue are discussed below in the section entitled "Consumer Revenue". We believe the growth in Games was due in part to the continued shift in our marketing and promotional efforts for these services as well as product improvements and increasing consumer acceptance and adoption of digital media products and services.

Consumer revenue increased 12% during the year ended December 31, 2006 compared with the year ended December 31, 2005 due primarily to increased sales of our Games products. Detailed factors contributing to the change in revenue are discussed below in the section entitled "Consumer Revenue."

*Technology Products and Solutions.* Technology Products and Solutions revenue is derived from products and services that enable wireless carriers, cable companies, and other media and communications companies to distribute digital media content to PCs, mobile phones and other non-PC devices. Technology Products and Solutions that we sell as application services consist of ringback tones, music-on-demand, video-on-demand and inter-carrier messaging, and are primarily sold to wireless carriers. Technology Products and Solutions that we sell as software consist of Helix system software and related authoring and publishing tools, digital rights management technology, messaging gateways, and support and maintenance services that we sell to customers. We also offer broadcast hosting and consulting services to our customers. These products and services are primarily sold to corporate, government and educational customers. We do not require collateral from our customers, but we often require payment before or at the time products and services are delivered. Many of our customers are given standard commercial credit terms, and for these customers we do not require payment before products and services are delivered.

Technology Products and Solutions revenue increased 185% during the year ended December 31, 2007 compared with the year ended December 31, 2006 due primarily to our acquisitions of WiderThan (acquired in October 2006), SNS (acquired in May 2007), and Exomi (acquired in June 2007). Technology Products and Solutions revenue increased 61% during the year ended December 31, 2006 compared with the year ended December 31, 2005 due primarily to our acquisition of WiderThan during the fourth quarter of 2006.

### Consumer Revenue

A further analysis of our Consumer revenue is as follows (dollars in thousands):

| | 2007 | Change | 2006 | Change | 2005 |
|---|---|---|---|---|---|
| Media software and services | $103,348 | (9)% | $113,503 | (7)% | $121,918 |
| Games | 108,503 | 26 | 86,236 | 53 | 56,277 |
| Total consumer products and services revenue | $211,851 | 6% | $199,739 | 12% | $178,195 |

*Media Software and Services.* Media Software and Services revenue primarily includes revenue from: our SuperPass and stand-alone premium video subscription services; RealPlayer Plus and related products; sales and distribution of third-party software products; and all advertising other than that related directly to our Music and Games businesses.

Media Software and Services revenue decreased 9% during the year ended December 31, 2007 compared with the year ended December 31, 2006 due primarily to a decline in revenue from the SuperPass subscription service accounting for 92% of this revenue decrease. This decrease was due primarily to a shift in our marketing and promotional efforts towards our Music and Games businesses, which we believe represent a greater growth opportunity for us. Media Software and Services revenue decreased 7% during the year ended December 31, 2006 compared with the year ended December 31, 2005 due primarily to a decline in revenue from the SuperPass subscription service and other stand-alone subscriptions, which accounted for 83% of the revenue decrease. No other single factor contributed materially to these changes during these periods.

*Games.* Games revenue primarily includes revenue from: the sale of individual games through our RealArcade service and our games related websites including GameHouse and Zylom (acquired in January 2006); our GamePass subscription service; advertising through RealArcade and our games related websites; and sales of games through wireless carriers.

Games revenue increased 26% during the year ended December 31, 2007 compared with the year ended December 31, 2006 due primarily to increased advertising, syndication and subscription revenue generated through our RealArcade service and our websites, including Zylom and GameHouse. Advertising, syndication and subscription revenue together accounted for substantially all of this increase. Additionally, we believe the increased focus of our marketing efforts on our Games business and the addition of new game titles to our RealArcade and GamePass offerings contributed to the growth in our Games business. Games revenue increased 53% during the year ended December 31, 2006 compared with the year ended December 31, 2005 due primarily to increased sales of individual games through our RealArcade, Zylom, and GameHouse services and growth in the number of subscribers to our GamePass and FunPass subscription services. These factors accounted for 66% of the revenue increase in 2006. No other single factor contributed materially to these changes during these periods.

### Geographic Revenue

Revenue by region is as follows (dollars in thousands):

| | 2007 | Change | 2006 | Change | 2005 |
|---|---|---|---|---|---|
| United States | $360,676 | 27% | $283,433 | 13% | $249,855 |
| Europe | 84,368 | 35 | 62,270 | 39 | 44,867 |
| Republic of Korea | 82,549 | 344 | 18,597 | n/a | — |
| Rest of the World | 40,027 | 29 | 30,961 | 2 | 30,337 |
| Total | $567,620 | 44% | $395,261 | 22% | $325,059 |

Revenue generated in the U.S. increased 27% and 13%, respectively, in 2007 and 2006 due primarily to the growth of our Music and Games businesses. See "Revenue by Segment" above for further discussion of these changes.

Revenue generated in Europe increased 35% and 39%, respectively, in 2007 and 2006 due primarily to the growth of our Games and Technology Products and Solutions businesses driven primarily by additional revenue from our Zylom, Exomi and SNS product offerings subsequent to their acquisition in 2006 and 2007, respectively. This increase was partially offset by a decrease in revenue from our SuperPass subscription service in Europe. See "Revenue by Segment" above for further discussion of these changes.

Revenue generated in the Republic of Korea and in the Rest of the World increased due primarily to our acquisition of WiderThan in October 2006. The increase in the Republic of Korea and Rest of the World revenue for 2007 was partially offset by a decrease in revenue from our SuperPass subscription service due to a decrease in subscribers.

At December 31, 2007 and 2006, accounts receivable from one international customer accounted for 19% and 25% of trade accounts receivable, respectively. The increase in international accounts receivable as a percentage of trade accounts receivables primarily resulted from the acquisition of WiderThan.

The functional currency of our foreign subsidiaries is the local currency of the country in which the subsidiary operates. We currently manage a portion of our foreign currency exposures through the use of foreign currency exchange forward contracts. Our foreign currency exchange risk management program reduces, but does not eliminate, the impact of currency exchange rate movements. We currently do not hedge a portion of our foreign currency exposures and therefore are subject to the risk of changes in exchange rates. The gross margins on domestic and international revenue are substantially the same.

**License and Service Revenue**

In accordance with SEC regulations, we also present our revenue based on License fees and Service revenue as set forth below (dollars in thousands):

| | 2007 | Change | 2006 | Change | 2005 |
|---|---|---|---|---|---|
| License fees | $ 92,718 | 2% | $ 90,684 | 12% | $ 80,785 |
| Service revenue | 474,902 | 56 | 304,577 | 25 | 244,274 |
| Total net revenue | $567,620 | 44% | $395,261 | 22% | $325,059 |

License fees and Service revenue as a percentage of total revenue is as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| License fees | 16% | 23% | 25% |
| Service revenue | 84 | 77 | 75 |
| Total net revenue | 100% | 100% | 100% |

*License Fees.* License fees primarily include revenue from: sales of content such as game licenses and digital music tracks; sales of our media delivery system software; sales of premium versions of our RealPlayer Plus and related products; sales of messaging gateways to mobile carriers; and sales of third-party products. License fees include revenue from all of our reporting segments.

License fee revenue increased 2% in 2007 due primarily to an increase in revenue from the sale of individual games through our RealArcade service and our websites, including Zylom and GameHouse. The increase in license fees revenue was partially offset by a decrease in sales of individual music tracks through our Rhapsody music subscription service and our RealPlayer Music Store. No other single factor contributed materially to these changes during these periods. See "Revenue by Segment" above for further discussion of these changes.

License fee revenue increased 12% in 2006 due primarily to an increase in revenue from the sale of individual games through our RealArcade service and our websites, including Zylom (acquired in January 2006). In addition, license fee revenue increased due to the sale of individual games for mobile phones, primarily through our Mr. Goodliving (acquired in May 2005) product offerings and the online sale of individual music tracks through our Rhapsody music subscription service and our RealPlayer Music Store. The increase in license fees revenue was partially offset by a decrease in sales of our system software. No other single factor contributed materially to these changes during these periods. See "Revenue by Segment" above for further discussion of these changes.

*Service Revenue.* Service revenue primarily includes revenue from: digital media subscription services such as SuperPass, Rhapsody, RadioPass, GamePass, FunPass and stand-alone subscriptions; sales of application services sold to wireless carriers to deliver ringback tones, music-on-demand, video-on-demand, messaging, and information services to wireless carriers' customers; support and maintenance services that we sell to customers who purchase our software products; broadcast hosting and consulting services that we offer to our customers; distribution of third-party software; and advertising. Service revenue includes revenue from all of our reporting segments.

Service revenue increased 56% and 25%, respectively, in 2007 and 2006 due primarily to an increase in revenue from the increase in the number of subscribers, as well as price per subscription, to certain of our music and games subscription services, advertising through our web properties, consulting services provided to certain of our corporate customers, inclusion of revenue from WiderThan (acquired in October 2006), and distribution of third-party products. These increases were partially offset by a decrease in revenue related to a decrease in the number of subscribers to our SuperPass subscription service and decreased sales of certain stand-alone subscription services. No other single factor contributed materially to these changes during these periods. See "Revenue by Segment" above for further discussion of these changes.

**Deferred Revenue**

Deferred revenue is comprised of unrecognized revenue related to unearned subscription services, support contracts, and other prepayments for which the earnings process has not been completed. Total deferred revenue at December 31, 2007 was $42.2 million compared with $27.6 million at December 31, 2006. Substantially all of the increase in deferred revenue was due to prepayments from wireless carriers for applications to deliver ringback tone, music-on-demand, and video-on-demand services.

**Cost of Revenue by Segment**

Cost of revenue by segment is as follows (dollars in thousands):

| | 2007 |
|---|---|
| Music | $ 81,462 |
| Consumer | 39,840 |
| Technology products and solutions | 92,189 |
| Total cost of revenue | $213,491 |

Cost of revenue as a percentage of segment revenue is as follows:

| | 2007 |
|---|---|
| Music | 55% |
| Consumer | 19 |
| Technology products and solutions | 45 |
| Total cost of revenue | 38 |

*Cost of Music.* Cost of Music revenue consists primarily of cost of content and delivery of the content included in our music subscription service offerings; royalties paid on sales and streams of music; hardware devices and accessories; and fees paid to third-party vendors for order fulfillment and support services.

*Cost of Consumer.* Cost of Consumer revenue consist primarily of cost of content and delivery of the content included in our digital media subscription service offerings; amortization of acquired technology, royalties paid on sales of games and other third-party products; amounts paid for licensed technology; costs of product media, duplication, manuals and packaging materials; and fees paid to third-party vendors for order fulfillment and support services.

*Cost of Technology Products and Solutions.* Cost of Technology Products and Solutions revenue includes amounts paid for licensed technology, amortization of acquired technology, costs of product media, duplication, manuals, packaging materials, fees paid to service carriers and third-party vendors for order fulfillment, cost of personnel providing support and consulting services, and expenses incurred in providing our streaming media hosting services.

We have not provided comparative results for the years ended December 31, 2006 and 2005 for cost of revenue by segment as we changed our allocation methodology in the third quarter of 2007 to accommodate the formation of Rhapsody America. We were able to use the new allocation methodology for amounts incurred since January 1, 2007, however we do not have the data available to perform the allocation of amounts incurred prior to January 1, 2007. We deemed it impracticable to perform the allocation under the old method for the current period to provide comparative information due to the complexity of the calculations required. However, we plan to provide comparative data in future periods with the corresponding period in 2007.

## Cost of License Fees and Service Revenue

In accordance with SEC regulations, we also present our cost of revenue based on license fees and service revenue as set forth below (dollars in thousands).

| | 2007 | Change | 2006 | Change | 2005 |
|---|---|---|---|---|---|
| License fees | $ 34,927 | (6)% | $ 37,089 | 10% | $33,770 |
| Service revenue | 178,564 | 105 | 87,019 | 35 | 64,479 |
| Total cost of revenue | $213,491 | 72% | $124,108 | 26% | $98,249 |
| As a percentage of total net revenue | 38% | | 31% | | 30% |

Cost of revenue as a percentage of related revenue is as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| License fees | 37% | 41% | 42% |
| Service revenue | 38 | 29 | 26 |
| Total cost of revenue | 38 | 31 | 30 |

*Cost of License Fees.* Cost of license fees includes royalties paid on sales of games, music and other third-party products, amounts paid for licensed technology, amortization of acquired technology, costs of product media, duplication, manuals, packaging materials, and fees paid to third-party vendors for order fulfillment. Cost of license fees decreased 6% in 2007 primarily due to the decrease in online sales of individual songs through our Rhapsody subscription service and our RealPlayer Music Store. Decreases in these costs accounted for 69% of the decline. No other single factor contributed materially to the change.

Cost of license fees increased 10% in the year ended December 31, 2006, due primarily to an increase in revenue and associated licensing costs related to games licensing. These increases were partially offset by a decrease in the amortization of other intangible assets related to the acquisition of GameHouse as these other intangibles are now fully amortized. The increase in games licensing offset by the intangibles amortization accounted for substantially all the of the net increase. No other single factor contributed materially to these changes during these periods.

*Cost of Service Revenue.* Cost of service revenue includes the cost of content and delivery of the content included in our digital media subscription and mobile service offerings, cost of in-house and contract personnel providing support, amortization of acquired technology, and consulting services, royalties, and expenses incurred in providing our streaming media hosting services. Content costs are expensed over the period the content is available to our subscription services customers. Cost of service revenue increased 105% in the year ended December 31, 2007, due primarily to: (1) the costs of service revenue related to the acquisition of WiderThan; and (2) increased content costs related to our digital music subscription services. Costs related to the development and delivery of application services sold to wireless carriers accounted for

70% of the increase in cost of service revenue, and costs related to the delivery of streaming music accounted for 16% of the increase in total cost of service.

Cost of service revenue increased 35% in the year ended December 31, 2006, due primarily to: (1) the costs of service revenue related to the acquisition of WiderThan; and (2) increased content costs related to our digital music subscription services. The increase in costs was partly offset by: (1) the discontinuation of certain content offerings related to our SuperPass subscription service; and (2) a decrease in sales and the discontinuation of certain stand-alone subscription services. Costs related to the development and delivery of application services sold to wireless carriers accounted for 59% of the increase in cost of service revenue, and costs related to the delivery of streaming music accounted for 36% of the increase in total cost of service.

### Other segment and geographical information

Operating expenses of our Music, Consumer and Technology Products and Solutions segments include costs directly attributable to those segments and an allocation of general and administrative and other corporate overhead costs. In conjunction with the formation of Rhapsody America in August of 2007, we changed the method in which corporate overhead and general and administrative costs are allocated. We were able to use the new allocation methodology for amounts incurred since January 1, 2007. However, we do not have data available to perform the allocation of amounts incurred prior to January 1, 2007. Therefore comparative data from 2006 and 2005 is not presented.

Reconciliation of segment operating income (loss) to income (loss) before income taxes for the year ended December 31, 2007 is as follows (in thousands):

| | Music | Consumer | Technology Products and Solutions | Reconciling Amounts | Consolidated |
|---|---|---|---|---|---|
| Net revenue | $149,126 | $211,851 | $206,643 | $ — | $567,620 |
| Cost of revenue | 81,462 | 39,840 | 92,189 | — | 213,491 |
| Gross profit | 67,664 | 172,011 | 114,454 | — | 354,129 |
| Advertising with related party | 24,360 | — | — | — | 24,360 |
| Restructuring charge | — | — | — | 3,748 | 3,748 |
| Other operating expenses | 103,482 | 142,749 | 130,551 | (58,060) | 318,722 |
| Operating income (loss) | (60,178) | 29,262 | (16,097) | 54,312 | 7,299 |
| Other income, net | 36,194 | — | — | 32,278 | 68,472 |
| Income (loss) before income taxes | $(23,984) | $ 29,262 | $(16,097) | $ 86,590 | $ 75,771 |

### Operating Expenses

#### *Research and Development*

Research and development expenses consist primarily of salaries and related personnel costs, expense associated with stock-based compensation, and consulting fees associated with product development. To date, all research and development costs have been expensed as incurred because technological feasibility for software products is generally not established until substantially all development is complete. Research and developments costs and year-over-year changes are as follows (dollars in thousands):

| | 2007 | Change | 2006 | Change | 2005 |
|---|---|---|---|---|---|
| Research and development | $102,731 | 33% | $77,386 | 9% | $70,731 |
| As a percentage of total net revenue | 18% | | 20% | | 22% |

Research and development expenses, including non-cash stock-based compensation, increased 33% in 2007. The inclusion of a full year of expenses from WiderThan (acquired in the fourth quarter of 2006) and increased consulting expenses year over year accounted for approximately 90% of the total increase. The decrease in research and development expenses as a percentage of total net revenue from 20% in 2006 to 18%

in 2007 is due primarily to a higher growth in total net revenue. No other single factor contributed materially to these changes during these periods.

Substantially all the 9% increase in research and development expenses in 2006 were due primarily to: (1) personnel and related costs due to the inclusion of WiderThan; and (2) inclusion of stock-based compensation related to the adoption of SFAS No. 123R. The decrease in research and development expenses as a percentage of total net revenue from 22% in 2005 to 20% in 2006 is due primarily to a higher growth in total net revenue. No other single factor contributed materially to these changes during these periods.

### *Sales and Marketing*

Sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, amortization of certain intangible assets capitalized in our acquisitions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral. Sales and marketing costs and year-over-year changes are as follows (dollars in thousands):

| | 2007 | Change | 2006 | Change | 2005 |
|---|---|---|---|---|---|
| Sales and marketing | $209,412 | 26% | $165,602 | 27% | $130,515 |
| As a percentage of total net revenue | 37% | | 42% | | 40% |

Sales and marketing expenses increased 26% in 2007. The inclusion of a full year of expenses of WiderThan and other payroll related expenses accounted for approximately 81% of this increase. The decrease in sales and marketing expenses as a percentage of total net revenue from 42% in 2006 to 37% in 2007 is due primarily to a higher growth in total net revenue. No other single factor contributed materially to these changes during these periods.

Sales and marketing expenses increased in 2006 in dollars and as a percentage of total net revenue due primarily to an increase in: (1) personnel and related costs due to the inclusion of WiderThan; (2) inclusion of stock-based compensation related to the adoption of SFAS No. 123R; (3) amortization of certain other intangible assets capitalized in our acquisitions during 2006, primarily WiderThan; and (4) our ongoing direct marketing programs to promote our products and services. These factors accounted for approximately 70% of the overall increase in the expense. No other single factor contributed materially to these changes during these periods.

### *Advertising with Related Party*

Rhapsody America spent $24.4 million in advertising with MTVN during the year ended December 31, 2007. MTVN owns 49% of Rhapsody America. No such amounts were spent during the years ended December 31, 2006 and 2005.

### *General and Administrative*

General and administrative expenses consist primarily of salaries and related personnel costs, fees for professional and temporary services and contractor costs, stock-based compensation, and other general corporate costs. General and administrative costs and year-over-year changes are as follows (dollars in thousands):

| | 2007 | Change | 2006 | Change | 2005 |
|---|---|---|---|---|---|
| General and administrative | $67,326 | 17% | $57,332 | 13% | $50,697 |
| As a percentage of total net revenue | 12% | | 15% | | 16% |

General and administrative expenses, including non-cash stock-based compensation, increased 17% in 2007. The inclusion of a full year of expenses from WiderThan and an increase in other payroll related expenses offset by a decrease in charitable donations in the year accounted for approximately 92% of the overall increase. The decrease in general and administrative expenses as a percentage of total net revenue from 15% in 2006 to 12% in 2007 is primarily due to a higher growth in total net revenue. No other single factor contributed materially to these changes during these periods.

General and administrative expenses, including non-cash stock-based compensation, increased 13% in 2006 due primarily to: (1) inclusion of stock-based compensation related to the adoption of SFAS No. 123R; (2) increase in overall compensation expense due to the inclusion of WiderThan; and (3) an increase in legal and professional fees. These increases were partially offset by a decrease in our donation to the RealNetworks Foundation, based on 5% of our net income. These net increases accounted for substantially all of the change in 2006. The decrease in general and administrative expenses as a percentage of total net revenue from 16% in 2005 to 15% in 2006 is primarily due to a higher growth in total net revenue. No other single factor contributed materially to these changes during these periods.

***Restructuring Charges***

During the quarter ended December 31, 2007, we recorded a restructuring charge of $3.7 million, primarily related to severance. These charges were a result of workforce reductions and other realized synergies among our recent acquisitions. Severance charges accounted for the majority of the $3.7 million recorded. No such amounts were incurred during the years ended December 31, 2006 and 2005.

***Loss on Excess Office Facilities***

The accrued loss of $10.7 million for estimated future losses on excess office facilities located near our corporate headquarters in Seattle Washington at December 31, 2007, is shown net of expected future sublease income of $6.8 million, which was committed under sublease contracts at the time of the estimate. We regularly evaluate the market for office space in the cities where we have operations. If the market for such space declines further in future periods, we may have to revise our estimates further, which may result in additional losses on excess office facilities.

***Antitrust Litigation Benefit, net***

Antitrust litigation benefit, net of $60.7 million, $220.4 million, and $422.5 million for the years ended December 31, 2007, 2006, and 2005, respectively, consist of settlement income, legal fees, personnel costs, communications, equipment, technology and other professional services costs incurred directly attributable to our antitrust case against Microsoft, as well as our participation in various international antitrust proceedings against Microsoft, including the European Union. On October 11, 2005, we entered into a settlement agreement with Microsoft pursuant to which we agreed to settle all antitrust disputes worldwide with Microsoft, including the U.S. litigation. The 2007, 2006 and 2005 antitrust litigation benefit, net reflects the impact of $61.1 million, $221.9 million and $478.0 million, respectively, in payments and other consideration received from Microsoft under the settlement and commercial agreements with Microsoft. At December 31, 2007, all amounts due from Microsoft under the settlement agreement have been received. See "Notes to Consolidated Financial Statements — Commitments and Contingencies" (Note 16) for a description of this action.

**Other Income, Net**

Other income, net consists primarily of: interest income on our cash, cash equivalents and short-term investments, which are net of interest expense from amortization of offering costs related to our convertible debt; gain related to the sale of certain of our equity investments; equity in net (income) loss of investments; minority interest in Rhapsody America; gain from the sales of interest in Rhapsody America; and impairment of certain equity investments. Other income, net and year-over-year changes are as follows (dollars in thousands):

| | 2007 | Change | 2006 | Change | 2005 |
|---|---|---|---|---|---|
| Interest income, net | $30,874 | (18)% | $37,622 | 159% | $14,511 |
| Gain on sale of equity investments | 98 | (96) | 2,286 | (88) | 19,330 |
| Equity in net income (loss) of investments | (440) | (235) | 326 | (131) | (1,068) |
| Impairment of equity investments | — | (100) | (3,116) | 1,071 | (266) |
| Minority interest in Rhapsody America | 19,784 | n/a | — | n/a | — |
| Gain on sale of interest in Rhapsody America | 16,410 | n/a | — | n/a | — |
| Other income (expenses) | 1,746 | 1,243 | 130 | (139) | (331) |
| Other income, net | $68,472 | 84% | $37,248 | 16% | $32,176 |

Other income, net increased during 2007 primarily due to: (1) minority interest in the net loss in Rhapsody America; and (2) gain related to the sale of our interest in Rhapsody America. The increase was partially offset by a decrease in interest income due to lower effective interest rates on our investment balances and an overall decrease in our investment balances.

Other income, net increased during 2006 due primarily to an increase in interest income due to higher effective interest rates on our investment balances and an overall increase in our investment balances which was offset by reduced gains on sales of equity investments. The sales of our interests in MusicNet and J-Stream accounted for substantially all of the 2005 balance of gains on sale of equity investments. The overall increase in other income, net, was also partially offset by an impairment charge related to an equity investment in a privately held company during the fourth quarter of 2006.

### Income Taxes

During the years ended December 31, 2007, 2006, and 2005, we recognized income tax expense of $27.5 million, $82.5 million, and $117.2 million, respectively, related to U.S. and foreign income taxes. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income. In making this assessment, all available evidence must be considered including the current economic climate, our expectations of future taxable income, our ability to project such income, and the appreciation of our investments and other assets. As of December 31, 2007, we continue to have a valuation allowance of $39.7 million relating primarily to net operating losses that are restricted under Internal Revenue Code Section 382 that may expire unused, losses not yet realized for tax purposes on certain equity investments, and foreign losses which may not be utilized. As of December 31, 2006, we had a valuation allowance of $35.2 million relating primarily to net operating losses that are restricted under Internal Revenue Code Section 382, and losses not yet realized for tax purposes on certain equity investments.

### Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In November 2007, the FASB provided a one year deferral for the implementation of FAS 157 for other nonfinancial assets and liabilities. We are currently assessing the impact of SFAS No. 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently.

SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations* ("SFAS 141R"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. The requirements of SFAS 141R are effective for periods beginning after December 15, 2008. We are in the process of evaluating this guidance and therefore has not yet determined the impact that SFAS 141R will have on our financial position or results of operations upon adoption.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements*, an amendment of ARB No. 51 ("SFAS 160"), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. The requirements of SFAS 160 are effective for periods beginning after December 15, 2008. We are in the process of evaluating this guidance and therefore have not yet determined the impact that SFAS 160 will have on our financial position or results of operations upon adoption.

### Liquidity and Capital Resources

The following summarizes working capital, cash, cash equivalents, trading securities, short-term investments, and restricted cash (in thousands):

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Working capital | $351,066 | $584,125 |
| Cash, cash equivalents, and short-term investments | 556,629 | 678,920 |
| Restricted cash | 15,509 | 17,300 |

Working capital decreased primarily due to the use of $178.8 million for the repurchase of our common stock offset by cash generated from operations. Restricted cash declined by $1.8 million due to a change in the contractual terms of the related letter of credit.

The following summarizes cash flows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Cash provided by operating activities | $ 68,409 | $ 170,920 | $460,753 |
| Cash (used in) provided by investing activities | 467 | (294,065) | 6,989 |
| Cash used in financing activities | (113,620) | (4,764) | (34,608) |

Net cash provided by operating activities in 2007 resulted primarily from net income and decreases in accounts receivable, prepaids and other assets of $32.8 million which were partially offset by decreases in accrued and other liabilities of $33.1 million. Net cash provided by operating activities in 2006 resulted primarily from net income, which was partially offset by increases in accounts receivable, prepaids and other assets of $11.0 million and decreases in accrued and other liabilities of $19.8 million. Net cash provided by operating activities in 2005 resulted primarily from net income and decreases of accrued and other liabilities of $56.0 million.

Net cash provided by our investing activities was $0.5 million and $7.0 million in 2007 and 2005, respectively. Net cash used in our investing activities in 2006 was $294.1 million. Net cash provided by investing activities in 2007 was due primarily to net sales and purchases of short-term investments, which was offset by purchases of equipment and cash used in our acquisitions of SNS, Exomi and Game Trust. Net cash used in investing activities in 2006 was primarily due to net sales and purchases of short-term investments and proceeds from the sale of certain equity investments, as well as cash used in our acquisitions of Zylom and WiderThan for $257.8 million, net of cash received, and purchases of equipment and intangible assets of

$13.8 million. Net cash provided by investing activities in 2005 was due primarily to net sales and purchases of short-term investments and proceeds from the sale of certain equity investments, which was offset by purchases of equipment and intangible assets and cash used in acquisitions.

Net cash used in financing activities was $113.6 million, $4.8 million and $34.6 million in 2007, 2006 and 2005, respectively. Net cash used in financing activities in 2007, 2006 and 2005 was due primarily to the repurchase of common stock, which was partially offset by the net proceeds from the exercise of stock options and issuance of stock under our employee stock purchase plan. Net cash used in 2007 was also partially offset by $48.7 million of net proceeds from sales of interest in Rhapsody America. Use of cash in 2006 was also partially offset by the excess tax benefit from stock option exercises of $39.2 million due to the adoption of SFAS No. 123R.

Our Board of Directors has authorized share repurchase programs for the repurchase of our outstanding common stock, and all repurchases have been made pursuant to these authorized programs. During 2005, we repurchased 8.6 million shares for an aggregate value of $54.3 million at an average cost of $6.29 per share. During 2006, we purchased 11.8 million shares for an aggregate value of $98.9 million at an average cost of $8.35 per share. During 2007, we repurchased 23.8 million shares for an aggregate value of $178.8 million at an average cost of $7.52 per share. The purchases made through December 31, 2007 completed the authorized amount for all of the repurchase programs.

We currently have no planned significant capital expenditures for 2008 other than those in the ordinary course of business. In the future, we may seek to raise additional funds through public or private equity financing, or through other sources such as credit facilities. The sale of additional equity securities could result in dilution to our shareholders. In addition, in the future, we may enter into cash or stock acquisition transactions or other strategic transactions that could reduce cash available to fund our operations or result in dilution to shareholders.

Our principal commitments include office leases and contractual payments due to content and other service providers. We believe that our current cash, cash equivalents, and short-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

We do not hold derivative financial instruments or equity securities in our short-term investment portfolio. Our cash equivalents and short-term investments consist of high quality securities, as specified in our investment policy guidelines. The policy limits the amount of credit exposure to any one non-U.S. Government or non-U.S. Agency issue or issuer to a maximum of 5% of the total portfolio. These securities are subject to interest rate risk and will decrease in value if interest rates increase. Because we have historically had the ability to hold our fixed income investments until maturity, we do not expect our operating results or cash flows to be significantly affected by a sudden change in market interest rates in our securities portfolio.

We conduct our operations in ten primary functional currencies: the U.S. dollar, the Korean won, the Japanese yen, the British pound, the Euro, the Mexican peso, the Brazilian real, the Australian dollar, the Hong Kong dollar, and the Singapore dollar. Historically, neither fluctuations in foreign exchange rates nor changes in foreign economic conditions have had a significant impact on our financial condition or results of operations. We currently do not hedge the majority of our foreign currency exposures and are therefore subject to the risk of exchange rate fluctuations. We invoice our international customers primarily in U.S. dollars, except in Korea, Japan, Germany, France, the United Kingdom and Australia, where we invoice our customers primarily in won, yen, euros, pounds, and Australian dollars, respectively. We are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. Our exposure to foreign exchange rate fluctuations also arises from intercompany payables and receivables to and from our foreign subsidiaries. Foreign exchange rate fluctuations did not have a material impact on our financial results in 2007, 2006, and 2005.

At December 31, 2007, we had commitments to make the following payments:

| Contractual Obligations | Total | Less than 1 Year | 1-3 Years | 3-5 Years | After 5 Years |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Office leases | $ 65,520 | $ 15,101 | $26,038 | $14,620 | $9,761 |
| | Up to | Up to | | | |
| Convertible debt | 100,000 | 100,000 | — | — | — |
| Other contractual obligations | 20,420 | 11,182 | 9,238 | — | — |
| | Up to | Up to | | | |
| Total contractual cash obligations | $185,940 | $126,283 | $35,276 | $14,620 | $9,761 |

The terms and conditions of the convertible debt are described more fully in Note 13. Other contractual obligations primarily relate to minimum contractual payments due to content and other service providers.

In addition to the amounts shown in the table above, $9.0 million of unrecognized tax benefits have been recorded as liabilities in accordance with FIN 48, and we are uncertain as to if or when such amounts may be settled. We cannot make a reasonably reliable estimate of the amount and period of related future payments for such liability.

We have a commitment to purchase $205 million over the next five years from MTVN related to the Rhapsody America venture. The $205 million is excluded from the table above as the timing and amount of these payments will vary.

### Off Balance Sheet Arrangements

Our only significant off-balance sheet arrangements relate to operating lease obligations for office facility leases and other contractual obligations related primarily to minimum contractual payments due to content and other service providers. Future annual minimum rental lease payments and other contractual obligations are included in the commitment schedule above.

### Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following discussion about our market risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

*Interest Rate Risk.* Our exposure to interest rate risk from changes in market interest rates relates primarily to our short-term investment portfolio. We do not hold derivative financial instruments or equity investments in our short-term investment portfolio. Our short-term investments consist of high quality debt securities as specified in our investment policy. Investments in both fixed and floating rate instruments carry a degree of interest rate risk. The fair value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Additionally, a declining rate environment creates reinvestment risk because as securities mature the proceeds are reinvested at a lower rate, generating less interest income. Due in part to these factors, our future interest income may be adversely impacted due to changes in interest rates. In addition, we may incur losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. Because we have historically had the ability to hold our short-term investments until maturity and the substantial majority of our short-term investments mature within one year of purchase, we would not expect our operating results or cash flows to be significantly impacted by a sudden change in market interest rates. There have been no material changes in our investment methodology regarding our cash equivalents and short-term investments during the year ended December 31, 2007. Based on our cash, cash equivalents, short-term investments, and restricted cash equivalents at December 31, 2007, a hypothetical 10% increase/decrease in interest rates would increase/decrease our annual interest income and cash flows by approximately $2.0 million.

The table below presents the amounts related to weighted average interest rates and contractual maturities of our short-term investment portfolio at December 31, 2007 (dollars in thousands):

| | Weighted Average Interest Rate | Expected Maturity Dates | | | Amortized Cost | Estimated Fair Value |
|---|---|---|---|---|---|---|
| | | 2008 | 2009 | 2010 - 2012 | | |
| Short-term investments: | | | | | | |
| Corporate notes and bonds | 5.24% | $19,509 | $2,260 | $20,802 | $43,552 | $42,571 |
| U.S. Government agency securities | 4.71% | 37,361 | — | — | 37,296 | 37,361 |
| Total short-term investments | 4.94% | $56,870 | $2,260 | $20,802 | $80,848 | $79,932 |

The table below presents the amounts related to weighted average interest rates and contractual maturities of our short-term investment portfolio at December 31, 2006 (dollars in thousands):

| | Weighted Average Interest Rate | Expected Maturity Dates | | Amortized Cost | Estimated Fair Value |
|---|---|---|---|---|---|
| | | 2007 | 2008 | | |
| Short-term investments: | | | | | |
| U.S. Government agency securities | 3.34% | $120,945 | $32,743 | $153,520 | $153,688 |
| Total short-term investments | 3.34% | $120,945 | $32,743 | $153,520 | $153,688 |

*Investment Risk.* As of December 31, 2007, we had investments in voting capital stock of both publicly traded and privately-held technology companies for business and strategic purposes. Our investments in publicly traded companies are accounted for as available-for-sale, carried at current market value and are classified as long-term as they are strategic in nature. We periodically evaluate whether any declines in fair value of our investments are other-than-temporary based on a review of qualitative and quantitative factors. For investments with publicly quoted market prices, these factors include the time period and extent by which its accounting basis exceeds its quoted market price. We consider additional factors to determine whether declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations, and operating trends. The evaluation also considers publicly available information regarding the investee companies. For investments in private companies with no quoted market price, we consider similar qualitative and quantitative factors as well as the implied value from any recent rounds of financing completed by the investee. Based upon an evaluation of the facts and circumstances during 2006, we determined that an other-than-temporary decline in fair value had occurred in one of our privately-held investments resulting in an impairment charge of $3.1 million to reflect changes in the fair value. Based upon an evaluation of the facts and circumstances during 2005, we determined that an other-than-temporary decline in fair value had occurred in one of our privately-held investments resulting in an impairment charge of $266,000 to reflect changes in the fair value. Based upon an evaluation of the facts and circumstances during 2007, we determined that no additional other-than-temporary decline in fair value had occurred and therefore no impairment charges were recorded.

*Foreign Currency Risk.* We conduct business internationally in several currencies. As such, we are exposed to adverse movements in foreign currency exchange rates.

Our exposure to foreign exchange rate fluctuations arise in part from: (1) translation of the financial results of foreign subsidiaries into U.S. dollars in consolidation; (2) the re-measurement of non-functional currency assets, liabilities and intercompany balances into U.S. dollars for financial reporting purposes; and (3) non-U.S. dollar denominated sales to foreign customers. A portion of these risks is managed through the use of financial derivatives, but fluctuations could impact our results of operations and financial position.

Generally, our practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require us to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. We do not designate our foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, we adjust these instruments to fair value through results of operations. However, we may periodically hedge a portion of our foreign exchange exposures associated with material firmly committed transactions, long-term investments, highly predictable anticipated exposures and net investments in foreign subsidiaries.

Our foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

Historically, neither fluctuations in foreign exchange rates nor changes in foreign economic conditions have had a significant impact on our financial condition or results of operations. Foreign exchange rate fluctuations did not have a material impact on our financial results for the years ended December 31, 2007, 2006, and 2005.

## REALNETWORKS, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| | (In thousands, except per share data) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 476,697 | $ 525,232 |
| Short-term investments | 79,932 | 153,688 |
| Trade accounts receivable, net of allowances for doubtful accounts and sales returns of $2,455 in 2007 and $2,490 in 2006 | 84,674 | 65,751 |
| Deferred costs, current portion | 6,408 | 1,643 |
| Deferred tax assets, net, current portion | — | 891 |
| Prepaid expenses and other current assets | 33,845 | 21,990 |
| Total current assets | 681,556 | 769,195 |
| Equipment, software, and leasehold improvements, at cost: | | |
| Equipment and software | 109,621 | 83,587 |
| Leasehold improvements | 30,632 | 29,665 |
| Total equipment, software, and leasehold improvements | 140,253 | 113,252 |
| Less accumulated depreciation and amortization | 83,756 | 65,509 |
| Net equipment, software, and leasehold improvements | 56,497 | 47,743 |
| Restricted cash equivalents | 15,509 | 17,300 |
| Equity investments | 9,976 | 22,649 |
| Other assets | 10,161 | 5,148 |
| Deferred tax assets, net, non-current portion | 40,913 | 27,150 |
| Other intangible assets, net of accumulated amortization of $41,579 in 2007 and $16,637 in 2006 | 107,677 | 105,109 |
| Goodwill | 353,153 | 309,122 |
| Total assets | $1,275,442 | $1,303,416 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 56,160 | $ 52,097 |
| Accrued and other liabilities | 114,136 | 104,328 |
| Deferred revenue, current portion | 39,564 | 24,137 |
| Related party payable | 17,241 | — |
| Convertible debt, current portion | 100,000 | — |
| Accrued loss on excess office facilities, current portion | 3,389 | 4,508 |
| Total current liabilities | 330,490 | 185,070 |
| Deferred revenue, non-current portion | 2,663 | 3,440 |
| Accrued loss on excess office facilities, non-current portion | 7,311 | 9,993 |
| Deferred rent | 4,518 | 4,331 |
| Deferred tax liabilities, net, non-current portion | 22,060 | 27,076 |
| Convertible debt, non-current portion | — | 100,000 |
| Other long-term liabilities | 13,683 | 3,740 |
| Total liabilities | 380,725 | 333,650 |
| Minority interest in Rhapsody America ($59.9 million redemption value at December 31, 2007) | 19,613 | — |
| Commitments and contingencies | | |
| Shareholders' equity: | | |
| Preferred stock, $0.001 par value, no shares issued and outstanding Series A: authorized 200 shares | — | — |
| Undesignated series: authorized 59,800 shares | — | — |
| Common stock, $0.001 par value authorized 1,000,000 shares; issued and outstanding 142,298 shares in 2007 and 163,278 shares in 2006 | 142 | 162 |
| Additional paid-in capital | 653,904 | 791,108 |
| Deferred stock-based compensation | — | — |
| Accumulated other comprehensive income | 17,732 | 23,485 |
| Retained earnings | 203,326 | 155,011 |
| Total shareholders' equity | 875,104 | 969,766 |
| Total liabilities and shareholders' equity | $1,275,442 | $1,303,416 |

See accompanying notes to consolidated financial statements.

## REALNETWORKS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (In thousands, except per share data) | | |
| Net revenue(A) | $567,620 | $ 395,261 | $ 325,059 |
| Cost of revenue(B) | 213,491 | 124,108 | 98,249 |
| Gross profit | 354,129 | 271,153 | 226,810 |
| Operating expenses: | | | |
| Research and development | 102,731 | 77,386 | 70,731 |
| Sales and marketing | 209,412 | 165,602 | 130,515 |
| Advertising with related party | 24,360 | — | — |
| General and administrative | 67,326 | 57,332 | 50,697 |
| Restructuring charge | 3,748 | — | — |
| Loss on excess office facilities | — | 738 | — |
| Subtotal operating expenses | 407,577 | 301,058 | 251,943 |
| Antitrust litigation benefit, net | (60,747) | (220,410) | (422,500) |
| Total operating expenses (benefit) | 346,830 | 80,648 | (170,557) |
| Operating income | 7,299 | 190,505 | 397,367 |
| Other income (expenses): | | | |
| Interest income, net | 30,874 | 37,622 | 14,511 |
| Gain on sale of equity investments | 98 | 2,286 | 19,330 |
| Equity in net income (loss) of investments | (440) | 326 | (1,068) |
| Minority interest in Rhapsody America | 19,784 | — | — |
| Gain on sale of interest in Rhapsody America | 16,410 | — | — |
| Impairment of equity investments | — | (3,116) | (266) |
| Other income (expenses) | 1,746 | 130 | (331) |
| Other income, net | 68,472 | 37,248 | 32,176 |
| Income before income taxes | 75,771 | 227,753 | 429,543 |
| Income taxes | (27,456) | (82,537) | (117,198) |
| Net income | $ 48,315 | $ 145,216 | $ 312,345 |
| Basic net income per share | $ 0.32 | $ 0.90 | $ 1.84 |
| Diluted net income per share | $ 0.29 | $ 0.81 | $ 1.70 |
| Shares used to compute basic net income per share | 151,665 | 160,973 | 169,986 |
| Shares used to compute diluted net income per share | 166,410 | 179,281 | 184,161 |
| Comprehensive income: | | | |
| Net income | $ 48,315 | $ 145,216 | $ 312,345 |
| Unrealized gain (loss) on investments: | | | |
| Unrealized holding (losses) gains, net of tax | (8,482) | (14,399) | 17,864 |
| Adjustments for gains reclassified to net income | — | — | (4,052) |
| Foreign currency translation gains (losses) | 2,729 | 11,160 | (1,677) |
| Comprehensive income | $ 42,562 | $ 141,977 | $ 324,480 |
| (A)Components of net revenue: | | | |
| License fees | $ 92,718 | $ 90,684 | $ 80,785 |
| Service revenue | 474,902 | 304,577 | 244,274 |
| | $567,620 | $ 395,261 | $ 325,059 |
| (B)Components of cost of revenue: | | | |
| License fees | $ 34,927 | $ 37,089 | $ 33,770 |
| Service revenue | 178,564 | 87,019 | 64,479 |
| | $213,491 | $ 124,108 | $ 98,249 |

See accompanying notes to consolidated financial statements.

## REALNETWORKS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | (In thousands) | | |
| Cash flows from operating activities: | | | |
| Net income | $ 48,315 | $ 145,216 | $ 312,345 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 45,225 | 20,980 | 16,243 |
| Stock-based compensation | 23,918 | 18,151 | 128 |
| Changes in deferred income taxes | (9,549) | 54,986 | 107,208 |
| Impairment of equity investments | — | 3,116 | 266 |
| Loss on disposal of property, software, and leasehold improvements | 302 | 276 | — |
| Excess tax benefit from stock option exercises | (562) | (39,183) | — |
| Accrued loss on excess office facilities | (3,801) | (3,515) | (6,244) |
| Gain on sale of equity investments | (98) | (2,286) | (19,330) |
| Purchases of trading securities | (270,000) | — | — |
| Sales and maturities of trading securities | 270,000 | — | — |
| Equity in net (income) loss of investments | 440 | (326) | 1,068 |
| Minority Interest | (19,784) | — | — |
| Gain on sale of interest in Rhapsody America | (16,410) | — | — |
| Accrued loss on content agreement | — | — | (2,917) |
| Other | 95 | 97 | 804 |
| Changes in certain assets and liabilities, net of acquisitions: | | | |
| Trade accounts receivable | (13,083) | (7,962) | (1,479) |
| Prepaid expenses and other assets | (19,710) | (3,126) | (3,409) |
| Accounts payable | (1,329) | 4,276 | 44 |
| Accrued and other liabilities | 34,440 | (19,780) | 56,026 |
| Net cash provided by operating activities | 68,409 | 170,920 | 460,753 |
| Cash flows from investing activities: | | | |
| Purchases of equipment, software, and leasehold improvements | (26,658) | (13,808) | (13,782) |
| Purchases of short-term investments | (133,427) | (204,841) | (153,491) |
| Sales and maturities of short-term investments | 207,183 | 180,973 | 168,358 |
| Purchases of intangible and other assets | (2,796) | — | (1,125) |
| Decrease in restricted cash equivalents | 1,805 | — | 2,851 |
| Proceeds from sale of equity investments | 1,615 | 2,286 | 19,530 |
| Purchases of equity investments | (1,656) | (834) | (647) |
| Cash used in acquisitions, net of cash acquired | (45,599) | (257,841) | (14,705) |
| Net cash (used in) provided by investing activities | 467 | (294,065) | 6,989 |
| Cash flows from financing activities: | | | |
| Net proceeds from sales of common stock under employee stock purchase plan and exercise of stock options | 15,894 | 54,929 | 20,361 |
| Repayment of long-term note payable | — | — | (648) |
| Net proceeds from sales of interest in Rhapsody America | 48,716 | — | — |
| Excess tax benefit from stock option exercises | 562 | 39,183 | — |
| Repurchase of common stock | (178,792) | (98,876) | (54,321) |
| Net cash used in financing activities | (113,620) | (4,764) | (34,608) |
| Effect of exchange rate changes on cash | (3,791) | 1,170 | (589) |
| Net (decrease) increase in cash and cash equivalents | (48,535) | (126,739) | 432,545 |
| Cash and cash equivalents, beginning of year | 525,232 | 651,971 | 219,426 |
| Cash and cash equivalents, end of year | $ 476,697 | $ 525,232 | $ 651,971 |
| **Supplemental disclosure of cash flow information:** | | | |
| Cash paid during the year for income taxes | $ 36,615 | $ 16,487 | $ 149 |
| **Supplemental disclosure of non-cash investing and financing activities:** | | | |
| Accrued acquisition consideration | $ — | $ 2,000 | $ — |
| Payable for repurchase of common stock | $ — | $ — | $ 5,116 |

See accompanying notes to consolidated financial statements.

## REALNETWORKS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Common Stock | | Additional Paid-In Capital | Notes Receivable from Shareholders | Deferred Stock-Based Compensation | Accumulated Other Comprehensive Income | Retained Earnings (Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| | | | | | (In thousands) | | | |
| **Balances, December 31, 2004** | 170,626 | $171 | $ 668,752 | $(10) | $(147) | $ 14,589 | $(302,550) | $ 380,805 |
| Common stock issued for exercise of stock options and employee stock purchase plan | 4,056 | 3 | 20,358 | — | — | — | — | 20,361 |
| Common shares repurchased | (8,642) | (8) | (54,313) | — | — | — | — | (54,321) |
| Notes receivable retired | (18) | — | (26) | 10 | — | — | — | (16) |
| Amortization of deferred stock compensation | — | — | — | — | 128 | — | — | 128 |
| Shares issued for director payments | 15 | — | 91 | — | — | — | — | 91 |
| Unrealized gain on investments, net of income tax | — | — | — | — | — | 17,864 | — | 17,864 |
| Adjustments for gains reclassified to net income | — | — | — | — | — | (4,052) | — | (4,052) |
| Translation adjustment | — | — | — | — | — | (1,677) | — | (1,677) |
| Net deferred tax adjustment | — | — | 170,205 | — | — | — | — | 170,205 |
| Net income | — | — | — | — | — | — | 312,345 | 312,345 |
| **Balances, December 31, 2005** | 166,037 | 166 | 805,067 | — | (19) | 26,724 | 9,795 | 841,733 |
| Common stock issued for exercise of stock options and employee stock purchase plan | 9,067 | 8 | 54,921 | — | — | — | — | 54,929 |
| Common shares repurchased | (11,836) | (12) | (98,864) | — | — | — | — | (98,876) |
| Shares issued for director payments | 10 | — | 97 | — | — | — | — | 97 |
| Stock-based compensation | — | — | 18,132 | — | 19 | — | — | 18,151 |
| Unrealized loss on investments, net of income tax | — | — | — | — | — | (14,399) | — | (14,399) |
| Translation adjustment | — | — | — | — | — | 11,160 | — | 11,160 |
| Tax benefit from stock option exercises | — | — | 11,755 | — | — | — | — | 11,755 |
| Net income | — | — | — | — | — | — | 145,216 | 145,216 |
| **Balances, December 31, 2006** | 163,278 | 162 | 791,108 | — | — | 23,485 | 155,011 | 969,766 |
| Common stock issued for exercise of stock options, employee stock purchase plan, and vesting of restricted shares | 2,747 | 3 | 15,868 | — | — | — | — | 15,871 |
| Common shares repurchased | (23,780) | (23) | (178,769) | — | — | — | — | (178,792) |
| Common shares awarded | 40 | — | 260 | — | — | — | — | 260 |
| Shares issued for director payments | 13 | — | 74 | — | — | — | — | 74 |
| Stock-based compensation | — | — | 23,918 | — | — | — | — | 23,918 |
| Unrealized loss on investments, net of income tax | — | — | — | — | — | (8,482) | — | (8,482) |
| Translation adjustment | — | — | — | — | — | 2,729 | — | 2,729 |
| Tax benefit from stock option exercises | — | — | 1,445 | — | — | — | — | 1,445 |
| Net income | — | — | — | — | — | — | 48,315 | 48,315 |
| **Balances, December 31, 2007** | 142,298 | $142 | $ 653,904 | $ — | $ — | $ 17,732 | $ 203,326 | $ 875,104 |

See accompanying notes to consolidated financial statements.

## Note 1. Description of Business and Summary of Significant Accounting Policies

*Description of Business.* RealNetworks, Inc. and subsidiaries (RealNetworks or Company) is a leading global provider of network-delivered digital media products and services. The Company also develops and markets software products and services that enable the creation, distribution and consumption of digital media, including audio and video.

Inherent in the Company's business are various risks and uncertainties, including limited history of certain of its product and service offerings and its limited history of offering premium subscription services on the Internet. The Company's success will depend on the acceptance of the Company's technology, products and services and the ability to generate related revenue.

*Basis of Presentation.* The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

On August 20, 2007, RealNetworks and MTV Networks, a division of Viacom International Inc. (MTVN), created Rhapsody America LLC (Rhapsody America) to jointly own and operate a business-to-consumer digital audio music service. RealNetworks held a 51% interest in Rhapsody America as of December 31, 2007. Rhapsody America's financial position and operating results have been consolidated into RealNetworks' financial statements since its formation in August 2007. The minority interest's proportionate share of income (loss) is included in Minority interest in Rhapsody America in the consolidated statements of operations and comprehensive income. MTVN's proportionate share of equity is included in Minority interest in Rhapsody America in the consolidated balance sheet.

The Company acquired 99.7% of WiderThan Co., Ltd. (WiderThan) during the three months ended December 31, 2006. The Company acquired substantially all of the remaining shares of WiderThan during the three months ended June 30, 2007. The accompanying consolidated financial statements include 100% of the financial results of WiderThan from the date of acquisition. The minority interest in the earnings of WiderThan for the year ended December 31, 2007 was nominal. The minority interest liability related to WiderThan as of December 31, 2006 was nominal.

*Use of Estimates.* The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash, Cash Equivalents, and Short-Term Investments.* The Company considers all short-term investments with a remaining contractual maturity at date of purchase of three months or less to be cash equivalents.

The Company has classified as available-for-sale all marketable debt and equity securities for which there is determinable fair market value and there are no restrictions on the Company's ability to sell. Available-for-sale securities are carried at fair value, based on quoted market prices, with unrealized gains and losses reported as a separate component of shareholders' equity, net of applicable income taxes. All short-term investments have remaining contractual maturities of five years or less. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income, net. Realized and unrealized gains and losses on available-for-sale securities are determined using the specific identification method.

*Trade Accounts Receivable.* Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on analysis of historical bad debts, customer concentrations, customer credit-worthiness and current economic trends. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and specified other balances are reviewed individually for collectability. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

*Concentration of Credit Risk.* Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. The Company maintains its cash and cash equivalents with high credit quality financial institutions. Short-term investments consist of U.S. government and government agency securities and corporate notes and bonds. The Company derives a significant portion of its revenue from a large number of individual subscribers spread globally. The Company also derives revenue from several large customers. If the financial condition or results of operations of any one of the large customers deteriorates substantially, the Company's operating results could be adversely affected. To reduce credit risk, management performs ongoing credit evaluations of the financial condition of significant customers. The Company does not generally require collateral and maintains reserves for estimated credit losses on customer accounts when considered necessary.

*Deferred costs.* The Company defers certain costs on projects for service revenues and system sales. Deferred costs consist primarily of direct and incremental costs to customize and install systems, as defined in individual customer contracts, including costs to acquire hardware and software from third parties and payroll and related costs for employees and other third parties. Deferred costs are capitalized during the implementation period.

The Company recognizes such costs in accordance with its revenue recognition policy by contract. For revenue recognized under the completed contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as products are delivered or services are provided. For revenue recognized ratably over the term of the contract, costs are also recognized ratably over the term of the contract, commencing on the date of revenue recognition. At each balance sheet date, the Company reviews its deferred costs to ensure they are ultimately recoverable. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue or if actual deferred costs exceed contractual revenue.

Long-term portion of deferred costs have been included in other assets in the accompanying consolidated balance sheets.

*Depreciation and Amortization.* Depreciation and amortization of equipment, software, and leasehold improvements are computed using the straight-line method over the lesser of the estimated useful lives of the assets or the lease term. Approximate useful life of equipment and software is three years and for leasehold improvements is two to ten years.

Depreciation expense during the years ended December 31, 2007, 2006, and 2005 was $20.7 million, $13.5 million, and $10.3 million, respectively.

*Equity Investments.* The cost method is used to account for equity investments in companies in which the Company holds less than a 20 percent voting interest, does not exercise significant influence, and the related securities do not have a quoted market price. The Company uses the equity method investment under APB No. 18, *The Equity Method of Accounting for Investments in Common Stock*, in circumstances where it has the ability to exert significant influence over but not control the investee or joint venture. Under this method, the Company records its investment at the amount of capital contributed plus its percentage interest in the investee or joint venture's income or loss.

*Other Intangible Assets.* Other intangible assets consist primarily of the fair value of customer agreements and contracts, developed technology, patents, trademarks and tradenames acquired in business combinations. Other intangible assets are amortized on a straight line basis over one to seven years, which approximates their estimated useful lives.

*Goodwill.* Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired and liabilities assumed in business combinations. Goodwill is tested at least annually for impairment and more frequently if events and circumstances indicate that it might be impaired. The annual impairment test is performed in the fourth quarter of the Company's fiscal year. Factors the Company considers important which could trigger an impairment review include the following:

- poor economic performance relative to historical or projected operating results;
- significant negative industry, economic or company specific trends;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

*Long-Lived Assets.* The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the estimated undiscounted future cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

*Fair Value of Financial Instruments.* At December 31, 2007, the Company had the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities, and convertible debt. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature. Short-term investments are carried at fair value based on quoted market prices. The fair value of convertible debt, which has a carrying value of $100.0 million, was $98.7 million and $125.7 million at December 31, 2007 and 2006, respectively.

*Research and Development.* Costs incurred in research and development are expensed as incurred. Software development costs are capitalized when a product's technological feasibility has been established through the date the product is available for general release to customers. The Company has not capitalized any software development costs, as technological feasibility is generally not established until a working model is completed, at which time substantially all development is complete.

*Restructuring Charges.* During the quarter ended December 31, 2007, the Company recorded a restructuring charge of $3.7 million. These charges were a result of workforce reductions and other realized synergies among our recent acquisitions. Severance charges accounted for the majority of the $3.7 million recorded. All charges were recorded in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities. No such amounts were incurred during the years ended December 31, 2006 and 2005.*

*Revenue Recognition.* The Company recognizes revenue in accordance with the following authoritative literature: AICPA Statement of Position (SOP) No. 97-2, *Software Revenue Recognition;* SOP No. 98-9, *Software Revenue Recognition with Respect to Certain Arrangements*; SOP No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*; Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition in Financial Statements*; Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables;* and EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal* *versus Net as an Agent.* Generally the Company recognizes revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable, the product or services have been delivered and collectability of the resulting receivable is reasonably assured.

Consumer subscription products are paid in advance, typically for monthly, quarterly or annual periods. Subscription revenue is recognized ratably over the related subscription period. Revenue from sales of downloaded individual music tracks, albums and games are recognized at the time the music or game is made available, digitally, to the end user.

The Company recognizes revenue under the residual method for multiple element software arrangements when vendor specific objective evidence (VSOE) exists for all of the undelivered elements of the arrangement, but does not exist for one or more of the delivered elements in the arrangement, under SOP No. 97-2. Under the residual method, at the outset of the arrangement with a customer, the Company defers revenue for the fair value of the arrangement's undelivered elements such as post contract support (PCS), and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered, such as software licenses. VSOE for PCS is established on standard products for which no installation or customization is required based upon amount charged when PCS is sold separately. For multiple element software arrangements involving significant production, modification, or customization of the software, which are accounted for in accordance with the provisions of SOP No. 81-1, VSOE for PCS is established if customers have an optional renewal rate specified in the arrangement and the rate is substantive.

The Company has arrangements whereby customers pay one price for multiple products and services and in some cases, involve a combination of products and services. For arrangements with multiple deliverables, revenue is recognized upon the delivery of the individual deliverables in accordance with EITF Issue No. 00-21. In the event that there is no objective and reliable evidence of fair value of the delivered items, the revenue recognized upon delivery is the total arrangement consideration less the fair value of the undelivered items. The Company applies significant judgment in establishing the fair value of multiple elements within revenue arrangements.

The Company recognizes revenue on a gross or net basis in accordance with EITF Issue No. 99-19. In most arrangements, the Company contracts directly with end user customers, is the primary obligor and carries all collectability risk. In such arrangements the Company reports revenue on a gross basis. In some cases, the Company utilizes third-party distributors to sell products or services directly to end user customers and carries no collectability risk. In such instances the Company reports revenue on a net basis.

Revenue generated from advertising on the Company's websites and from advertising included in its products is recognized as revenue as the delivery of the advertising occurs.

*Advertising Expenses.* The Company expenses the cost of advertising and promoting its products as incurred. Such costs are included in sales and marketing expense and totaled $56.2 million in 2007, $51.2 million in 2006, and $40.0 million in 2005. The Company also incurred $24.3 million of advertising expenses with MTVN, a related party, in 2007. No such amounts were recorded in 2006 or 2005.

*Foreign Currency.* The functional currency of the Company's foreign subsidiaries is the local currency of the country in which the subsidiary operates. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. The net gain or loss resulting from translation is shown as translation adjustment and included in accumulated other comprehensive income in shareholders' equity. Income and expense accounts are translated into U.S. dollars using average rates of exchange. Gains and losses from foreign currency transactions are included in the consolidated statements of operations. There were no significant gains or losses on foreign currency transactions in 2007, 2006, and 2005.

*Derivative Financial Instruments.* The Company conducts business internationally in several currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. A portion of these risks are managed through the use of financial derivatives, but fluctuations could impact the Company's results of operations and financial position. The Company's foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

Generally, the Company's practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require the Company to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. The Company does not designate its foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, the Company adjusts these instruments to fair value through results of operations. However, the Company may periodically hedge a portion of its foreign exchange exposures associated with material firmly committed transactions and long-term investments.

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated a hedge, then depending on the nature of the hedge, changes in fair value will either be recorded immediately in results of operations, or be recognized in accumulated other comprehensive income until the hedged item is recognized in results of operations.

*Accounting for Gains on Sale of Subsidiary Stock.* The effects of any changes in the Company's ownership interest resulting from the issuance of equity capital by consolidated subsidiaries are accounted for as either a gain or loss in the statement of operations pursuant to SAB No. 51, *Accounting for the Sales of Stock of a Subsidiary.* SAB No. 51 requires that the difference between the carrying amount of the parent's investment in a subsidiary and the underlying net book value of the subsidiary after the issuance of stock by the subsidiary be reflected as either a gain or loss in the statement of operations if the appropriate recognition criteria has been met or reflected as an equity transaction. RealNetworks has elected to reflect SAB No. 51 gains or losses in its statement of operations.

*Income Taxes.* The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for temporary differences between financial reporting basis and tax basis of the Company's assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled.

The Company files numerous consolidated and separate income tax returns in the United States Federal, state, local, and foreign jurisdictions. With few exceptions, the Company is no longer subject to United States Federal, state, local, or foreign income tax examinations for years before 1993. However, the Company has been notified by the I.R.S. that WiderThan Americas, Inc., a wholly owned subsidiary of the Company, was selected for a federal audit for the period ending December 31, 2005. The audit is expected to begin in 2008.

*Stock-Based Compensation.* Effective January 1, 2006, the Company adopted the provisions of, and began accounting for stock-based compensation in accordance with, Statement of Financial Accounting Standards (SFAS) No. 123R — revised 2004, *Share-Based Payment*, which replaced SFAS 123, *Accounting for Stock-Based Compensation* and supersedes Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees*. Under the fair value provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123. The Company utilized the modified prospective transition method, which requires that stock-based compensation expense be recorded for all new and unvested stock options and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006, the first day of the Company's 2006 fiscal year. Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro forma provisions of SFAS No. 123.

Prior to January 1, 2006, the Company had elected to apply the disclosure-only provisions of SFAS No. 123. Accordingly, the Company accounted for stock-based compensation transactions with employees using the intrinsic value method prescribed in APB No. 25 and related interpretations. Compensation cost for employee stock options was measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option exercise price. Compensation cost for awards to non-employees was based on the fair value of the awards in accordance with SFAS No. 123. Furthermore, the Company recognized compensation cost related to fixed employee awards on an accelerated basis over the applicable vesting period using the methodology described in FASB Interpretation (FIN) No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.*

At December 31, 2007, the Company had six stock-based employee compensation plans, which are described more fully in Note 14.

*Minority Interests.* The Company records minority interest expense (benefit) which reflects the portion of the earnings (losses) of majority-owned entities which are applicable to the minority interest partners in accordance with Accounting Research Bulletin No. 51, *Consolidated Financial Statements* (ARB No. 51). Redeemable minority interests that are redeemable at either fair value or are based on a formula that is intended to approximate fair value are accounted for in accordance with ARB No. 51. As of December 31, 2007, the Company's minority interests solely related to redeemable minority interests in Rhapsody America. Minority interest expense (benefit) in the consolidated statement of operations and comprehensive income for 2007.

*Net Income Per Share.* Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common and dilutive potential common shares outstanding during the period. The share count used to compute basic and diluted net income per share is calculated as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Shares used to compute basic net income per share | 151,665 | 160,973 | 169,986 |
| Dilutive potential common shares: | | | |
| Stock options and restricted stock | 3,995 | 7,558 | 3,425 |
| Convertible debt | 10,750 | 10,750 | 10,750 |
| Shares used to compute diluted net income per share | 166,410 | 179,281 | 184,161 |

Approximately 22.5 million, 8.5 million and 4.7 million shares of common stock potentially issuable from stock options during the years ended December 31, 2007, 2006 and 2005, respectively, are excluded from the calculation of diluted net income per share because of their antidilutive effect.

*Accumulated Other Comprehensive Income.* The Company's accumulated other comprehensive income as of December 31, 2007 and 2006 consisted of unrealized gains (losses) on marketable securities and foreign currency translation gains (losses). The tax effect of unrealized gains (losses) on investments and the foreign currency translation gains (losses) has been taken into account, if applicable.

The components of accumulated other comprehensive income are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Unrealized gains on investments, net of taxes of $470 in 2007 and $5,243 in 2006 | $ 5,836 | $14,318 |
| Foreign currency translation adjustments | 11,896 | 9,167 |
| Accumulated other comprehensive income | $17,732 | $23,485 |

*Reclassifications.* Certain reclassifications have been made to the 2006 and 2005 consolidated financial statements to conform to the 2007 presentation.

*New Accounting Pronouncements.* In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In November 2007, the FASB provided a one year deferral for the implementation of FAS 157 for other nonfinancial assets and liabilities. The Company does not expect the pronouncement to have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations* ("SFAS 141R"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. The requirements of SFAS 141R are effective for the Company for periods beginning after December 15, 2008. The Company is in the process of evaluating this guidance and therefore has not yet determined the impact that SFAS 141R will have on the Company's financial position or results of operations upon adoption.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51* ("SFAS 160"), which will change the accounting and reporting for minority interests and which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. The requirements of SFAS 160 are effective for the Company for periods beginning after December 15, 2008. The Company is in the process of evaluating this guidance and therefore has not yet determined the impact that SFAS 160 will have on the Company's financial position or results of operations upon adoption.

### Note 2. Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123R — revised 2004, *Share-Based Payment*. Under the fair value provisions of the statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R. The Company recognizes compensation cost related to stock options granted prior to the adoption of SFAS No. 123R on an accelerated basis over the applicable vesting period using the methodology described in FIN No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans*. The Company recognizes compensation cost related to options granted subsequent to the adoption of SFAS No. 123R on a straight-line basis over the applicable vesting period.

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, including the contractual terms, vesting schedules, and expectations of future employee behavior. Expected stock price volatility is based on a combination of historical volatility of the Company's stock for the related expected term and the implied volatility of its traded options. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to the expected term of the stock options. The Company has not paid dividends in the past.

In accordance with SFAS No. 123R the Company presents excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows for periods in which an excess tax benefit is recorded. As a result of the implementation of SFAS No. 123R, cash benefit of $0.6 million and $39.2 million were recorded during the years ended December 31, 2007 and 2006, respectively, which resulted in a decrease in cash provided by operating activities and a decrease in cash used in financing activities.

Stock-based compensation expense recognized in the Company's consolidated statements of operations is as follows (in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Cost of service revenue | $ 769 | $ 257 |
| Research and development | 7,314 | 6,512 |
| Sales and marketing | 9,373 | 7,152 |
| General and administrative | 6,462 | 4,230 |
| Total stock-based compensation expense | $23,918 | $18,151 |

No stock-based compensation was capitalized as part of the cost of an asset as of December 31, 2007 or 2006. As of December 31, 2007 and 2006, $45.9 million and $41.2 million, respectively, of total unrecognized compensation cost, net of estimated forfeitures, related to stock options. The unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately three years for 2007 and two years for 2006.

Annual Report

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123R to stock-based employee compensation during the year ended December 31, 2005 (in thousands, except per share data):

| | Year Ended December 31, 2005 |
|---|---|
| Net income as reported | $312,345 |
| Plus: stock-based employee compensation expense included in reported net income, net of related tax effects | 128 |
| Less: stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects | (14,860) |
| Pro forma net income | $297,613 |
| Net income per share: | |
| Basic — as reported | $ 1.84 |
| Diluted — as reported | $ 1.70 |
| Basic — pro forma | $ 1.75 |
| Diluted — pro forma | $ 1.62 |

For further information related to the Company's equity compensation plans see Note 14.

### Note 3. Rhapsody America

*Formation*

On August 20, 2007, RealNetworks and MTVN created Rhapsody America to jointly own and operate a business-to-consumer digital audio music service. Under the Rhapsody America venture agreements:

- RealNetworks contributed its Rhapsody service subscribers, certain RadioPass subscribers, cash of $16.4 million, contracts, revenue from existing Rhapsody subscribers, marketing materials, player hardware, rhapsody.com and related URLs, certain liabilities, and distribution arrangements in exchange for a 51% equity interest in Rhapsody America. RealNetworks also licensed certain assets to Rhapsody America, including Rhapsody content, Rhapsody technology, the Rhapsody brands and related materials.
- MTVN contributed its URGE service subscribers, cash, contracts, marketing materials, revenue from existing URGE subscribers, certain liabilities, plus the note payable described below, in exchange for a 49% equity interest in Rhapsody America. MTVN has also licensed certain assets to Rhapsody America, including URGE content, brands and related materials.
- In addition to the assets described above, MTVN also contributed a $230 million five-year note payable in consideration for acquiring MTVN's interest in the venture. Rhapsody America must use the proceeds from the note solely to purchase advertising from MTVN. As MTVN makes payments on the note, Rhapsody America records equity and RealNetworks realizes an immediate appreciation in the carrying value of the Company's interests in the venture and recognizes a gain if the gain is reasonably assured in accordance with SAB No. 51. As of December 31, 2007, $25.0 million in payments were made on the note and RealNetworks realized and recorded a gain of $12.8 million during the year ended December 31, 2007 as all of the SAB No. 51 gain recognition criteria were met.

The assets and liabilities contributed by RealNetworks to Rhapsody America have been recorded at their historical cost basis as RealNetworks maintained a controlling interest in the assets and liabilities. The assets and liabilities contributed by MTVN to Rhapsody America have been recorded at their estimated fair values in the consolidated balance sheet at December 31, 2007. MTVN's contribution included identifiable intangible assets with estimated fair values of $7.6 million. The respective estimated fair values were determined by management as of the date of the acquisition. RealNetworks realized an immediate appreciation in the carrying value of its interests in Rhapsody America and recognized a gain on sale of music interests upon formation of $3.9 million under SAB No. 51 as all of the gain recognition criteria were met.

A summary of the intangible assets contributed by MTVN is as follows (in thousands):

| | |
|---|---|
| Trade Name and Trademarks | $4,000 |
| Existing Technology | 1,900 |
| Existing Subscribers | 1,680 |
| Total Identifiable Intangible Assets | $7,580 |

The identified intangible assets have a weighted average estimated useful life of 4.1 years. All of the intangible assets are being amortized over their estimated useful lives on a straight line basis.

As part of the initial formation of Rhapsody America, RealNetworks and MTVN provided additional funding in the quarter ended December 31, 2007, for future operations of $17.4 and $16.7 million, respectively.

*Call/Put Rights*

Pursuant to the terms of the Rhapsody America limited liability company agreement, RealNetworks has the right to purchase from MTVN, and MTVN has a right to require RealNetworks to purchase, MTVN's interest in Rhapsody America. The Company has evaluated the terms of the call and put rights under applicable accounting literature, including SFAS No. 133, *Accounting for Derivatives and Hedging Activities*, and SFAS No. 150, *Accounting for Certain financial Instruments with Characteristics of Both Liabilities and Equity*, and concluded that neither of these rights represent freestanding financial instruments or derivatives that should be accounted for separately.

These call and put rights are exercisable upon the occurrence of certain events any time after January 1, 2011 and during certain periods in each of 2012, 2013 and 2014 and every two years thereafter and are not exercisable any time prior to January 1, 2011. If MTVN exercises its put right, RealNetworks has the right to pay a portion of the purchase price for MTVN's interest in cash and shares of RealNetworks capital stock, subject to certain maximum amounts with the balance (if any) paid with a note. If RealNetworks exercises its call right, MTVN has the right to demand payment of part of the purchase price for its membership interest in shares of RealNetworks' capital stock. If a portion of the purchase price for MTVN's interest is payable in shares of RealNetworks' capital stock, such shares could consist of our common stock representing up to 15% of the outstanding shares of RealNetworks' common stock immediately prior to the transaction, and shares of our non-voting stock representing up to an additional 4.9% of the outstanding shares of RealNetworks' common stock immediately prior to the transaction representing a maximum of 19.9% of RealNetworks' capital stock. If RealNetworks pays a portion of the purchase price for MTVN's membership interest in shares of RealNetworks' common stock and non-voting stock, RealNetworks other shareholders' voting and economic interests in RealNetworks could be diluted and MTVN will become one of RealNetworks' significant shareholders.

The redemption prices of MTVN's interest in Rhapsody America under both the call and put rights are calculated based on the provisions within the limited liability agreement and are impacted by the total appraised value of Rhapsody America and assume repayment of the $230 million five-year note payable from MTVN. Once the call right becomes exercisable, the redemption price of MTVN's interest in Rhapsody America under the call right will be equal to the greater of $230 million or the appraised value of MTVN's interest in Rhapsody America at the redemption date. Once the put right becomes exercisable, the redemption price of MTVN's interest in Rhapsody America under the put right will be equal to, upon the occurrence of certain events, the appraised value of MTVN's interest in Rhapsody America at the redemption date or will be based on a formula that is intended to approximate the appraised value at the redemption date. The hypothetical current redemption price of MTVN's interest in Rhapsody America under the put right at December 31, 2007 is $59.9 million. The current redemption price has been adjusted under the formula in the limited liability agreement for the remaining outstanding amounts due of $205 million on the note payable as of December 31, 2007.

## Note 4. Business Combinations

*Business Combinations in 2007*

Game Trust

In October of 2007, the Company acquired all of the outstanding securities of Game Trust, Inc. in exchange for $20.5 million in cash payments, including $304,000 in direct acquisition related costs consisting primarily of professional fees.

Game Trust, Inc. is headquartered in New York, NY and is a provider of scalable and secure infrastructures for community and commerce applications in online casual games. The Company believes that combining Game Trust's assets and technology with its existing business will enhance the Company's casual game offerings in our existing markets. The results of Game Trust's operations are included in the Company's consolidated financial statements starting from the date of acquisition.

A summary of the preliminary purchase price is as follows (in thousands):

| | |
|---|---|
| Cash paid at acquisition | $20,225 |
| Estimated direct acquisition costs | 304 |
| Total | $20,529 |

The aggregate purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective estimated fair values were determined by management as of the date of acquisition and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $15.9 million. Goodwill in the amount of $15.9 million is not deductible for tax purposes.

A summary of the preliminary allocation of the purchase price is as follows (in thousands):

| | |
|---|---|
| Current assets | $ 747 |
| Property and equipment | 34 |
| Intangible assets subject to amortization: | |
| Technology | 4,540 |
| Customer relationships | 950 |
| Trade name and trademarks | 190 |
| Goodwill | 15,859 |
| Other long-term assets | 589 |
| Total assets acquired | 22,909 |
| Liabilities | (2,380) |
| Net assets acquired | $20,529 |

The technology, customer relationships and trade name and trademarks intangibles have a weighted average estimated useful life of five years. All of the intangible assets are being amortized over their estimated useful lives on a straight line basis.

Pro forma results are not presented as they are not material to the Company's overall consolidated financial statements.

Sony NetServices GmbH

On May 15, 2007, the Company acquired all of the outstanding securities of Sony NetServices GmbH (SNS) in exchange for $13.7 million in cash payments, including $902,000 in direct acquisition related costs consisting primarily of professional fees.

SNS is located in Salzburg, Austria and is a provider of end-to-end white label digital music services to mobile operators in Europe. The Company believes that combining SNS' assets and technology with its existing business will enhance the Company's digital music offerings in the European market. The results of SNS' operations are included in the Company's consolidated financial statements starting from the date of acquisition.

A summary of the preliminary purchase price is as follows (in thousands):

| | |
|---|---|
| Cash paid at acquisition | $12,795 |
| Estimated direct acquisition costs | 902 |
| Total | $13,697 |

The aggregate purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective estimated fair values were determined by management as of the date of acquisition and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $10.2 million. Goodwill in the amount of $10.2 million is not deductible for tax purposes.

A summary of the preliminary allocation of the purchase price is as follows (in thousands):

| | |
|---|---|
| Current assets | $ 5,110 |
| Property and equipment | 2,351 |
| Intangible assets subject to amortization: | |
| Technology | 1,760 |
| Customer relationships | 1,610 |
| Goodwill | 10,212 |
| Total assets acquired | 21,043 |
| Current liabilities | (7,346) |
| Net assets acquired | $13,697 |

Technology has weighted average estimated useful life of seven years. Customer relationships have weighted average estimated useful lives of nine years. All of the intangible assets are being amortized over their estimated useful lives on a straight line basis.

Pro forma results are not presented as they are not material to the Company's overall consolidated financial statements.

Exomi Oy

On June 8, 2007, the Company acquired all of the outstanding securities of Exomi Oy (Exomi) in exchange for $11.2 million in cash payments, including $468,000 in direct acquisition related costs consisting primarily of professional fees. The Company may be obligated to pay an additional €3.6 million ($5.3 million at December 31, 2007) over a three-year period, dependent on whether certain performance criteria are achieved. Such amounts are not included in the initial aggregate purchase price and, to the extent earned, will be recorded as goodwill when the performance criteria are achieved. No such payments were accrued during the period ended December 31, 2007.

Exomi is located in Helsinki, Finland and is a provider of short message service (SMS) messaging and wireless application protocol gateway products and services with customers primarily in Europe and Latin America. The Company believes that combining Exomi's assets and network with the Company's products and services will enhance its presence in the European and Latin American markets. The results of Exomi's operations are included in the Company's consolidated financial statements starting from the date of acquisition.

A summary of the purchase price is as follows (in thousands):

| | |
|---|---|
| Cash paid at acquisition | $10,745 |
| Estimated direct acquisition costs | 468 |
| Total | $11,213 |

The aggregate purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective estimated fair values were determined by management as of the date of acquisition and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $2.9 million. Goodwill in the amount of $2.9 million is not deductible for tax purposes.

A summary of the allocation of the purchase price is as follows (in thousands):

| | |
|---|---|
| Current assets | $ 5,409 |
| Property and equipment | 265 |
| Other long-term assets | 109 |
| Intangible assets subject to amortization: | |
| Customer relationships | 3,270 |
| Technology | 2,545 |
| Tradenames and trademarks | 287 |
| Non-compete agreements | 80 |
| Goodwill | 2,852 |
| Total assets acquired | 14,817 |
| Current liabilities | (1,761) |
| Net deferred tax liabilities | (1,472) |
| Other long-term liabilities | (371) |
| Total liabilities assumed | (3,604) |
| Net assets acquired | $11,213 |

Customer relationships have weighted average estimated useful lives of eight years. Technology and tradenames and trademarks have weighted average estimated useful lives of four years. Non-compete agreements have weighted average estimated useful life of one year. All of the intangible assets are being amortized over their estimated useful lives on a straight line basis.

Pro forma results are not presented as they are not material to the Company's overall consolidated financial statements.

*Business Combinations in 2006*

Zylom Media Group B.V.

On January 31, 2006, the Company acquired all of the outstanding securities of Zylom Media Group B.V. (Zylom) in exchange for $8.2 million in cash payments, including $293,000 in direct acquisition related costs consisting primarily of professional fees. The Company is also obligated to pay an additional €1.6 million ($2.0 million as of January 31, 2006), to be made in equal payments on the first and second anniversaries of the acquisition date. The Company made the first payment of €0.8 million ($1.1 million) during the six months ended June 30, 2007. Also, under the original purchase agreement, the Company was obligated to pay up to €9.0 million ($10.9 million as of January 31, 2006) over a three-year period, dependent on whether certain performance criteria are achieved. The Company made the first payment of €3.3 million ($4.4 million) during the three months ended March 31, 2007. These amounts were not included in the initial aggregate purchase price and were recorded as goodwill.

The Company modified the purchase agreement on September 27, 2007 to remove the requirement to achieve the performance criteria on the remaining payments of €5.7 million ($8.1 million as of September 27, 2007) since the criteria were either already achieved or expected to be achieved. The remaining €5.7 million was accrued for as of September 30, 2007 and will be paid in two separate payments of €3.2 million and €2.5 million during the first quarter of 2008 and 2009, respectively. These amounts were not included in the initial aggregate purchase price and were recorded as goodwill in the third quarter of 2007 as the amounts are no longer contingent.

Zylom is located in Eindhoven, The Netherlands and is a distributor, developer, and publisher of PC-based games in Europe. The Company believes that combining Zylom's assets and distribution network with the Company's downloadable PC-based games assets and distribution platform will enhance the Company's presence in the European games market. The results of Zylom's operations are included in the Company's consolidated financial statements starting from the date of acquisition.

A summary of the purchase price is as follows (in thousands):

| | |
|---|---|
| Cash paid at acquisition | $ 7,922 |
| Additional payments related to initial purchase price | 2,000 |
| Additional accruals and payments for achievement of performance criteria and modification of the purchase agreement | 12,471 |
| Direct acquisition costs | 293 |
| Total | $22,686 |

The aggregate purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective estimated fair values were determined by management as of the date of acquisition and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $20.6 million. Goodwill in the amount of $20.6 million is not deductible for tax purposes.

A summary of the allocation of the purchase price is as follows (in thousands):

| | |
|---|---|
| Current assets | $ 1,830 |
| Property and equipment | 166 |
| Intangible assets subject to amortization: | |
| Distributor and customer relationships | 1,290 |
| Technology and games | 570 |
| Tradenames and trademarks | 560 |
| Non-compete agreements | 180 |
| Goodwill | 20,639 |
| Total assets assumed | 25,235 |
| Current liabilities | (1,781) |
| Net deferred tax liabilities | (768) |
| Total liabilities assumed | (2,549) |
| Net assets acquired | $22,686 |

Distributor and customer relationships have weighted average estimated useful lives of five years. Technology, games, tradenames, and trademarks have weighted average estimated useful lives of three years. Non-compete agreements have weighted average estimated useful life of four years. All of the intangible assets are being amortized over their estimated useful lives on a straight line basis.

Pro forma results are not presented as they are not material to the Company's overall consolidated financial statements.

WiderThan Co., Ltd.

Pursuant to a Combination Agreement with WiderThan Co., Ltd. (WiderThan) dated September 12, 2006, the Company acquired approximately 94.6% and 99.7% of the outstanding common shares and American Depository Shares (ADSs) of WiderThan for $17.05 per common share and per ADSs in cash effective October 31, 2006 and November 28, 2006, respectively. Additionally, the Company incurred $6.0 million in direct acquisition related costs consisting primarily of professional fees and other costs directly related to the acquisition for a total purchase price of $342.7 million. The Company acquired substantially all of the remaining 0.3% of the outstanding common shares during the quarter ended June 30, 2007.

WiderThan is a leading provider of ringback tones, music-on-demand, and other mobile entertainment services to wireless carriers principally in the Republic of Korea and the U.S., and other countries in Asia and Europe. The Company believes that combining WiderThan and its business will enhance the Company's digital entertainment products and services offerings and accelerate its reach around the world. The results of WiderThan operations are included in the Company's consolidated financial statements starting from the closing date of October 31, 2006. The minority interest in the earnings of WiderThan for the years ended December 31, 2007 and 2006 was nominal.

During the quarter ended March 31, 2007, WiderThan Americas, Inc. (WTA) became a wholly-owned subsidiary of RealNetworks, Inc. WTA was previously a wholly-owned subsidiary of WiderThan Co., Ltd. The restructuring decreased our deferred tax liabilities and goodwill by $1.7 million.

A summary of the purchase price for the acquisition is as follows (in thousands):

| | |
|---|---|
| Cash | $336,652 |
| Direct acquisition costs | 6,036 |
| Total purchase price | $342,688 |

The total purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective estimated fair values were determined by management at the acquisition date and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $166.9 million. Goodwill in the amount of $166.9 million is not deductible for tax purposes.

A summary of the allocation of the purchase price is as follows (in thousands):

| | |
|---|---|
| Current assets | $144,732 |
| Property and equipment | 11,148 |
| Other long-term assets | 4,407 |
| Other intangible assets subject to amortization: | |
| Customer relationships | 67,000 |
| Developed technology | 24,000 |
| Tradenames and trademarks | 3,800 |
| Service contracts | 3,400 |
| Goodwill | 165,198 |
| Total assets acquired | 423,685 |
| Current liabilities | (55,885) |
| Long-term liabilities | (1,110) |
| Net deferred tax liabilities | (24,002) |
| Total liabilities acquired | (80,997) |
| Net assets acquired | $342,688 |

Customer relationships have a weighted average estimated useful life of seven years. Developed technology has an average estimated useful life of four years. Tradenames and trademarks have a weighted average estimated useful life of three years. Service contracts have a weighted average estimated useful life of three years. All of the other intangible assets are being amortized over their estimated useful life on a straight line basis.

## Note 5. Cash, Cash Equivalents, Short-Term Investments, and Restricted Cash Equivalents

Cash, cash equivalents, short-term investments, and restricted cash equivalents as of December 31, 2007 consist of the following (in thousands):

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Cash and cash equivalents: | | | | |
| Cash | $105,615 | $— | $ — | $105,615 |
| Money market mutual funds | 198,148 | — | — | 198,148 |
| Corporate notes and bonds | 172,934 | — | — | 172,934 |
| Total cash and cash equivalents | 476,697 | — | — | 476,697 |
| Short-term investments: | | | | |
| Corporate notes and bonds | 43,552 | — | (981) | 42,571 |
| U.S. Government agency securities | 37,296 | 65 | — | 37,361 |
| Total short-term investments | 80,848 | 65 | (981) | 79,932 |
| Total cash, cash equivalents, and short-term investments | $557,545 | $65 | $(981) | $556,629 |
| Restricted cash equivalents | $ 15,509 | $— | $ — | $ 15,509 |

Cash, cash equivalents, short-term investments, and restricted cash equivalents as of December 31, 2006 consist of the following (in thousands):

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Cash and cash equivalents: | | | | |
| Cash | $108,415 | $ — | $ — | $108,415 |
| Money market mutual funds | 231,634 | — | — | 231,634 |
| Corporate notes and bonds | 182,184 | — | — | 182,184 |
| U.S. Government agency securities | 2,999 | — | — | 2,999 |
| Total cash and cash equivalents | 525,232 | — | — | 525,232 |
| Short-term investments: | | | | |
| U.S. Government agency securities | 153,520 | 188 | (20) | 153,688 |
| Total short-term investments | 153,520 | 188 | (20) | 153,688 |
| Total cash, cash equivalents, and short-term investments | $678,752 | $188 | $(20) | $678,920 |
| Restricted cash equivalents | $ 17,300 | $ — | $ — | $ 17,300 |

At December 31, 2007 and 2006, restricted cash equivalents represent cash equivalents pledged as collateral against two letters of credit for a total of $15.5 million and $17.3 million, respectively, in connection with two lease agreements.

Realized gains or losses on sales of available-for-sale securities for 2007, 2006, and 2005 were not significant.

Changes in estimated fair values of short-term investments are primarily related to changes in interest rates and are considered to be temporary in nature.

The contractual maturities of available-for-sale debt securities at December 31, 2007 are as follows (in thousands):

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Within one year | $56,785 | $56,870 |
| Between one year and five years | 24,063 | 23,062 |
| Total short-term investments | $80,848 | $79,932 |

During 2007, the Company purchased and sold trading securities and realized a gain of $8.2 million. At December 31, 2007 and 2006, no investments in trading securities were held by the Company.

## Note 6. Allowance for Doubtful Accounts Receivable and Sales Returns

Activity in the allowance for doubtful accounts receivable is as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Balance, beginning of year | $1,101 | $1,340 | $1,145 |
| Additions charged to expenses | 278 | 596 | 377 |
| Amounts written off | (265) | (835) | (182) |
| Effects of foreign currency translation | 3 | — | — |
| Balance, end of year | $1,117 | $1,101 | $1,340 |

Activity in the allowance for sales returns is as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Balance, beginning of year | $ 1,389 | $ 1,633 | $ 2,141 |
| Additions charged to revenue | 2,980 | 4,898 | 6,560 |
| Amounts written off | (3,048) | (5,142) | (7,068) |
| Effects of foreign currency translation | 17 | — | — |
| Balance, end of year | $ 1,338 | $ 1,389 | $ 1,633 |

At December 31, 2007 and 2006 one international customer accounted for 19% and 25% of trade accounts receivable, respectively.

One customer accounted for approximately 13% of total revenue during the year ended December 31, 2007. No one customer accounted for more than 10% of total revenue during the years ended December 31, 2006, and 2005.

**Note 7. Deferred Costs**

Deferred costs, consisting of costs being amortized over the respective contract lives, are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Deferred costs | $12,482 | $2,170 |
| Less current portion | 6,408 | 1,643 |
| Deferred costs, non-current portion | $ 6,074 | $ 527 |

**Note 8. Equity Investments**

The Company has certain equity investments that are accounted for under the cost method of accounting. The cost method is used to account for equity investments in companies in which the Company holds less than a 20 percent voting interest, does not exercise significant influence, and for which the related securities do not have a quoted market price.

The Company has certain equity investments in publicly traded companies in which the Company holds less than a 20 percent voting interest. The investments are accounted for at market value. Changes in the market value of the investments are recognized as unrealized gains (losses), net of income tax, and are recorded in the accompanying consolidated balance sheets as a component of accumulated other comprehensive income.

During the quarter ended March 31, 2006, the Company established Beijing RealNetworks Technology Co., Ltd., a Wholly Owned Foreign Entity (WOFE) which operates an Internet retail website in the People's Republic of China (PRC) in cooperation with a PRC affiliate. The results of operations of the WOFE have been included in the Company's consolidated results since the establishment date of the WOFE. The PRC regulates the WOFE's business through regulations and license requirements restricting: (i) the scope of foreign investment in the Internet, retail and delivery sectors; (ii) Internet content; and (iii) the sale of certain media products. In order to meet the PRC local ownership and regulatory licensing requirements, the WOFE's business is operated through a PRC affiliate which is owned by nominee shareholders who are PRC nationals and RealNetworks employees. The WOFE does not own any capital stock of the PRC affiliate, but is the primary beneficiary of future losses or profits through contractual rights. As a result, the Company consolidates the results of the PRC affiliate in accordance with FIN No. 46R, *Consolidation of Variable Interest Entities*. The net assets and operating results for the PRC affiliate were not significant during the years ended December 31, 2007 and 2006.

Summary of equity investments is as follows (in thousands):

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Cost | Carrying Value | Cost | Carrying Value |
| Publicly traded investments | $ 933 | $8,085 | $ 913 | $20,235 |
| Privately held investments | 2,740 | 1,891 | 1,879 | 2,414 |
| Total equity investments | $3,673 | $9,976 | $2,792 | $22,649 |

Privately held investments include investments accounted for using the cost and equity methods.

As of December 31, 2007 and 2006, the carrying value of equity investments in publicly traded companies consists primarily of approximately 10.6% of outstanding shares of J-Stream Inc. (J-Stream), a Japanese media services company. These equity investments are accounted for as available-for-sale. The market value of these shares has increased from the original cost of $933,000 and $913,000, resulting in a carrying value of $8.1 million and $20.2 million as of December 31, 2007 and 2006, respectively. The increase over the cost basis, net of income tax is $6.7 million and $14.1 million at December 31, 2007 and 2006, respectively, and is reflected as a component of accumulated other comprehensive income. In July 2005, the Company disposed of a portion of the investment in J-Stream through open market trades, which resulted in net proceeds of $11.9 million, and recognition of a gain, net of income tax and a loss associated with a previously cancelled foreign currency hedge related to the investment, of $8.4 million during the year ended December 31, 2005. The disposition resulted in a tax expense and a related offset to accumulated other comprehensive income of $3.3 million during the year ended December 31, 2005. There were no similar gains or losses in 2007 and 2006 that were material. The market for these investments is relatively limited and the share price is volatile. Although the carrying value of the total investments was $10.0 million at December 31, 2007, there can be no assurance that a gain of this magnitude, or any gain, can be realized through the disposition of these shares.

Based upon an evaluation of the facts and circumstances during the quarter ended December 31, 2006, the Company determined that an other-than-temporary decline in fair value had occurred in one of its privately-held investments, resulting in an impairment charge of $3.1 million to reflect changes in the fair value of the investment.

**Note 9. Other Intangible Assets**

Other intangible assets consist of the following (in thousands):

| | Gross Amount | Accumulated Amortization | Net |
|---|---|---|---|
| Customer relationships | $ 80,435 | $15,273 | $ 65,162 |
| Developed technology | 48,173 | 18,539 | 29,634 |
| Patents, trademarks and tradenames | 13,833 | 5,000 | 8,833 |
| Service contracts | 6,815 | 2,767 | 4,048 |
| Total other intangible assets, December 31, 2007 | $149,256 | $41,579 | $107,677 |
| Total other intangible assets, December 31, 2006 | $121,746 | $16,637 | $105,109 |

Amortization expense related to other intangible assets during the years ended December 31, 2007, 2006, and 2005 was $24.5 million, $7.4 million, and $4.0 million, respectively.

As of December 31, 2007 estimated future amortization of other intangible assets is as follows (in thousands):

| | |
|---|---|
| 2008 | $ 27,122 |
| 2009 | 24,152 |
| 2010 | 19,479 |
| 2011 | 13,481 |
| 2012 | 12,672 |
| Thereafter | 10,771 |
| Total | $107,677 |

## Note 10. Goodwill

Changes in goodwill are as follows (in thousands):

| | 2007 | 2006 |
|---|---|---|
| Balance, beginning of year | $309,122 | $123;330 |
| Increases due to current year acquisitions | 28,924 | 179,313 |
| Adjustments to the purchase price for WiderThan | (1,727) | — |
| Purchase of additional shares of WiderThan | 1,160 | — |
| Increases for accruals and payments related to the acquisition of Zylom | 12,471 | — |
| Effects of foreign currency translation | 3,203 | 6,479 |
| Balance, end of year | $353,153 | $309,122 |

## Note 11. Accrued and Other Liabilities

Accrued and other liabilities consist of (in thousands):

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Royalties and costs of sales and fulfillment | $ 37,554 | $ 29,968 |
| Employee compensation, commissions and benefits | 21,639 | 25,244 |
| Sales, VAT and other taxes payable | 18,156 | 13,364 |
| Income taxes payable | 1,819 | 8,455 |
| Legal fees and contingent legal fees | 3,439 | 4,075 |
| Accrued charitable donations | 268 | 2,048 |
| Other | 31,261 | 21,174 |
| Total | $114,136 | $104,328 |

## Note 12. Loss on Excess Office Facilities

The accrued loss of $10.7 million for estimated future losses on excess office facilities located near the Company's corporate headquarters in Seattle Washington at December 31, 2007, is shown net of expected future sublease income of $7.8 million, which was committed under sublease contracts at the time of the estimate. The Company regularly evaluates the market for office space in the cities where it has operations. If the market for such space declines further in future periods, the Company may have to revise its estimates further, which may result in additional losses on excess office facilities.

| | |
|---|---|
| Accrued loss, December 31, 2006 | $14,501 |
| Less amounts paid on accrued loss on excess office facilities, net of sublease income | 3,801 |
| Accrued loss, December 31, 2007 | 10,700 |
| Less current portion | 3.389 |
| Accrued loss, non-current portion | $ 7,311 |

## Note 13. Convertible Debt

During 2003, the Company issued $100.0 million aggregate principal amount of zero coupon convertible subordinated notes due July 1, 2010, pursuant to Rule 144A under the Securities Act of 1933, as amended. The notes are subordinated to any Company senior debt and are also effectively subordinated in right of payment to all indebtedness and other liabilities of its subsidiaries. The notes are convertible into shares of the Company's common stock based on an initial effective conversion price of $9.30 if (1) the closing sale price of the Company's common stock exceeds $10.23, subject to certain restrictions, (2) the notes are called for redemption, (3) the Company makes a significant distribution to its shareholders or becomes a party to a transaction that would result in a change in control, or (4) the trading price of the notes falls below 95% of the value of common stock that the notes are convertible into, subject to certain restrictions; one of which allows the Company, at its discretion, to issue cash or common stock or a combination thereof upon conversion. On or after July 1, 2008, the Company has the option to redeem all or a portion of the notes that have not been previously purchased, repurchased, or converted, in exchange for cash at 100% of the principal amount of the notes. The purchaser may require the Company to purchase all or a portion of its notes in cash on July 1, 2008 at 100% of the principal amount of the notes. These notes are included in current liabilities as of December 31, 2007 and were included as non-current liabilities as of December 31, 2006. As a result of this issuance, the Company received proceeds of $97.0 million, net of offering costs. The offering costs are included in other assets and are being amortized over a 5-year period. Interest expense from the amortization of offering costs in the amount of $600,000 is recorded in interest income, net during each of the years ended December 31, 2007, 2006, and 2005.

**Note 14. Shareholders' Equity**

*Preferred Stock.* Each share of Series A preferred stock entitles the holder to one thousand votes and dividends equal to one thousand times the aggregate per share amount of dividends declared on the common stock. There are no shares of Series A preferred stock outstanding.

Undesignated preferred stock will have rights and preferences that are determinable by the Board of Directors when determination of a new series of preferred stock has been established.

*Shareholder Rights Plan.* On October 16, 1998, the Company's board of directors declared a dividend of one preferred share purchase right (Right) in connection with its adoption of a Shareholder Rights Plan dated December 4, 1998, for each outstanding share of the Company's common stock on December 14, 1998 (Record Date). Each share of common stock issued after the Record Date will be issued with an attached Right. The Rights will not immediately be exercisable and detachable from the common stock. The Rights will become exercisable and detachable only following the acquisition by a person or a group of 15 percent or more of the outstanding common stock or ten days following the announcement of a tender or exchange offer for 15 percent or more of the outstanding common stock (Distribution Date). After the Distribution Date, each Right will entitle the holder to purchase for $37.50 (Exercise Price) a fraction of a share of the Company's Series A preferred stock with economic terms similar to that of one share of the Company's common stock. Upon a person or a group acquiring 15 percent or more of the outstanding common stock, each Right will allow the holder (other than the acquirer) to purchase common stock or securities of the Company having a then current market value of two times the Exercise Price of the Right. In the event that following the acquisition of 15 percent of the common stock by an acquirer, the Company is acquired in a merger or other business combination or 50 percent or more of the Company's assets or earning power are sold, each Right will entitle the holder to purchase for the Exercise Price, common stock or securities of the acquirer having a then current market value of two times the Exercise Price. In certain circumstances, the Rights may be redeemed by the Company at a redemption price of $0.0025 per Right. If not earlier exchanged or redeemed, the Rights will expire on December 4, 2008.

*Equity Compensation Plans.* The Company has five equity compensation plans (Plans) to compensate employees and Directors for past and future services. Generally, options vest based on continuous employment, over a four or five-year period. The options expire in either seven, ten, or twenty years from the date of grant and are exercisable at the fair market value of the common stock at the grant date.

*Restricted Stock Units.* In 2006, the Company granted restricted stock units representing 80,834 shares of common stock, respectively, pursuant to the Company's 2005 Stock Incentive Plan (2005 Plan). The weighted average fair value of restricted stock units granted was $11.38 in 2006. Each restricted stock unit granted or cancelled in 2006 reduced or increased the shares available for grant under the 2005 Plan by 1.6 shares. The factor by which restricted stock units affect the shares available for grant was changed from 1.6 shares to 2.2 shares as of June 25, 2007.

A summary of stock options and restricted stock units activity is as follows:

| | Shares Available for Grant in (000's) | Options Outstanding | | Weighted Average Fair Value Grants |
|---|---|---|---|---|
| | | Number of Shares in (000's) | Weighted Average Exercise Price | |
| Balances, December 31, 2004 | 10,853 | 35,477 | $ 7.13 | |
| Additional shares authorized in the 2005 Plan(1) | 7,397 | — | | |
| Options granted below common stock price | (10,633) | 10,633 | 5.87 | $ 2.57 |
| Options exercised | — | (3,631) | 5.14 | |
| Options canceled | 6,857 | (6,857) | 7.03 | |
| Balances, December 31, 2005 | 14,474 | 35,622 | 6.95 | |
| Options granted at or above common stock price | (12,913) | 12,913 | 10.05 | 4.53 |
| Restricted stock units granted | (129) | | | 11.38 |
| Options exercised | — | (8,854) | 5.99 | |
| Options canceled | 3,953 | (3,953) | 6.81 | |
| Balances, December 31, 2006 | 5,385 | 35,728 | $ 8.31 | |
| Additional shares authorized in the 2005 Plan(2) | 12,048 | | | |
| Options granted at common stock price | (14,937) | 14,937 | 7.02 | 2.71 |
| Stock awards granted | (109) | | | 6.58 |
| Restricted stock units cancelled | 35 | | | |
| Options exercised | — | (2,447) | 5.77 | |
| Options canceled | 5,723 | (5,723) | 10.23 | |
| Balances, December 31, 2007 | 8,145 | 42,495 | $ 7.76 | |

(1) Pursuant to the provisions of the 2005 Stock Incentive Plan, shares available for grant as of December 31, 2005 were adjusted to reflect an additional 3.1 million available shares which were cancelled from previously expired Plans during 2005.

(2) At the June 25, 2007 Annual Meeting of Shareholders, the Company's shareholders approved an amended and restated 2005 Stock Incentive Plan that authorized a total of 15 million shares, including any shares that were available for grant prior to the approval.

The fair value of options granted was determined using the Black-Scholes model and the following weighted average assumptions:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Expected dividend yield | 0% | 0% | 0% |
| Risk-free interest rate | 4.47% | 4.75% | 3.76% |
| Expected life (years) | 4.1 | 4.3 | 4.4 |
| Volatility | 42% | 49% | 54% |

The following table summarizes information about stock options outstanding at December 31, 2007:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Exercise Prices | Number of Shares (in 000's) | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price | Number of Shares (in 000's) | Weighted Average Exercise Price |
| $0.02 — $5.07 | 4,893 | 7.42 | $ 4.37 | 3,374 | $ 4.10 |
| $5.08 — $5.78 | 5,135 | 8.71 | 5.66 | 1,367 | 5.53 |
| $5.81 — $6.05 | 4,298 | 10.99 | 5.89 | 1,455 | 5.92 |
| $6.07 — $6.80 | 4,661 | 10.18 | 6.32 | 1,607 | 6.27 |
| $6.81 — $7.33 | 4,275 | 11.92 | 7.19 | 3,558 | 7.22 |
| $7.62 — $8.00 | 4,420 | 5.35 | 7.81 | 905 | 7.90 |
| $8.04 — $9.49 | 4,485 | 6.32 | 8.50 | 1,716 | 8.75 |
| $9.59 — $10.30 | 4,306 | 5.94 | 10.02 | 1,968 | 10.02 |
| $10.31 — $11.38 | 4,915 | 5.92 | 10.94 | 1,272 | 10.92 |
| $11.49 — $46.19 | 1,107 | 9.56 | 21.72 | 894 | 24.14 |
| | 42,495 | 8.09 | $ 7.76 | 18,116 | $ 7.90 |

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2007 was $11.5 million and $7.7 million, respectively.

*Employee Stock Purchase Plan.* In January 1998, the Company adopted an Employee Stock Purchase Plan (ESPP) and has reserved 4.0 million shares of common stock for issuance under the ESPP. Under the ESPP, an eligible employee may purchase shares of common stock, based on certain limitations, at a price equal to 85 percent of the fair market value of the common stock at the end of the semi-annual offering periods. Under the ESPP, 285,000, 213,000, and 425,000 shares at a weighted average fair value of the employee stock purchase rights of $1.06, $1.62, and $3.14 were purchased during the years ended December 31, 2007, 2006, and 2005, respectively.

*Repurchase of Common Stock.* The Company's Board of Directors has authorized share repurchase programs for the repurchase of its outstanding common stock, and all repurchases have been made pursuant to these authorized programs. During 2005, the Company repurchased 8.6 million shares for an aggregate value of $54.3 million at an average cost of $6.29 per share. During 2006, the Company purchased 11.8 million shares for an aggregate value of $98.9 million at an average cost of $8.35 per share. During 2007, the Company repurchased 23.8 million shares for an aggregate value of $178.8 million at an average cost of $7.52 per share. The purchases made through December 31, 2007 completed the authorized amount for all of the repurchase programs.

## Note 15. Income Taxes

Components of income before income taxes are as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| United States operations | $77,167 | $228,668 | $430,549 |
| Foreign operations | (1,396) | (915) | (1,006) |
| Income before income taxes | $75,771 | $227,753 | $429,543 |

Components of income tax expense are as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Current: | | | |
| United States Federal | $31,266 | $20,683 | $ 8,055 |
| State and local | 1,291 | 3,643 | 1,362 |
| Foreign | 4,448 | 3,225 | 549 |
| Total current | 37,005 | 27,551 | 9,966 |
| Deferred: | | | |
| United States Federal | (6,298) | 53,648 | 106,981 |
| State and local | (58) | 3,206 | 748 |
| Foreign | (3,193) | (1,868) | (497) |
| Total deferred | (9,549) | 54,986 | 107,232 |
| Total income tax expense | $27,456 | $82,537 | $117,198 |

Income tax expense differs from "expected" income tax expense (computed by applying the U.S. Federal income tax rate of 35%) due to the following (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| United States federal tax expense at statutory rate | $26,520 | $79,714 | $150,340 |
| State taxes, net of United States federal tax benefit | 1,233 | 3,127 | 3,497 |
| Change in valuation allowance | (2,262) | 1,757 | (41,993) |
| Non-deductible stock compensation | 1,601 | 912 | — |
| Other | 364 | (2,973) | 5,354 |
| Total income tax expense | $27,456 | $82,537 | $117,198 |

Net deferred tax assets are comprised of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Deferred tax assets: | | |
| United States Federal net operating loss carryforwards | $ 20,332 | $ 17,521 |
| Deferred expenses | 14,542 | 17,290 |
| Net unrealized loss on investments | 10,924 | 10,772 |
| Capital loss carryforwards | 2,359 | 7,713 |
| Accrued loss on excess office facilities | 3,874 | 5,212 |
| Stock-based compensation | 11,431 | 5,023 |
| State net operating loss carryforwards | 3,973 | 2,636 |
| Foreign net operating loss carryforwards | 8,378 | 1,766 |
| Cash rights liability | 166 | 1,483 |
| Deferred revenue | 4,494 | 715 |
| Equipment, software, and leasehold improvements | 4,436 | 3,476 |
| Other | 2,278 | 3,667 |
| Gross deferred tax assets | 87,187 | 77,274 |
| Less valuation allowance | 39,742 | 35,222 |
| Gross deferred tax assets, net of valuation allowance | 47,445 | 42,052 |
| Deferred tax liabilities: | | |
| Other intangible assets | (27,232) | (28,957) |
| Net unrealized gains on investments | (2,250) | (6,973) |
| Other | (94) | (2,973) |
| Prepaid expenses | (2,664) | (2,184) |
| Gross deferred tax liabilities | (32,240) | (41,087) |
| Net deferred tax assets | $ 15,205 | $ 965 |

Income taxes currently payable (receivable) were $(5.5) million and $8.5 million at December 31, 2007 and 2006, respectively. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the appropriate taxing jurisdictions. In 2006, the Company retained a valuation allowance on deferred tax assets that the Company believed were not more likely than not to be realized. In 2007, the Company has continued to provide a valuation allowance on the deferred tax assets that the Company believes are not more likely than not to be realized.

The net change in valuation allowance was a $4.5 million increase and a $1.0 million decrease during the years ended December 31, 2007 and 2006, respectively. The 2007 net increase in the valuation allowance is comprised of an increase of $10.1 million due primarily to acquired NOLs from acquisitions in 2007 not more likely than not to be realized, an increase of $0.9 million for foreign losses unutilized, a decrease in state NOLs due to their value and projected utilization of $0.9 million, a decrease of $3.1 million for the utilization of capital loss carryovers previously expected to go unutilized and $2.5 million due to the expiration of capital losses. During 2006, $1.8 million of the increase was due primarily to an increase in certain deferred tax assets and a decrease of $2.8 million was for the write-off of state net operating loss carryforwards limited under Internal Revenue Code Section 382 that may expire unused.

The Company's United States Federal net operating loss carryforwards totaled $58.1 million and $50.0 million at December 31, 2007 and 2006, respectively. These net operating loss carryforwards begin to expire between 2010 and 2026. In 2007, the remaining net operating loss carryforwards are from acquired subsidiaries that are limited under Internal Revenue Code Section 382. In the event that the Company generates taxable income to utilize these net operating loss carryforwards, goodwill will be reduced by approximately $12.8 million.

The Company has not provided for U.S. deferred income taxes or withholding taxes on non-U.S. subsidiaries' undistributed earnings. These earnings are intended to be permanently reinvested in operations outside of the U.S. If these amounts were distributed to the U.S., in the form of dividends or otherwise, the Company could be subject to additional U.S. income taxes. It is not practicable to determine the U.S. federal income tax liability or benefit on such earnings due to the availability of foreign tax credits and the complexity of the computation, if such earnings were not deemed to be permanently reinvested.

The Company adopted the provision of Financial Standards Accounting Board Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* (FIN 48) an interpretation of FASB Statement No. 109 on January 1, 2007. As of January 1, 2007, and December 31, 2007, the Company had $7.5 million and $9.0 million of unrecognized tax benefits, respectively. The total amount of unrecognized tax benefits that would affect the Company's effective tax rate if recognized is $7.2 million as of January 1, 2007 and $8.4 million as of December 31, 2007. Although the implementation of FIN 48 did not impact the amount of liability for unrecognized tax benefits, the Company reclassified $5.3 million of liability for unrecognized tax benefits from current income taxes payable to other long-term liabilities to conform with the balance sheet presentation requirements of FIN 48.

In accordance with FIN 48, the Company elected to recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007 and December 31, 2007, the Company had approximately $300,000 and $687,000 of accrued interest and penalties related to uncertain tax positions, respectively. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision. The Company does not anticipate that total unrecognized tax benefits will significantly change within the next twelve months.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows (in millions):

| | |
|---|---|
| Balance at January 1, 2007 | $7.5 |
| Increases/(Decreases) related to prior year tax positions | — |
| Increases/(Decreases) related to current year tax positions | 1.5 |
| Settlements | — |
| Expiration of the statute of limitations | — |
| Balance at December 31, 2007 | $9.0 |

## Note 16. Commitments and Contingencies

*Commitments.* The Company has commitments for future payments related to office facilities leases and other contractual obligations. The Company leases office facilities under various operating leases expiring through September 2014. The Company also has other contractual obligations, primarily relating to minimum contractual payments due to content and other service providers, expiring over varying time periods in the future. Future minimum payments are as follows (in thousands):

| | Office Leases | Other Contractual Obligations | Total |
|---|---|---|---|
| 2008 | $15,101 | $11,182 | $26,283 |
| 2009 | 13,845 | 6,658 | 20,503 |
| 2010 | 12,193 | 2,580 | 14,773 |
| 2011 | 7,823 | — | 7,823 |
| 2012 | 6,797 | — | 6,797 |
| Thereafter | 9,761 | — | 9,761 |
| Total minimum payments | 65,520 | 20,420 | 85,940 |
| Less future minimum receipts under subleases | 7,880 | — | 7,880 |
| Net | $57,640 | $20,420 | $78,060 |

Of the total net office lease future minimum payments, $10.7 million is recorded in accrued loss on excess office facilities at December 31, 2007.

Rent expense during the years ended December 31, 2007, 2006, and 2005 was $11.2 million, $8.5 million, and $7.6 million, respectively.

In addition to the amounts shown in the table above, $9.0 million of unrecognized tax benefits have been recorded as liabilities in accordance with FIN 48, and we are uncertain as to if or when such amounts may be settled. We cannot make a reasonably reliable estimate of the amount and period of related future payments for such liability.

The Company has a commitment to purchase $205 million over the next five years from MTVN related to the Rhapsody America venture. The $205 million is excluded from the table above as the timing and amount of these payments will vary.

*Borrowing Arrangements.* The Company's subsidiary, WiderThan, has entered into three lines of credit with three Korean domestic banks with an aggregate maximum available limit of $4.3 million at interest rates ranging primarily from 1.3% to 1.6% over the rate earned on the underlying deposits. WiderThan has entered into a separate line of credit with a Korean domestic bank with maximum available limit of $1.1 million bearing interest at 6.0%. During the year ended December 31, 2007 the Company did not draw on these lines of credit and there were no balances outstanding as of December 31, 2007 and December 31, 2006.

The Company's subsidiary, WiderThan, uses corporate charge cards issued by a Korean domestic bank with an aggregate line of credit of up to $5.4 million. The charged amounts are generally payable in the following month depending on the billing cycle and are included in accounts payable in the accompanying consolidated balance sheets. In general, the term of the arrangement is one year, with automatic renewal in April of each year. The arrangement may be terminated in writing by mutual agreement between the bank and the Company. The Company is not subject to any financial or other restrictive covenants under the terms of this arrangement.

The Company's subsidiary, WiderThan, has a letter of credit of up to $5.0 million with a Korean domestic bank for importing goods, with one-year maturity (renewable every April), and bears interest at 2.0% over the London Inter-Bank Offer Rate (LIBOR). Borrowings under this letter of credit are collateralized by import documents and goods being imported under such documentation. To the extent that the Company has any outstanding balance, the Company is subject to standard covenants and notice requirements under the terms of this facility, such as covenants to consult with the lender prior to engaging in certain events, which include, among others, mergers and acquisitions or sale of material assets or to furnish certain financial and other information. The Company is not, however, subject to any financial covenant requirements or other restrictive covenants that restrict the Company's ability to utilize this facility or to obtain financing elsewhere. During the year ended December 31, 2007 the Company did not draw on the letter of credit and there was no balance outstanding as of December 31, 2007 and December 31, 2006.

The Company's subsidiary, WiderThan, has purchased guarantees amounting to $0.6 million from Seoul Guarantee Insurance which guarantees payments for one year under certain supply contracts the Company has with a customer in Korea.

*401(k) Retirement Savings Plan.* The Company has a salary deferral plan (401(k) Plan) that covers substantially all employees. Under the plan, eligible employees may contribute up to 50% of their pretax salary, subject to the Internal Revenue Service annual contribution limits. During the years ended December 31, 2007, 2006 and 2005 the Company matched 50% of employee contributions to the 401(k) Plan, on up to three percent of participating employees' compensation, and contributed $1,017,000, $858,000 and $500,000, respectively, in matching contributions. The Company can terminate the matching contributions at its discretion. The Company has no other post-employment or post-retirement benefit plans.

*Litigation.* In August 2005, a lawsuit was filed against the Company in the U.S. District Court for the District of Maryland by Ho Keung Tse, an individual residing in Hong Kong. The suit alleges that certain of the Company's products and services infringe the plaintiff's patent relating to "the distribution of digital files, including sound tracks, music, video and executable software in a manner which restricts unauthorized use." The plaintiff seeks to enjoin the Company from the allegedly infringing activity and to recover treble damages for the alleged infringement. The Company's co-defendants were granted a motion to transfer the lawsuit from the District of Maryland to the Northern District of California in 2006, and on October 4, 2007, the district court for the Northern District of California granted the motion to stay the case pending reexamination of the proceedings. The Company disputes the plaintiff's allegations in the action and intends to vigorously defend itself.

In June 2003, a lawsuit was filed against the Company and Listen.com, Inc. (Listen) in federal district court for the Northern District of Illinois by Friskit, Inc. (Friskit), alleging that certain features of the Company's and Listen's products and services willfully infringe certain patents relating to allowing users "to search for streaming media files, to create custom playlists, and to listen to the streaming media file sequentially and continuously." Friskit sought to enjoin the Company from the alleged infringing activity and to recover treble damages from the alleged infringement. The court granted the Company's motion for summary judgment on July 26, 2007, and invalidated all claims on grounds of obviousness. Friskit has appealed the court's ruling.

In December 2003, the Company filed suit against Microsoft Corporation (Microsoft) in the U.S. District Court for the Northern District of California, pursuant to U.S. and California antitrust laws, alleging that Microsoft has illegally used its monopoly power to restrict competition, limit consumer choice, and attempt to monopolize the field of digital media. On October 11, 2005, the Company and Microsoft entered into a settlement agreement pursuant to which the Company agreed to settle all antitrust disputes worldwide with Microsoft, including the U.S. litigation. Upon settlement of the legal disputes, the Company and Microsoft entered into two commercial agreements that provide for collaboration in digital music and casual games. The combined contractual payments related to the settlement agreement and the two commercial agreements to be made by Microsoft to the Company over the terms of the agreements are $761.0 million. The Company had received such payments in full as of March 31, 2007. The Company recorded gains of $60.7 million, $220.4 million and $422.5 million during the years ended December 31, 2007, 2006, and 2005, respectively. These amounts are included within the consolidated statement of operations and comprehensive income as antitrust litigation benefit, net.

In April 2007, the Copyright Royalty Board (CRB) issued a decision setting new royalty rates for the use of sound recordings in Internet radio from 2006 through 2010. These rates are still under appeal and are subject to industry-wide settlement negotiations, in some of which the Company is a participant. The CRB is currently holding hearings that will determine mechanical royalty rates associated with the statutory license for digital phonorecord deliveries, including tethered downloads. These rates are also subject to industry-wide settlement negotiations. Finally, the Company is involved in a proceeding in the Southern District of New York that will determine a royalty rate for the public performance of music contained in the ASCAP catalogue. Whether or not the Company participates directly in the settlement of either CRB proceeding, any of these three proceedings may result in higher rates or other terms that are unfavorable to the Company.

From time to time the Company is, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, including employment claims, contract-related claims, and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. These claims, including those described above, even if not meritorious, could force the Company to spend significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or taken together, a material adverse effect on the Company's business, prospects, financial condition or results of operations. However, the Company may incur substantial expenses in defending against third-party claims and certain pending claims are moving closer to trial. The Company expects that its potential costs of defending these claims may increase as the disputes move into the trial phase of the proceedings. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability, and/or be required to change its business practices. Either of these could have a material adverse effect on the Company's financial position and results of operations.

**Note 17. Guarantees**

In the ordinary course of business, the Company is not subject to potential obligations under guarantees that fall within the scope of FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34*, except for standard indemnification and warranty provisions that are contained within many of the Company's customer license and service agreements, and give rise only to the disclosure requirements prescribed by FIN No. 45.

Indemnification and warranty provisions contained within the Company's customer license and service agreements are generally consistent with those prevalent in the Company's industry. The duration of the Company's product warranties generally does not exceed 90 days following delivery of the Company's products. The Company has not incurred significant obligations under customer indemnification or warranty provisions historically and does not expect to incur significant obligations in the future. Accordingly, the Company does not maintain accruals for potential customer indemnification or warranty-related obligations.

**Note 18. Segment Information**

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for the way in which public companies disclose certain information about operating segments in their financial reports. After the formation of Rhapsody America in August 2007, the Company has defined three reportable segments consistent with SFAS No. 131, based on factors such as how the Company manages its operations and how its Chief Operating Decision Maker reviews results. The Company's Chief Operating Decision Maker is considered to be the Company's CEO Staff (CEOS), which is comprised of the Company's Chief Executive Officer, Chief Financial Officer, President and Senior Vice Presidents. The CEOS reviews financial information presented on both a consolidated basis and on a business segment basis, accompanied by disaggregated information about products and services and geographical regions for purposes of making decisions and assessing financial performance. The CEOS reviews discrete financial information regarding profitability of the Company's Music, Consumer and Technology Products and Solutions segments and, therefore, the Company reports these as operating segments as defined by SFAS No. 131.

The Company's three reportable segments are: Music, Consumer, and Technology Products and Solutions. In conjunction with the formation of Rhapsody America, the Company changed the method in which corporate overhead and general and administrative costs are allocated. The Company was able to use the new allocation methodology for amounts incurred since January 1, 2007. However, the Company does not have data available to perform the allocation of amounts incurred prior to January 1, 2007. Therefore comparative data from 2006 is not presented with the exception of Revenue which is not affected by the allocations. In addition, the Company deemed it impracticable to perform the allocation under the old method for the current period to provide comparative information due to the complexity of the calculations required. The accounting policies used to derive segment results are generally the same as those described in Note 1.

The Music segment includes the operations of Rhapsody America as well as our other music business. The revenue and costs from these businesses include: digital media subscription services such as Rhapsody and RadioPass; and sales of digital music and advertising. These products and services are sold and provided primarily through the Internet and the Company charges customers' credit cards at the time of sale. Billing periods for subscription services typically occur monthly, quarterly or annually, depending on the service purchased.

The Consumer segment primarily includes revenue and costs from: the sale of individual games through the Company's RealArcade service and its Games related websites; the Company's GamePass and FunPass subscription service; the Company's SuperPass and stand-alone premium video subscription services; RealPlayer Plus and related products; sales and distribution of third-party software products; and all advertising other than that related directly to the Company's Music business. These products and services are sold and provided primarily through the Internet and the Company charges customers' credit cards at the time of sale. Billing periods for subscription services typically occur monthly, quarterly or annually, depending on the service purchased.

The Technology Products and Solutions segment includes revenue and costs from: sales of ringback tone, music-on-demand, video-on-demand, messaging, and information services; sales of media delivery system software, including Helix system software and related authoring and publishing tools, both directly to customers and indirectly through original equipment manufacturer (OEM) channels; support and maintenance services sold to customers who purchase software products; broadcast hosting services; and consulting and professional services that are offered to customers. These products and services are primarily sold to corporate customers.

Amounts that are not included within the above segment descriptions are shown below as Reconciling Amounts. Included within these amounts are items such as interest income and net antitrust litigation benefit.

Segment income (loss) before income taxes for the year ended December 31, 2007, is as follows (in thousands):

| | Music | Consumer | Technology Products and Solutions | Reconciling Amounts | Consolidated |
|---|---|---|---|---|---|
| Net revenue | $149,126 | $211,851 | $206,643 | $ — | $567,620 |
| Cost of revenue | 81,462 | 39,840 | 92,189 | — | 213,491 |
| Gross profit | 67,664 | 172,011 | 114,454 | — | 354,129 |
| Operating expenses | 127,842 | 142,749 | 130,551 | (54,312) | 346,830 |
| Operating income (loss) | (60,178) | 29,262 | (16,097) | 54,312 | 7,299 |
| Total non-operating income, net | 36,194 | — | — | 32,278 | 68,472 |
| Income (loss) before income taxes | $(23,984) | $ 29,262 | $(16,097) | $ 86,590 | $ 75,771 |

Net revenue by segment is as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Music | $149,126 | $123,033 | $101,769 |
| Consumer | 211,851 | 199,739 | 178,195 |
| Technology Products and Solutions | 206,643 | 72,489 | 45,095 |
| Total net revenue | $567,620 | $395,261 | $325,059 |

The Company's customers consist primarily of end users located in the U.S., Republic of Korea, and various foreign countries. Revenue by geographic region is as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| United States | $360,676 | $283,433 | $249,855 |
| Europe | 84,368 | 62,270 | 44,867 |
| Republic of Korea | 82,549 | 18,597 | — |
| Rest of the World | 40,027 | 30,961 | 30,337 |
| Total | $567,620 | $395,261 | $325,059 |

Long-lived assets, consisting of equipment, software, leasehold improvements, other intangible assets, and goodwill by geographic region are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| United States | $186,665 | $172,846 |
| Republic of Korea | 235,728 | 256,032 |
| Europe | 87,181 | 26,807 |
| Rest of the World | 7,753 | 6,289 |
| Total long-lived assets | $517,327 | $461,974 |

Net assets by geographic location are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| United States | $576,994 | $621,532 |
| Republic of Korea | 228,153 | 314,106 |
| Europe | 79,410 | 26,298 |
| Rest of the World | 10,160 | 7,830 |
| Total | $894,717 | $969,766 |

Goodwill is assigned to the Company's segments as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Music | $ 37,029 | $ 37,029 |
| Consumer | 129,621 | 94,968 |
| Technology products and solutions | 186,503 | 177,125 |
| Total goodwill | $353,153 | $309,122 |

### Note 19. Related Party Transactions

*Transactions with MTVN.* As part of the formation of Rhapsody America, MTVN contributed a $230 million five-year note payable in partial consideration for acquiring MTVN's interest in the venture. Rhapsody America is obligated to purchase $230 million in advertising and related integrated marketing on MTVN network properties over a five-year period. During the year ended December 31, 2007, Rhapsody America received $25.0 million in cash as a note payment and has spent $24.4 million in advertising with MTVN.

MTVN provides various support services directly to Rhapsody America for which it bills the venture directly. Included within the support services are items such as facilities, personnel and overhead which are allocated based on various measures depending on the service provided, including employee headcount, or number of users of a service. MTVN also charged costs during the year ended. The total charge for the support services, revenue and related costs for the year ended December 31, 2007 was $0.6 million. This amount is included in the consolidated financial statements within the related party payable of $17.2 million as of December 31, 2007.

The Company also agreed to grant options to acquire shares of RealNetworks, Inc. common stock to Rhapsody America employees as part of the venture with MTVN and has included the expense associated with these options in its statement of operations and comprehensive income. MTVN's share of the expense associated with the stock options granted to Rhapsody America employees is calculated based on its ownership percentage and is billed directly by the Company to MTVN under a separate agreement. The Company has not charged any amount to MTVN related to stock options since the formation of the venture but expects amounts to be recorded in the future.

RealNetworks also provides various support services, including items such as facilities, information technology systems, personnel and overhead, directly to Rhapsody America. The allocation of other support service costs are based on various measures depending on the service provided, including employee headcount, time employees spend on providing services to Rhapsody America, server usage or number of users of a service. The allocations of these costs are billed directly to Rhapsody America. RealNetworks has treated these allocations as intercompany transactions and all such transactions were eliminated in consolidation.

## Note 20. Quarterly Information (Unaudited)

The following table summarizes the unaudited statement of operations for each quarter of 2007 and 2006 (in thousands, except per share data):

| | Total | Dec. 31 | Sept. 30 | June 30 | Mar. 31 |
|---|---|---|---|---|---|
| **2007:** | | | | | |
| Net revenue | $567,620 | $156,882 | $145,095 | $136,171 | $129,472 |
| Gross profit | 354,129 | 95,177 | 88,451 | 86,972 | 83,529 |
| Operating income (loss) | 7,299 | (25,881) | (15,386) | (5,177) | 53,743 |
| Net income | 48,315 | 2,685 | 4,342 | 1,327 | 39,961 |
| Basic net income per share(1) | 0.32 | 0.02 | 0.03 | 0.01 | 0.25 |
| Diluted net income per share(1) | 0.29 | 0.02 | 0.03 | 0.01 | 0.22 |
| **2006:** | | | | | |
| Net revenue | $395,261 | $125,574 | $ 93,676 | $ 89,409 | $ 86,602 |
| Gross profit | 271,153 | 83,254 | 65,287 | 62,763 | 59,849 |
| Operating income | 190,505 | 52,107 | 57,201 | 49,659 | 31,538 |
| Net income | 145,216 | 39,302 | 42,153 | 38,878 | 24,883 |
| Basic net income per share(1) | 0.90 | 0.24 | 0.26 | 0.24 | 0.15 |
| Diluted net income per share(1) | 0.81 | 0.22 | 0.24 | 0.22 | 0.14 |

(1) The sum of the quarterly net income per share will not necessarily equal the net income per share for the year due to the effects of rounding.

Annual Report

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders**
**RealNetworks, Inc.:**

We have audited the accompanying consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RealNetworks, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provision of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), RealNetworks, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
February 28, 2008

Annual Report

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited RealNetworks Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). RealNetworks Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying form 10-K. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, RealNetworks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RealNetworks, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
February 28, 2008

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

**Item 9A.** ***Controls and Procedures***

**Disclosure Controls and Procedures**

The Company's management, with the participation of the principal executive officer and principal financial officer, has evaluated the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act)). Based on their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act (1) is recorded, processed, summarized, and reported within the time period specified in the Securities and Exchange Commission rules and forms and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

**Management's Annual Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a — 15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that, as of December 31, 2007, RealNetworks maintained effective internal control over financial reporting.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007. KPMG's attestation report regarding the effectiveness of management's assessment of internal control over financial reporting is included within Item 8.

**Changes in Internal Control over Financial Reporting**

The Company's management, with the participation of the principal executive officer and principal financial officer, has evaluated the changes to the Company's internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2007 as required by paragraph (d) of Rules 13a-15 and 15d-15 of the Exchange Act and has concluded that there were no such changes that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**Item 9B.** ***Other Information***

None

## PART III.

**Item 10.** ***Directors, Executive Officers and Corporate Governance***

The information required by this Item is contained in part in the sections captioned "Board of Directors-Nominees for Director," "Board of Directors-Continuing Directors-Not Standing for Election This Year," "Board of Directors- Committees of the Board," "Board of Directors-Code of Conduct and Business Ethics" and "Voting Securities and Principal Holders-Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 3, 2008, and such information is incorporated herein by reference.

The remaining information required by this Item is set forth in Part I of this report under the caption "Executive Officers of the Registrant."

### Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Executive Compensation" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 3, 2008.

### Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this Item is incorporated by reference to the information contained in the sections captioned "Voting Securities and Principal Holders" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 3, 2008.

### Equity Compensation Plans

As of December 31, 2007, we had awards outstanding under five equity compensation plans. These plans include the RealNetworks, Inc. 1995 Stock Option Plan (1995 Plan), the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (1996 Plan), the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (2000 Plan), the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (2005 Plan), and the RealNetworks, Inc. 2002 Director Stock Option Plan (2002 Plan). In addition, the RealNetworks, Inc. 1998 Employee Stock Purchase Plan (1998 ESPP) expired on December 31, 2007 following the conclusion of the final offering period. The 1995 Plan, 1996 Plan, 2002 Plan, 2005 Plan and 1998 ESPP have been approved by our shareholders. The 2000 Plan has not been approved by our shareholders.

In 2005, our shareholders approved the 2005 Plan and upon this approval of the 2005 Plan, we terminated the 1995 Plan, the 1996 Plan, the 2000 Plan and the 2002 Plan. In 2007, our shareholders approved an amended and restated 2005 Plan, and upon this approval, we terminated the RealNetworks, Inc. Director Compensation Stock Plan. As a result of the termination of these Plans, all new equity awards will be issued under the 2005 Plan. In 2007, our shareholders also approved the RealNetworks, Inc. 2007 Employee Stock Purchase Plan (2007 ESPP) to replace the 1998 ESPP. The initial offering period under the 2007 ESPP commenced on January 1, 2008.

The following table aggregates the data from our plans:

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (in 000's)(a) | Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (in 000's)(c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 42,044 | $ 7.71 | 8,138 |
| Equity compensation plans not approved by security holders | 451 | $10.61 | — |
| Total | 42,495 | $ 7.74 | 8,138 |

(1) Two performance-based stock option awards are outstanding under the 2005 Plan. These awards must be earned based on the achievement of certain financial targets on or before specified dates, and if earned, the awards will vest according to a time-based vesting schedule applicable to each award. Each of these

awards will be canceled and forfeited in the event they are not earned on or before the specified dates for performance achievement as set forth in the agreement evidencing each award. The weighted-average exercise price in Column (b) does not take into account the shares issuable upon vesting of these awards.

(2) On December 31, 2007, the 1998 ESPP expired upon the conclusion of the final offering period under the 1998 ESPP, and no shares remained available for future issuances following such expiration. On January 1, 2008, the 2007 ESPP became effective. Column (c) above excludes the 1,500,000 shares of the Company's common stock that are authorized for future issuances pursuant to the 2007 ESPP effective January 1, 2008. Approximately 157,145 shares were subject to purchase during the open purchase period under the 1998 ESPP as of the end of fiscal 2007.

(3) Includes shares available for future issuances pursuant to the Real Networks, Inc. 2007 Director Compensation Stock Plan (2007 Director Plan), a sub-plan that operates and is administered under the 2005 Plan. Under the 2007 Director Plan, outside directors may elect to receive all or a portion of his or her quarterly director compensation in shares of the Company's common stock in lieu of cash. Shares issued to directors under the 2007 Director Plan are issued from the shares reserved under the 2005 Plan.

*Equity Compensation Plans Not Approved By Security Holders.* The Board of Directors adopted the 2000 Plan to enable the grant of nonqualified stock options to employees and consultants of RealNetworks and its subsidiaries who are not otherwise officers or directors of RealNetworks. The 2000 Plan has not been approved by RealNetworks' shareholders. The Compensation Committee of the Board of Directors is the administrator of the 2000 Plan, and as such determines all matters relating to options granted under the 2000 Plan. Nonqualified stock options granted pursuant to the 2000 Plan were granted with exercise prices equal to the fair market value of RealNetworks' common stock on the date of grant and typically vest over five years as determined by the Compensation Committee or pursuant to delegated authority as provided in the 2000 Plan. In June 2005, the 2000 Plan was terminated and the remaining available shares were transferred to the 2005 Plan.

### Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Executive Compensation-Policies and Procedures with Respect to Related Person Transactions," "Executive Compensation-Certain Relationships and Related Transactions" and "Election of Directors-Director Independence" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 3, 2008.

### Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Ratification of Appointment of Independent Registered Public Accounting Firm-Fees Billed by KPMG LLP During 2006 and 2007" and "Ratification of Appointment of Independent Registered Public Accounting Firm-Pre-Approval Policies and Procedures" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 3, 2008.

## PART IV.

### Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) **Index to Consolidated Financial Statements**

The following consolidated financial statements of RealNetworks, Inc. and subsidiaries are filed as part of this report:

Consolidated Balance Sheets — December 31, 2007 and 2006

Consolidated Statements of Operations and Comprehensive Income — Years Ended December 31, 2007, 2006, and 2005

Consolidated Statements of Cash Flows — Years Ended December 31, 2007, 2006, and 2005

Consolidated Statements of Shareholders' Equity — Years Ended December 31, 2007, 2006, and 2005

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(a)(2) **Financial Statement Schedules**

All financial statement schedules have been omitted since they are either not required, not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

(a)(3) **Index to Exhibits**

| Exhibit Number | Description |
|---|---|
| 2.1 | Agreement and Plan of Merger and Reorganization by and among RealNetworks, Inc., Symphony Acquisition Corp. I, Symphony Acquisition Corp. II, Listen.Com, Inc., Mellon Investor Services LLC, as Escrow Agent and Robert Reid, as Shareholder Representative dated as of April 21, 2003 (incorporated by reference from Exhibit 2.1 to RealNetworks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003) |
| 2.2 | Combination Agreement by and among RealNetworks, Inc., RN International Holdings B.V. and WiderThan Co., Ltd. dated as of September 12, 2006 (incorporated by reference from Exhibit 2.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2006) |
| 3.1 | Amended and Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 filed with the Securities and Exchange Commission on August 11, 2000) |
| 3.2 | Amended and Restated Bylaws adopted April 24, 2007 (incorporated by reference from Exhibit 3.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2007) |
| 4.1 | Shareholder Rights Plan dated as of December 4, 1998 between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G filed with the Securities and Exchange Commission on December 14, 1998) |
| 4.2 | Amendment No. 1 dated as of January 21, 2000 to Shareholder Rights Plan between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G/A filed with the Securities and Exchange Commission on February 7, 2000) |
| 4.3 | Amendment No. 2 dated as of May 30, 2000 to Shareholder Rights Plan between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G/A filed with the Securities and Exchange Commission on June 8, 2000) |
| 4.4 | Third Amended and Restated Investors' Rights Agreement dated March 24, 1998 by and among RealNetworks, Inc. and certain shareholders of RealNetworks (incorporated by reference from Exhibit 10.16 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on March 30, 1998) |
| 4.5 | Indenture dated as of June 17, 2003 between RealNetworks, Inc. and U.S. Bank National Association, including the form of Zero Coupon Subordinated Note due 2010 included in Section 2.2 thereof (incorporated by reference from Exhibit 4.1 to RealNetworks' Amendment No. 1 to Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 18, 2003) |
| 4.6 | Registration Rights Agreement dated as of June 17, 2003, between RealNetworks, Inc. and Goldman, Sachs & Co. (incorporated by reference from Exhibit 4.3 to RealNetworks' Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 12, 2003) |
| 10.1† | RealNetworks, Inc. 1995 Stock Option Plan (incorporated by reference from Exhibit 99.1 to RealNetworks' Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 14, 1998) |

| Exhibit Number | Description |
|---|---|
| 10.2† | RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001) |
| 10.3† | RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001) |
| 10.4† | RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 filed with the Securities and Exchange Commission on July 25, 2002) |
| 10.5† | Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002) |
| 10.6† | Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002) |
| 10.7† | Forms of Stock Option Agreement under the RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002) |
| 10.8† | RealNetworks, Inc. 2007 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007) |
| 10.9† | RealNetworks, Inc. 2007 Director Compensation Stock Plan |
| 10.10† | RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated effective June 25, 2007 (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2007) |
| 10.11† | Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan (incorporated by reference from Exhibit 10.11 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007) |
| 10.12† | Form of Restricted Stock Units Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan (incorporated by reference from Exhibit 10.12 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007) |
| 10.13 | Lease dated January 21, 1998 between RealNetworks, Inc. as Lessee and 2601 Elliott, LLC, as amended (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Securities and Exchange Commission on November 9, 2004) |
| 10.14† | Form of Director and Officer Indemnification Agreement (incorporated by reference from Exhibit 10.14 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553)) |
| 10.15 | Voting Agreement dated September 25, 1997 by and among RealNetworks, Robert Glaser, Accel IV L.P., Mitchell Kapor and Bruce Jacobsen (incorporated by reference from Exhibit 10.17 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553)) |
| 10.16 | Agreement dated September 26, 1997 by and between RealNetworks and Robert Glaser (incorporated by reference from Exhibit 10.18 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553)) |
| 10.17† | Offer Letter dated March 31, 2005 between RealNetworks, Inc. and John Giamatteo (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2005) |

| Exhibit Number | Description |
|---|---|
| 10.18† | Offer Letter dated September 18, 2003 between RealNetworks, Inc. and Dan Sheeran (incorporated by reference from Exhibit 10.18 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2005) |
| 10.19† | Offer Letter dated February 13, 2006 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.19 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006) |
| 10.20† | Agreement dated February 1, 2006 between RealNetworks, Inc. and Rob Glaser (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2006) |
| 10.21† | Agreement dated November 30, 2005 between RealNetworks, Inc. and Bob Kimball (incorporated by reference from Exhibit 10.22 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006) |
| 10.22* | Amended and Restated Settlement Agreement dated as of March 10, 2006 between RealNetworks, Inc. and Microsoft Corporation (incorporated by reference from Exhibit 10.24 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006) |
| 10.23* | Transaction, Contribution and Purchase Agreement dated as of August 20, 2007 by and among Rhapsody America LLC, RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007) |
| 10.24* | Limited Liability Company Agreement of Rhapsody America LLC dated as of August 20, 2007 among RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007) |
| 10.25 | Stockholder Agreement by and between Viacom International Inc. and RealNetworks, Inc. dated as of August 20, 2007 (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007) |
| 14.1 | RealNetworks, Inc. Code of Business Conduct and Ethics (incorporated by reference from Exhibit 14.1 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15, 2004) |
| 21.1 | Subsidiaries of RealNetworks, Inc. |
| 23.1 | Consent of KPMG LLP |
| 24.1 | Power of Attorney (included on signature page) |
| 31.1 | Certification of Robert Glaser, Chairman and Chief Executive Officer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certification of Robert Glaser, Chairman and Chief Executive Officer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2 | Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

† Executive Compensation Plan or Agreement

* Portions of this exhibit are omitted and were filed separately with the Securities and Exchange Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on February 28, 2008.

REALNETWORKS, INC.

By: /s/ ROBERT GLASER
Robert Glaser
Chief Executive Officer

## POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Robert Glaser and Michael Eggers, and each of them severally, his or her true and lawful attorneys-in-fact and agents, with full power to act without the other and with full power of substitution and resubstitution, to execute in his or her name and on his or her behalf, individually and in each capacity stated below, any and all amendments and supplements to this Report, and any and all other instruments necessary or incidental in connection herewith, and to file the same with the Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated below on February 28, 2008.

| Signature | Title |
|---|---|
| /s/ ROBERT GLASER<br>Robert Glaser | Chairman of the Board and Chief Executive Officer<br>(Principal Executive Officer) |
| /s/ MICHAEL EGGERS<br>Michael Eggers | Senior Vice President, Chief Financial Officer and Treasurer<br>(Principal Financial and Accounting Officer) |
| /s/ ERIC A. BENHAMOU<br>Eric A. Benhamou | Director |
| /s/ EDWARD BLEIER<br>Edward Bleier | Director |
| /s/ JAMES W. BREYER<br>James W. Breyer | Director |
| /s/ JEREMY JAECH<br>Jeremy Jaech | Director |
| /s/ JONATHAN D. KLEIN<br>Jonathan D. Klein | Director |
| /s/ KALPANA RAINA<br>Kalpana Raina | Director |

## Exhibit Index

| Exhibit Number | Description |
|---|---|
| 2.1 | Agreement and Plan of Merger and Reorganization by and among RealNetworks, Inc., Symphony Acquisition Corp. I, Symphony Acquisition Corp. II, Listen.Com, Inc., Mellon Investor Services LLC, as Escrow Agent and Robert Reid, as Shareholder Representative dated as of April 21, 2003 (incorporated by reference from Exhibit 2.1 to RealNetworks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003) |
| 2.2 | Combination Agreement by and among RealNetworks, Inc., RN International Holdings B.V. and WiderThan Co., Ltd. dated as of September 12, 2006 (incorporated by reference from Exhibit 2.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2006) |
| 3.1 | Amended and Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 filed with the Securities and Exchange Commission on August 11, 2000) |
| 3.2 | Amended and Restated Bylaws adopted April 24, 2007 (incorporated by reference from Exhibit 3.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2007) |
| 4.1 | Shareholder Rights Plan dated as of December 4, 1998 between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G filed with the Securities and Exchange Commission on December 14, 1998) |
| 4.2 | Amendment No. 1 dated as of January 21, 2000 to Shareholder Rights Plan between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G/A filed with the Securities and Exchange Commission on February 7, 2000) |
| 4.3 | Amendment No. 2 dated as of May 30, 2000 to Shareholder Rights Plan between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G/A filed with the Securities and Exchange Commission on June 8, 2000) |
| 4.4 | Third Amended and Restated Investors' Rights Agreement dated March 24, 1998 by and among RealNetworks, Inc. and certain shareholders of RealNetworks (incorporated by reference from Exhibit 10.16 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on March 30, 1998) |
| 4.5 | Indenture dated as of June 17, 2003 between RealNetworks, Inc. and U.S. Bank National Association, including the form of Zero Coupon Subordinated Note due 2010 included in Section 2.2 thereof (incorporated by reference from Exhibit 4.1 to RealNetworks' Amendment No. 1 to Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 18, 2003) |
| 4.6 | Registration Rights Agreement dated as of June 17, 2003, between RealNetworks, Inc. and Goldman, Sachs & Co. (incorporated by reference from Exhibit 4.3 to RealNetworks' Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 12, 2003) |
| 10.1† | RealNetworks, Inc. 1995 Stock Option Plan (incorporated by reference from Exhibit 99.1 to RealNetworks' Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 14, 1998) |
| 10.2† | RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001) |
| 10.3† | RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001) |

| Exhibit Number | Description |
|---|---|
| 10.4† | RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 filed with the Securities and Exchange Commission on July 25, 2002) |
| 10.5† | Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002) |
| 10.6† | Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002) |
| 10.7† | Forms of Stock Option Agreement under the RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002) |
| 10.8† | RealNetworks, Inc. 2007 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007) |
| 10.9† | RealNetworks, Inc. 2007 Director Compensation Stock Plan |
| 10.10† | RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated effective June 25, 2007 (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2007) |
| 10.11† | Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan (incorporated by reference from Exhibit 10.11 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007) |
| 10.12† | Form of Restricted Stock Units Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan (incorporated by reference from Exhibit 10.12 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007) |
| 10.13 | Lease dated January 21, 1998 between RealNetworks, Inc. as Lessee and 2601 Elliott, LLC, as amended (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Securities and Exchange Commission on November 9, 2004) |
| 10.14† | Form of Director and Officer Indemnification Agreement (incorporated by reference from Exhibit 10.14 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553)) |
| 10.15 | Voting Agreement dated September 25, 1997 by and among RealNetworks, Robert Glaser, Accel IV L.P., Mitchell Kapor and Bruce Jacobsen (incorporated by reference from Exhibit 10.17 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553)) |
| 10.16 | Agreement dated September 26, 1997 by and between RealNetworks and Robert Glaser (incorporated by reference from Exhibit 10.18 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553)) |
| 10.17† | Offer Letter dated March 31, 2005 between RealNetworks, Inc. and John Giamatteo (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2005) |
| 10.18† | Offer Letter dated September 18, 2003 between RealNetworks, Inc. and Dan Sheeran (incorporated by reference from Exhibit 10.18 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2005) |

| Exhibit Number | Description |
|---|---|
| 10.19† | Offer Letter dated February 13, 2006 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.19 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006) |
| 10.20† | Agreement dated February 1, 2006 between RealNetworks, Inc. and Rob Glaser (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2006) |
| 10.21† | Agreement dated November 30, 2005 between RealNetworks, Inc. and Bob Kimball (incorporated by reference from Exhibit 10.22 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006) |
| 10.22* | Amended and Restated Settlement Agreement dated as of March 10, 2006 between RealNetworks, Inc. and Microsoft Corporation (incorporated by reference from Exhibit 10.24 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006) |
| 10.23* | Transaction, Contribution and Purchase Agreement dated as of August 20, 2007 by and among Rhapsody America LLC, RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007) |
| 10.24* | Limited Liability Company Agreement of Rhapsody America LLC dated as of August 20, 2007 among RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007) |
| 10.25 | Stockholder Agreement by and between Viacom International Inc. and RealNetworks, Inc. dated as of August 20, 2007 (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007) |
| 14.1 | RealNetworks, Inc. Code of Business Conduct and Ethics (incorporated by reference from Exhibit 14.1 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15, 2004) |
| 21.1 | Subsidiaries of RealNetworks, Inc. |
| 23.1 | Consent of KPMG LLP |
| 24.1 | Power of Attorney (included on signature page) |
| 31.1 | Certification of Robert Glaser, Chairman and Chief Executive Officer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certification of Robert Glaser, Chairman and Chief Executive Officer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2 | Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

† Executive Compensation Plan or Agreement

* Portions of this exhibit are omitted and were filed separately with the Securities and Exchange Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

**About Non-GAAP Financial Measures**

This Annual Report to Shareholders contains certain non-GAAP financial measures, including adjusted EBITDA. Adjusted EBITDA consists of net income excluding the impact of the following: interest income, net; income taxes; depreciation; amortization (net of minority interest effect); stock-based compensation; expenses for employee stock options that were converted to cash rights; equity investment gains and losses from sales or impairments; income and expenses including charitable contributions related to the Microsoft agreements; and gain on initial formation of Rhapsody America.

RealNetworks believes that the presentation of adjusted EBITDA provides important supplemental information to management and investors regarding financial and business trends relating to the company's financial condition and results of operations. Management believes that the use of this non-GAAP financial measure provides consistency and comparability with our past financial reports, and also facilitates comparisons with other companies in our industry, many of which use similar non-GAAP financial measures to supplement their GAAP results. Management has historically used this non-GAAP measure when evaluating operating performance because the inclusion or exclusion of the items described above provides additional useful measures of our operating results and facilitates comparisons of our core operating performance against prior periods and our business model objectives. We have chosen to provide this information to investors in order to enable them to perform additional analyses of past, present and future operating performance, to enable them to compare us to other companies, and as a supplemental means to evaluate our ongoing operations. Externally, we believe that adjusted EBITDA continues to be useful to investors in their assessment of our operating performance and the valuation of our company.

Internally, adjusted EBITDA is a significant measure used by management for purposes of:

- supplementing the financial results and forecasts reported to our board of directors;
- evaluating the operating performance of our company which includes direct and incrementally controllable revenue and costs of operations, but excludes items considered by management to be either non-cash or non-operating such as interest income and expense, stock-based compensation, tax expense, depreciation and amortization;
- managing and comparing performance internally across our businesses and externally against our peers;
- establishing internal operating budgets; and
- evaluating and valuing potential acquisition candidates.

Adjusted EBITDA is used by management as a way to isolate our operating performance and to compare it to that of other companies.

Adjusted EBITDA is not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs associated with the operations of our business as determined in accordance with GAAP. As a result, you should not consider these measures in isolation or as a substitute for analysis of RealNetworks' results as reported under GAAP. We expect to continue to incur expenses similar to the non-GAAP adjustments described above, and exclusion of these items from our non-GAAP financial measures should not be construed as an inference that these costs are unusual or infrequent. Some of the limitations in relying on our non-GAAP financial measures are:

- Adjusted EBITDA is a measure which we have defined for internal and investor purposes and is not in accordance with GAAP. A further limitation associated with this measure is that it does not include all costs and income that impact our net income and net income per share. We compensate for these limitations by prominently disclosing GAAP net income, which we believe is the most directly comparable GAAP measure, and providing investors with the reconciliation from GAAP net income to adjusted EBITDA.

**Reconciliation of GAAP net income to adjusted EBITDA is as follows:**

| | Year Ended | | |
|---|---|---|---|
| | December 31, 2007 | December 31, 2006 | December 31, 2005 |
| | | (In thousands) | |
| Net income in accordance with GAAP | $ 48,315 | $ 145,216 | $ 312,345 |
| Interest income, net | (30,874) | (37,622) | (14,511) |
| Stock-based compensation | 23,918 | 18,151 | 128 |
| Loss (gain) on equity investments | (98) | 830 | (19,064) |
| Conversion of WiderThan stock options to a cash equivalent | 2,062 | 641 | — |
| Depreciation and amortization | 45,040 | 20,980 | 16,243 |
| Gain on initial formation of Rhapsody America | (3,866) | — | — |
| Expenses (benefit) related to antitrust litigation: | | | |
| Income | (61,000) | (221,000) | (478,571) |
| Expenses | 1,053 | 3,994 | 62,775 |
| Charitable contributions | 1,921 | 6,928 | 14,786 |
| Income taxes | 27,456 | 82,537 | 117,198 |
| Adjusted EBITDA | $ 53,927 | $ 20,655 | $ 11,329 |

Annual Report

## Board of Directors

**Rob Glaser**
*Chairman of the Board and Chief Executive Officer*

**Eric A. Benhamou**
*Chairman and Chief Executive Officer, Benhamou Global Ventures*

**Edward Bleier**
*Retired President, Pay-TV, Warner Bros.*

**James Breyer**
*General Partner, Accel Partners*

**Jeremy Jaech**
*Private Investor*

**Jonathan D. Klein**
*Chief Executive Officer, Getty Images Inc.*

**Kalpana Raina**
*Private Investor*

## Executive Officers

**Rob Glaser**
*Chairman and Chief Executive Officer*

**Michael Eggers**
*Senior Vice President, Chief Financial Officer and Treasurer*

**Savino R. (Sid) Ferrales**
*Senior Vice President, Human Resources*

**John Giamatteo**
*President, Technology Products and Solutions and International Operations*

**Robert Kimball**
*Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary*

**Daniel C. Sheeran**
*Senior Vice President, Corporate Partnerships and Business Development*

**Robert J. Williams**
*Senior Vice President, Music Products*

**Harold Zeitz**
*Senior Vice President, Games and Media Software and Services*

## Shareholder Services and Investor Relations

**Transfer Agent and Registrar**
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252
or
480 Washington Boulevard
Jersey City, NJ 07310-1900

**For Domestic Shareholders**
(877) 255-0997

**TDD for Hearing Impaired**
Shareholders
(800) 231-5469

**For International Shareholders**
(201) 680-6578

**TDD International Shareholders**
(201) 680-6610

**Website:**
www.bnymellon.com/shareowner/isd

**Independent Auditors**
KPMG LLP
Seattle, Washington

**Corporate Headquarters**
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

**RealNetworks, Inc. Website**
For more information on the company, please visit its websites at www.realnetworks.com and www.real.com

**Annual Meeting of Shareholders**
2:00 p.m., Tuesday, June 3, 2008
The Seattle Marriott
Waterfront Hotel
2100 Alaskan Way
Seattle, Washington 98121

**Form 10-K**
Available without charge upon request. Copies of the RealNetworks, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission are available from the company without charge. Contact RealNetworks' Investor Relations at investor_relations@real.com, by correspondence to the corporate headquarters address or by telephone: (206) 892-6320

**Trademark Information**


This report contains forward looking statements. Forward-looking statements are often identified by the words "believe," "may," "will," "optimistic," "anticipate," "intend," "should," "could," "would," "strategy," "plan," "continue," or the negative of these words or other words or expressions of similar meaning and include, but are not limited to, the following statements: statements relating to the potential growth of our Games and other businesses; the advantages resulting from the uniqueness of our Games assets and business; the benefits and timing of the roll-out of our next-generation games platform; the ability to monetize our Games business with advertising and consumer acceptance thereof; the broadening of RealNetworks' strategic partnerships and advantages and growth RealNetworks will achieve as a result of such partnerships (including in connection with our Games business, Music business and Technology Products and Solutions business); the ability to increase our access to the music market and increase our user base, including, among others, as a result of our strategic partnerships, the arrival of the DRM-free era of digital music sales and from offering our music services through mobile handset and consumer devices; anticipated revenue growth resulting from the release (and expected future releases) of new Media Software and Services products; the ability to increase penetration of RealNetworks' ring-back tone services in the U.S. market; opportunities for growth in mobile carrier services; RealNetworks' ability to build predictable and durable revenue streams by balancing contributions from subscriptions, purchases and advertising; RealNetworks' ability to increase recurring revenue; growth in the demand for digital media interest and services generally; RealNetworks' ability to leverage broadband and wireless partnerships to distribute compelling content and services; the expansion of RealNetworks' customer base and the use of capital to augment organic growth as well as to take advantage of acquisition opportunities. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements, including, but not limited to, the following: risks associated with acquisitions generally and RealNetworks' acquisition of Sony NetServices, Exomi, Game Trust and the assets of Trymedia in particular; the development and consumer acceptance of online music distribution services generally and RealNetworks' content services in particular; the potential that RealNetworks will be unable to continue to enter into commercially attractive agreements with third parties for the provision of compelling content for subscription service offerings; competitive risks, including competing technologies, products and services, risks associated with the introduction of new products and services; risks inherent in strategic relationships, especially with competitors, and risks relating to the ability of RealNetworks to enter into strategic partnerships and the ability of RealNetworks' strategic partners to generate subscribers for RealNetworks' digital content services. More information about risk factors that could affect RealNetworks' business and financial results is included in RealNetworks' annual report on Form 10-K for the fiscal year ended December 31, 2007. All forward looking statements include the assumptions that underlie such statements and are based on management's estimates, projections and assumptions as of the date hereof. RealNetworks assumes no obligation to update any such forward looking statements or information.

Designed by Curran & Connors, Inc. / www.curran-connors.com


real
TM
RealNetworks, Inc.
2601 Elliott Avenue
Seattle, WA 98121
www.real.com